September 7, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:	TapImmune Inc. (the “Company”)
Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”)
Filed April 18, 2011
File No. 0-27239

Dear Mr. Rosenberg:

The following summarizes the correspondence between the Company and the Staff of the SEC regarding the Company’s 2010 Form 10-K, and various quarterly reports on Form 10-Q during the Company’s 2010 fiscal year:

●           comment letter, dated December 23, 2010, from the SEC to the Company;
●           response letter, dated January 28, 2011, from the Company to the SEC;
●           comment letter, dated February 23, 2011, from the SEC to the Company;
●           response letter, dated March 30, 2011, from the Company to the SEC;
●           response letter, dated April 6, 2011, from the Company to the SEC;
●           comment letter, dated April 21, 2011, from the SEC to the Company;
●           response letter, dated, May 18, 2011, from the Company to the SEC;
●           comment letter, dated June 17, 2011, from the SEC to the Company;
●           a letter, dated July 12, 2011, from the Company to the SEC;
●           a letter, dated July 14, 2011, from the Company to the SEC;
●           a letter, dated August 23, 2011, from the Company to the SEC.

The purpose of this letter is to provide the Staff of the SEC with the opportunity to review draft amendments to:

(i)	the 2010 Form 10-K, the draft of which is attached to this letter as Exhibit A;
(ii)	the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2010, the draft of which is attached to this letter as Exhibit B;
(iii)	the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010, the draft of which is attached to this letter as Exhibit C; and
(iv)
the Company’s quarterly report on  Form 10-Q for the quarter ended September 30, 2010 (together with the periodic reports in (i) through (iii), the “Periodic Reports”), the draft of which is attached to this letter as Exhibit D.

    The Periodic Reports have been amended to answer the comments that the Company has received from the SEC. Among other matters, they have been amended to report restated Stockholders’ deficit and Accumulated paid-in capital relating to the revaluation and reclassification of accounting for debt settlement transactions in fiscal year ended December 31, 2009 and the recognition of derivative liabilities relating to embedded warrants. For your convenience, additions to the Periodic Reports are double underlined and marked in blue and deletions are struckthrough and marked in red.

        In addition to the above, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Periodic Reports, (ii) comments from the Staff of the SEC do not foreclose the SEC from taking any action with respect to the Periodic Reports and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

    If you have any questions with the above, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune Inc.

/s/ Denis Corin

cc:           Sasha Parikh, Staff Accountant
 Don Abbott, Review Accountant

Exhibit A

Draft Form 10-K/A for the fiscal year ended December 31, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

[X]                      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________.

Commission file number 000-27239

TAPIMMUNE INC.
(Exact name of registrant as specified in its charter)

Nevada	88-0277072
(State or other jurisdiction of incorporation of organization)	(I.R.S. Employer Identification No.)

2815 Eastlake Avenue East, Suite 300 Seattle, Washington	98102
(Address of Principal Executive Offices)	(Zip Code)

(206) 336-5560
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:  None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $0.001
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [  ]  No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 of Section 15(d) of the Act.

Yes [  ]  No [X]

Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X]  No [  ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   [  ]                                                                                                       Accelerated filer [  ]

Non-accelerated filer  (do not check if a smaller reporting company)   [  ]                       Smaller reporting company  [X]

Indicate by checkmark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [  ]  No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant computed by reference to the price at which the registrant’s common equity was last sold, as of June 30, 2010 (the last day of the registrant’s most recently completed second fiscal quarter) was approximately $3,815,464.

The registrant had 45,452,099 shares of common stock outstanding as of April 15, 2011.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A (the “Form 10-K/A”) to the Annual Report on Form 10-K for TapImmune Inc. (“we” or the “Company”) for the fiscal year ended December 31, 2010, initially filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2011 (the “Original Filing”), is being filed to amend and restate the Company’s consolidated financial statements and related disclosures for the year ended December 31, 2009 as discussed in Note 1A to the accompanying restated financial statements. The amendments and restatement relates to the Company’s accounting for debt settlement transactions which took place in the fiscal year ended December 2009. The restatement of the Company’s accounting for the debt settlement transactions arose in connection with comments received from the staff of the SEC in its review of the Company’s periodic SEC filings.

As a result, and as previously disclosed in filings made with the SEC, on April 6, 2011, the Board of Directors of the Company, determined that the Company’s previously issued consolidated financial statements and reports filed with the SEC for the fiscal year ended December 31, 2009 should not be relied upon. For a more detailed description of the effects of the restatement, see further discussion in Note 1A, “Restatement of Consolidated Financial Statements” to our consolidated financial statements included in Item 8 of this report.

For the convenience of the reader, this Form 10-K/A sets forth the Original Filing in its entirety. However, this Form 10-K/A only amends and restates Items 7, 8, 13 and 15 of the Original Filing, in each case, solely as a result of, and to reflect, the restatement and comments of the SEC, and no other information in the Original Filing is amended hereby. The foregoing items have not been updated to reflect other events occurring after the Original Filing or to modify or update those disclosures affected by subsequent events. In addition, pursuant to the rules of the SEC, Item 15 of the Original Filings has been amended to contain currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and are attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to this report.

Except for the foregoing amended information, this Form 10-K/A continues to speak as of the dates of the Original Filing, and the Company has not updated the disclosures contained herein to reflect events that occurred at a later date. Other events occurring after the filings of the Original Filing or other disclosures necessary to reflect subsequent events will be addressed in any reports filed with the SEC subsequent to this filing.

FORWARD LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential” or “continue”, the negative of such terms or other comparable terminology. In evaluating these statements, you should consider various factors, including the assumptions, risks and uncertainties outlined in this annual report under “Risk Factors”. These factors or any of them may cause our actual results to differ materially from any forward-looking statement made in this annual report. Forward-looking statements in this annual report include, among others, statements regarding:

·	our capital needs;

·	business plans; and

·	expectations.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events, our actual results will likely vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Some of the risks and assumptions include:

·	our need for additional financing;

·	our limited operating history;

·	our history of operating losses;

·	our lack of insurance coverage;

·	the competitive environment in which we operate;

·	changes in governmental regulation and administrative practices;

·	our dependence on key personnel;

·	conflicts of interest of our directors and officers;

·	our ability to fully implement our business plan;

·	our ability to effectively manage our growth; and

·	other regulatory, legislative and judicial developments.

We advise the reader that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to us or persons acting on our behalf. Important factors that you should also consider, include, but are not limited to, the factors discussed under “Risk Factors” in this annual report.

The forward-looking statements in this annual report are made as of the date of this annual report and we do not intend or undertake to update any of the forward-looking statements to conform these statements to actual results, except as required by applicable law, including the securities laws of the United States.

AVAILABLE INFORMATION

TapImmune Inc. files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy documents referred to in this Annual Report on Form 10-K that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

REFERENCES

As used in this annual report: (i) the terms “we”, “us”, “our”, “TapImmune” and the “Company” mean TapImmune Inc.; (ii) “SEC” refers to the Securities and Exchange Commission; (iii) “Securities Act” refers to the United States Securities Act of 1933, as amended; (iv) “Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended; and (v) all dollar amounts refer to United States dollars unless otherwise indicated.

PART I

ITEM 1.BUSINESS

Company Overview

We are a biotechnology company whose strategic vision is to develop and market products specializing in the application of discoveries in cellular and molecular immunology and cancer biology to the development of proprietary therapeutics aimed at the treatment and eradication of cancer and prevention of infectious diseases. Our technologies are based on an understanding of the function of a protein pump known as “TAP”, which is located within cells and which is essential to the processing of foreign (microbial) or autologous antigens, and subsequent presentation to the immune system for eradication of the cancer or infected cell. We currently have none of our product candidates on the market and are focusing on the development and testing of our product candidates.

The current standard therapies for cancer treatment include surgery, radiation therapy and chemotherapy. However, we believe that these treatments are not precise in targeting only cancerous cells and often fail to remove or destroy all of the cancer. The remaining cancer cells may then grow into new tumors, which can be resistant to further chemotherapy or radiation, which may result in death. In the United States, deaths from cancer are second only to cardiovascular deaths.

Company History

We currently trade on the OTC Bulletin Board under the symbol “TPIV”.

We were incorporated under the laws of the State of Nevada in 1991 under the name “Ward’s Futura Automotive Ltd”. We changed our name a number of times since 1991 and, in July 2002, we completed the acquisition of GeneMax Pharmaceuticals Inc. (“GeneMax Pharmaceuticals”), a Delaware corporation, in a reverse merger and changed our name to “GeneMax Corp”. As a result of this transaction the former stockholders of GeneMax Pharmaceuticals then owned 75% of the total issued and outstanding shares of GeneMax Corp. GeneMax Pharmaceuticals is now a wholly owned subsidiary of TapImmune, and GeneMax Pharmaceuticals Canada Inc. (“GPCanada”), a British Columbia corporation, is a wholly owned subsidiary of GeneMax Pharmaceuticals. On June 28, 2007, we approved a name change to TapImmune Inc.

The Immunotherapy Industry for Cancer

Management believes that there is a critical need for more effective cancer therapies. Management further believes that the global market for effective cancer treatments is large, and that immunotherapies representing potential treatments for metastatic cancer are an unmet need in the area of oncology.

The human immune system appears to have the potential to clear cancers from the body, based on clinical observations that some tumors spontaneously regress when the immune system is activated. Most cancers are not very “immunogenic”, however, meaning that the cancers are not able to induce an immune response because they no longer express sufficient levels of key proteins on their cell surface, known as Major Histocompatability Class I or MHC Class I proteins. In healthy cells, these proteins provide the information to the immune system that defines whether the cell is healthy or, in the case of cancer or viral infection, abnormal. If the MHC Class I proteins signal that the cells are abnormal, then the immune system’s T-cells are activated to attack and kill the infected or malignant cell.

In many solid cancer tumors, the TAP protein system does not function and, therefore, the immune system is not stimulated to attack the cancer. Management believes that although a number of cancer therapies have been developed that stimulate the immune system, these approaches have often proven ineffective because the cancers remain invisible to the immune system due to this apparent lack of or low expression of the TAP protein.

By restoring TAP expression to TAP-deficient cells, the MHC Class I protein peptide complexes could signal the immune system to attack the cancer. The strategic vision of TapImmune is to be a product-driven biotechnology company, focusing primarily on use of its patented TAP technology to restore the TAP function within cancerous cells, thus making them immunogenic, or more “visible” to cancer fighting immune cells. Management believes that this cancer vaccine strategy will provide the most viable therapeutic approach that addresses this problem of “non-immunogenicity” of cancer. Management believes that this therapy may have a strong competitive advantage over other cancer therapies, since restoring the TAP protein will direct the immune system to specifically target the cancerous cells without damaging healthy tissue.

As a key part of its overall strategy, and with adequate funding, the company is pursuing the development of prophylactic vaccines against infectious microbes and will also do so in partnership with other vaccine developers. The company intends to develop the TAP technology for use as a vaccine that restores normal immune recognition for the treatment of cancer and supplements immune recognition for the development of prophylactic vaccines.

TapImmune’s Target Market and Strategy

With the required funding in place, we will support and expand on our key infectious disease partnerships, including our collaboration efforts with the Mayo Clinic and Aeras TB Foundation. We will also continue product development in oncology both alone and with corporate partners and collaborators including the Mayo Clinic for HER2/neu positive Breast Cancer. Cancer encompasses a large number of diseases that affect many different parts of the human body. The diversity of cancer types and their overall prevalence create a large need for new and improved treatments. Management believes that there is a significant market opportunity for a cancer treatment that utilizes the highly specific defense mechanisms of the immune system to attack cancers. Research & Markets (Global Vaccine Market Outlook 2007 – 2010) estimated that the market for cancer vaccines could reach approximately $6 billion in 2010. IMS has estimated that the cancer market will mushroom from $48 billion to $75 billion in 2012 with biopharma companies anticipating that cancer vaccines will grab a large slice of the market (Fierch Biotech, March 23, 2010). The goal of TapImmune management is to have the FDA approve our cancer vaccines within the next few years so that we can secure a portion of this market.

Management also believes that our prophylactic vaccine adjuvant will improve the creation of new vaccines and enhance the efficacy of current vaccines in the treatment of infectious disease. It will be a key business development strategy to pursue additional partnerships and joint research and development ventures with vaccine manufacturers and pharmaceutical companies to bring new and improved vaccines to market. This strategy includes the development of vaccines for pandemic diseases and for bioterrorism threats. The market for prophylactic vaccines is around $6 Billion and is expected to reach $11 billion in 2010 (Frost & Sullivan). Management believes that our adjuvant will increase the potency of many of the currently available vaccines and lead to the creation of better, more effective new vaccines, thereby allowing us to participate in this large market through novel new products and in combination with existing vaccines.

Research and Development Efforts

We direct our research and development efforts towards the development of immunotherapeutic and prophylactic vaccine products for the treatment of cancer and protection against pathogenic microbes respectively, using our proprietary TAP technology and synergistic technologies from the Mayo Clinic for which TapImmune has Exclusive Options to License. We have focused our efforts initially on the development of a therapeutic vaccine for applications in cancer treatment while demonstrating the breadth of the TAP technology for the development of prophylactic vaccines and its ability to complement currently approved and emerging products in both cancer therapeutics and prophylactic vaccines against microbes. This approach allows us to pursue our own internal product development while positioning us to enter into multiple partnerships and licensing agreements. Our first generation TAP vaccines that have been used in animal preclinical studies are based on insertion of TAP genes into a proprietary modified adenovirus vector.~~.~~ We also plan to develop gene expression vectors that can deliver plasmid DNA encoding TAP. We have an opportunity to take advantage of our potential partners’ capabilities while reducing our overhead costs. Our relationship with the University of British Columbia (“UBC”) allowed us to conduct contract research and development by employing highly skilled scientists at UBC. The research and development team performed the basic research on the biological function of TAP and related licensed technology as well as preclinical animal studies in cancer and infectious diseases. Moving into the development phase, we plan to work closely with our collaborators and use their extensive facilities, infrastructure and resources to initiate clinical work. We have initiated discussions with a qualified CRO (contract research organization), with specialist expertise in viral vectors, for the production of clinical grade vaccine products to be used in preclinical and clinical studies that require production facilities with Good Manufacturing Practices (“GMP”) and Good Laboratory Practices (“GLP”) certification. We will also plan to rely on partnership with Aeras to demonstrate the use of TAP in a new TB vaccine candidate. Second generation vaccines using TAP-encoding DNA plasmids will also be developed.

Products and Technology in Development

TAP Cancer Vaccine

Research on our TAP Cancer Vaccine was conducted at the UBC Biomedical Research Centre under an agreement we refer to in this Annual Report as our “Collaborative Research Agreement”. This therapeutic cancer vaccine candidate, to be tested in preclinical toxicology studies, will, if successfully developed, include the patented use of the TAP-1 gene to restore the TAP protein, with the objective being to develop the TAP technology as a therapeutic cancer vaccine that will restore the normal immune recognition of cancer cells. The TAP Cancer Vaccine will be targeted at those cancers that are deficient in the TAP protein, which include breast cancer, prostate cancer, lung cancer, liver cancer, melanoma, renal cancer and colorectal cancer.

Management believes that the TAP Cancer Vaccine will deliver the genetic information required for the production of the TAP protein in the target cancer cell. This will trigger the cancer cell’s ability to effectively identify itself to the body’s immune system by transporting the cancer antigen peptides to the cell surface using the individual’s specific MHC Class I proteins. As a result, we believe that the immune response could be targeted to the entire repertoire of cancer antigen peptides produced by the cancer cell, rather than just to a single cancer antigen, as delivered by current cancer vaccines. The TAP Cancer Vaccine could allow the immune response to respond to the cancer even if the TAP protein and genetic information were only delivered to a small portion of the cancer cells. In addition, the TAP Cancer Vaccine would generate an immune response to any TAP-deficient cancer, regardless of the patient’s individual genetic variability either in the MHC Class I proteins or in the cancer-specific proteins and resultant peptides.

In general, a “cancer vaccine” is a therapy whose goal is to stimulate the immune system to attack tumors. Management believes that most current cancer vaccines contain either cancer-specific proteins that directly activate the immune system or contain genetic information, such as DNA, that encodes these cancer-specific proteins. Management believes that there are a number of key conditions that must be met before a cancer vaccine can be effective in generating a therapeutic immune response: (i) the cancer antigen peptide delivered by the vaccine has to be recognized by the immune system as “abnormal” or “foreign” in order to generate a strong and specific T-cell response; (ii) the same cancer antigen peptide has to be displayed on the surface of the cancer cells in association with the MHC Class I proteins; and (iii) these cancer antigen peptides then have to be sufficiently different from normal proteins in order to generate a strong anti-tumor response.

If these conditions are all met, then management believes that such cancer vaccines should generate a sufficiently strong immune response to kill the cancer cells. However, the identification of suitable cancer-specific antigen proteins to use in these therapeutic vaccines has proven extremely complex. In addition, the MHC Class I proteins are highly variable, with over 100 different types in humans and, as a result, any one-cancer antigen peptide will not produce an immune response for all individuals. Cancers are “genetically unstable” and their proteins are highly variable, so that the selected cancer antigen protein may result in the immune system only attacking a small subset of the cancerous cells.

Laboratory Testing of the TAP Cancer Vaccine
Management believes that the key milestone of efficacy in animal models of cancer has been attained and that other scientific research teams have validated the experimental data from these animal studies. The proof of principle for the TAP technology as a cancer vaccine was established in research conducted during the last ten years at UBC. The initial studies were conducted using a small-cell lung cancer cell line that was derived from an aggressive, metastatic cancer. These cells have multiple defects in the “antigen presentation pathway” in that they are not detected by the immune system. When the TAP protein was introduced into these cells, antigen presentation was restored. In addition, a series of animal studies have demonstrated the ability of TAP to restore an immune response. This study was published in Nature Biotechnology (Vol. 18, pp. 515-520, May 2000). Management believes that the TAP technology has been further validated in metastatic melanoma, where animal studies similar to the small-cell lung cancer studies described above were performed and similar results were achieved.

Pre-Clinical Testing
We have completed small animal pre-clinical animal testing of our TAP Cancer Vaccine to the extent that is required as a prerequisite for further preclinical toxicology analysis and Investigational New Drug (or “IND”) application to the FDA. The pre-clinical testing of the TAP Cancer Vaccine to date included the evaluation of several strains of vaccinia and adenovirus vectors to assess their respective ability to deliver the correct genetic information allowing expression of the TAP protein in tumors, the selection and licensing of the vector from Crucell and the identification and entering into an agreement, that we refer to in this Annual Report as our “Production Services Agreement”, with a CRO, a GMP manufacturer, for subsequent production of the TAP Cancer Vaccine. We have to complete the performance of toxicology studies using the TAP Cancer Vaccine on at least two animal species to confirm its non-toxicity. In addition, we must complete initial vaccine production, and develop internal and external clinical trials, support personnel and infrastructure before commencing clinical trials.

Once the formal pre-clinical testing is completed, we intend to compile and summarize the data and submit it to the United States Federal Drug Administration (or “FDA”) and/or the Canadian Health Canada (or “HC”), and/or other national regulatory agencies, in the form of an investigational new drug application. We anticipate that these applications would include data on vaccine production, animal studies and toxicology studies, as well as proposed protocols for the Phase I human clinical trials, described below.

Phase I Human Clinical Trials
Management believes that, subject to the completion of remaining pre-clinical work in 2011and financing, estimated at approximately $5,000,000, the Phase I human clinical trials could commence at the start of 2012. The Phase I human clinical trials will be designed to provide data on the safety of the TAP Cancer Vaccine when used alone or as a component of a cancer vaccine in humans. If the latter strategy is employed the clinical trial design and specific cancer indication will be dependent upon the collaboration.

Clinical trials to support new drug applications are typically conducted in three sequential phases, although the phases may overlap. During Phase I there is an initial introduction of the therapeutic candidate into healthy human subjects or patients. The drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to assess the clinical activity of the drug in specific targeted indications, assess dosage tolerance and optimal dosage and continue to identify possible adverse effects and safety risks. If the therapeutic candidate is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites.

Infectious Disease Application for “TAP” Adjuvant
TapImmune plans to develop or license out our technology for the creation of enhanced viral vaccines, such as for smallpox and others, based on our findings that TAP can augment immune responses. We have presented data showing that increasing TAP expression in TAP-competent antigen presenting cells (APCs) and/or virus infected cells increases the antigenic peptide associated with MHC class I expression on the cell surface, and leads to increased specific T cell-mediated immune responses. We believe this technology can add great value to the creation of new vaccines and enhance those that already exist. Our collaboration with Aeras TB Foundation is evidence of this and we will continue to pursue additional partnerships and collaborations as a key strategy to expand our R&D program to optimize resources and to reduce costs and development Times.

Strategic Relationships

University of British Columbia Agreement
We had conducted our research and development at the University of British Columbia (“UBC”) under a Collaborative Research Agreement (“CRA”), however, as a consequence of our Option and Settlement Agreement with UBC, we presently plan to contract out our research and development and continue to contract out clinical grade production of our TAP based vaccines. In addition, we have an option on any improvements or related TAP technologies coming out of UBC.

Crucell Holland B.V. Research License and Option Agreement
Effective August 7, 2003, we entered into a five-year research license and option agreement with Crucell Holland B.V. (“Crucell”), whereby Crucell granted us a non-exclusive worldwide license for the research use of its packaging cell (PerC6) technology. We were required to make certain payments over the five-year term totaling Euro €450,000 (approximately $510,100).

The license was dormant with an outstanding balance owing of 170,000 Euro ($248,938) that was included in research obligations. Management has completed a settlement for the remaining balance including a €17,000 cash payment and the issuance of 265,000 shares of the Company’s restricted common stock.

Effective August 7, 2008, we negotiated an amended license agreement for the use of Crucell’s adenovirus technology. We are required to make annual license payments on the anniversary of the effective date for the three year term equal to €75,000 per annum. As at December 31, 2010, we have accrued $141,761 (€106,250) under the amended agreement.

National Institute of Allergy and Infectious Diseases
We signed a License Agreement with the National Institute of Health (USA) for the use of the Modified Vaccinia Ankora (MVA) virus for the development of vaccines. We will continue to license this technology for the development of prophylactic vaccines against infectious diseases. Under the terms of this agreement we are required to pay a royalty of $2,500 per year. This license is expected to be renegotiated pending adequate funding.

Mayo Foundation for Medical Education and Research
On May 26, 2010 we signed a Technology Option Agreement with the Mayo Foundation for Medical Education and Research, Rochester, MN, for the evaluation of HER2/neu peptide epitopes as antigens for a breast cancer vaccine. The agreement grants TapImmune and exclusive worldwide option to become the exclusive licensee of the technology.

On July 24, 2010, we signed a Research and Technology License Option Agreement with the Mayo Foundation for Medical Education and Research, Rochester, MN, to evaluate novel smallpox peptide antigens. The Agreement grants TapImmune an exclusive worldwide option to become the exclusive licensee of the smallpox vaccine technology after research studies have been completed under the terms of the agreement.

Other Technology

On February 16, 2004, we added to our technology portfolio by expanding the License Agreement (now assigned under the purchase agreement) with UBC to include a technological method that identifies agonists or antagonists antigen presentation to the immune system by normal and cancerous cells. Management believes that this technology can be used to screen and select new drugs that regulate immune responses.

Intellectual Property, Patents and Trademarks

Patents and other proprietary rights are vital to our business operations. We protect our technology through various United States and foreign patent filings, and maintain trade secrets that we own. Our policy is to seek appropriate patent protection both in the United States and abroad for its proprietary technologies and products. We require each of our employees, consultants and advisors to execute a confidentiality agreement upon the commencement of any employment, consulting or advisory relationship with us. Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not be disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions conceived of by an employee shall be our exclusive property.

Patent applications in the United States are maintained in secrecy until patents are issued. There can be no assurance that our patents, and any patents that may be issued to us in the future, will afford protection against competitors with similar technology. In addition, no assurances can be given that the patents issued to us will not be infringed upon or designed around by others or that others will not obtain patents that we would need to license or design around. If the courts uphold existing or future patents containing broad claims over technology used by us, the holders of such patents could require us to obtain licenses to use such technology.

Pursuant to the acquisition agreement with UBC, we acquired the portfolio of intellectual property as follows:

Method of Enhancing Expression of MHC Class I Molecules Bearing Endogenous Peptides
On March 26, 2002, the United States Patent and Trademark Office issued US Patent No. 6,361,770 to UBC for the use of TAP-1 as an immunotherapy against all cancers. The patent is titled “Method of Enhancing Expression of MHC Class I Molecules Bearing Endogenous Peptides” and provides comprehensive protection and coverage to both in vivo and ex vivo applications of TAP-1 as a therapeutic against all cancers with a variety of delivery mechanisms. The inventors were Dr. Jefferies, Dr. Reinhard Gabathuler, Dr. Gerassinmoes Kolaitis and Dr. Gregor S.D. Reid, who collectively assigned the patent to UBC under an assignment agreement. The patent expires March 23, 2014. We have pending applications for patent protection for this patent in Europe and in Japan.

Method of Enhancing an Immune Response
U.S. patent No. 7,378,087, issued May 27 2008. The patent claims relate to methods for enhancing the immune response to tumor cells by introducing the TAP molecule into the infected cells. Patent applications are pending on other aspects of the company’s technology. The inventors were Jefferies, Wilfred A.; Zhang, Qian-Jin; Chen, Susan Shu-Ping; Alimonti, Judie B., who collectively assigned the patent to UBC under an assignment agreement.

Method of Identifying MHC Class I Restricted Antigens Endogenously Processed by a Secretory Pathway
On August 11, 1998, the U.S. Patent and Trademark Office issued US Patent No. 5,792,604 to UBC, being a patent for the use of bioengineered cell lines to measure the output of the MHC Class I restricted antigen presentation pathway as a way to screen for immunomodulating drugs. The patent is titled “Method of Identifying MHC Class I Restricted Antigens Endogenously Processed by a Secretory Pathway.”  This patent covers the assay which can identify compounds capable of modulating the immune system. The inventors were Dr. Jefferies, Dr. Gabathuler, Dr. Kolaitis and Dr. Reid, who collectively assigned the patent to UBC under an assignment agreement. The patent expires on March 12, 2016. We have been granted patent protection for this patent in Finland, France, Germany, Italy, Sweden Switzerland and the United Kingdom, and have applied for patent protection in Canada and Japan.

On August ~~8th~~8, 2011 the U.S. Patent and Trademark Office (USPTO) has issued a Notice of Allowance for U.S. patent application number 20100303894 entitled “POXVIRIDAE TREATMENT”.  U.S. Patent Application Serial No. 12/474,331  Title:  POX VIRIDAE TREATMENT Inventor:  Jefferies et al.

This patent claims a vaccine composition containing TAP-1 and/or TAP-2 to augment the antigen processing capability of infected cells and hence their immunogenicity. The composition may be used alone or as an adjuvant with a pox antigen-based vaccine, especially in the treatment or prophylaxis of viral infections such as smallpox.

TAP Vaccines and other filings
Patent applications have been filed by TapImmune and UBC in respect of our technologies and those currently under assignment. In December 2006, January, November, and December 2007 we made additional filings as continuations or new filings with regard to the same technologies as well as their applications in infectious diseases. We intend to continue to work with UBC to file additional patent applications with respect to any novel aspects of our technology to further protect our intellectual property portfolio. As disclosed in previous filings, additional patents have been acquired under the execution of the option agreement. An invention that describes the use of bio-acceptable substances to promote the transcription of the TAP-1 gene in TAP-1 expression-deficient cells was filed in July 2009. The patent is entitled “HAT acetylation promoters and uses of compositions thereof in promoting immunogenicity”.

Competition

The oncology industry is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including a number of large pharmaceutical companies as well as several specialized biotechnology companies, are developing various immunotherapies and drugs to treat cancer. There may be products on the market that will compete directly with the products that we are seeking to develop. In addition, colleges, universities, governmental agencies and other public and private research institutions will continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect license fees and royalties in exchange for license rights to technologies that they have developed, some of which may directly compete with our technologies and products. These companies and institutions may also compete with us in recruiting qualified scientific personnel. Many of our potential competitors have substantially greater financial, research and development, human and other resources than us. Furthermore, large pharmaceutical companies may have significantly more experience than we do in pre-clinical testing, human clinical trials and regulatory approval procedures. Such competitors may develop safer and more effective products, obtain patent protection or intellectual property rights that limit our ability to commercialize products, or commercialize products earlier than we do.

Management expects technology developments in the oncology industry to continue to occur at a rapid pace. Commercial developments by any competitors may render some or all of our potential products obsolete or non-competitive, which could materially harm the company’s business and financial condition.

Management believes that the following companies, which are developing various types of similar immunotherapies and therapeutic cancer vaccines to treat cancer, could be our major competitors: CellGenSys Inc., Dendreon Corp., Genzyme Molecular Oncology, Immune Design, Oncothyreon, Celldex, BN Immunotherapeutics, Apthera and Transgene S.A.

Government Regulation

United States

The design, research, development, testing, manufacturing, labeling, promotion, marketing, advertising and distribution of drug products are extensively regulated by the FDA in the United States and similar regulatory bodies in other countries. The regulatory process is similar for a new drug application, or NDA. The steps ordinarily required before a new drug may be marketed in the United States, which are similar to steps required in most other countries, include: (i) pre-clinical laboratory tests, pre-clinical studies in animals, formulation studies and the submission to the FDA of an initial NDA; (ii) adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication; (iii) the submission of the NDA to the FDA; and (iv) review by an FDA advisory committee and approval by the FDA.

Pre-clinical tests include laboratory evaluation of product chemistry, preparation of consistent test batches of product to what is known as GLP, toxicology studies, animal pre-clinical efficacy studies and manufacturing pursuant to what is known as GMP. The results of pre-clinical testing are submitted to the FDA as part of an initial NDA. After the filing of each initial NDA, and assuming all pre-clinical results have been approved, a thirty-day waiting period is required prior to the commencement of clinical testing in humans. At any time during this thirty-day period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials until the FDA authorizes trials under specified terms. The initial NDA process may be extremely costly and substantially delay development of products. Moreover, positive results of pre-clinical tests will not necessarily indicate positive results in subsequent clinical trials.

After successful completion of the required clinical trials, a NDA is generally submitted. The NDA is usually reviewed by an outside committee consisting of physicians, scientists, and at least one consumer representative. The advisory committee reviews, evaluates and recommends whether the application should be approved, but the FDA is not bound by the recommendation of an advisory committee. The FDA may request additional information before accepting a NDA for filing, in which case the application must be resubmitted with the additional information. Once the submission has been accepted for filing, the FDA or the advisory committee reviews the application and responds to the applicant. The review process is often extended by FDA requests for additional information or clarification. The FDA cites 24 months as the median time for NDA review.

If the FDA evaluations of the NDA and the manufacturing facilities are favorable, the FDA may issue an approval letter. An approval letter will usually contain a number of conditions that must be met in order to secure final approval of the NDA and authorization of commercial marketing of the drug for certain indications. The FDA may also refuse to approve the NDA or issue a not approval letter, outlining the deficiencies in the submission and often requiring either additional testing or information or withdrawal of the submission.

The manufacturers of approved products and their manufacturing facilities are subject to continual review and periodic inspections. We intend to enter into a contract with SAFC Pharma for commercial scale manufacturing of the TAP Cancer Vaccine, therefore our ability to control compliance with FDA manufacturing requirements will be limited.

Approved drugs are subject to ongoing compliance requirements and identification of certain side effects after any of the drug products are on the market. This could result in issuance of warning letters, subsequent withdrawal of approval, reformulation of the drug product, and additional pre-clinical studies or clinical trials.

Canada

In Canada, the Therapeutic Products Directorate and the Biologics and Genetic Therapies Directorate of HC ensure that clinical trials are properly designed and undertaken and that subjects are not exposed to undue risk. Regulations define specific Investigational New Drug Submission (or IND) application requirements, which must be complied with before a new drug can be distributed for trial purposes. The Directorates currently review the safety, efficacy and quality data submitted by the sponsor and approve the distribution of the drug to the investigator. The sponsor of the trial is required to maintain accurate records, report adverse drug reactions, and ensure that the investigator adheres to the approved protocol. Trials in humans should be conducted according to generally accepted principles of good clinical practice. Management believes that these standards provide assurance that the data and reported results are credible and accurate, and that the rights, integrity, and privacy of clinical trial subjects are protected.

Sponsors wishing to conduct clinical trials in Phases I to III of development must apply under a 30-day default system. Applications must contain the information described in the regulations, including: a clinical trial attestation; a protocol; statements to be contained in each informed consent form, that set out the risks posed to the health of clinical trial subjects as a result of their participation in the clinical trial; an investigator’s brochure; applicable information on excipients (delivery vehicles); and chemistry and manufacturing information.

The sponsor can proceed with the clinical trial if the Directorates have not objected to the sale or importation of the drug within 30 days after the date of receipt of the clinical trial application and Research Ethics Board approval for the conduct of the trial at the site has been obtained. Additional information is available on Health Canada’s website www.hc-sc.gc.ca.

Other Jurisdictions

Outside the United States and Canada, the company’s ability to market drug products is contingent upon receiving marketing authorization from the appropriate regulatory authorities. Management believes that the foreign regulatory approval process includes all of the complexities associated with FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union procedures are available to companies wishing to market a product in more than one member country.

Product Liability and Insurance

Once we are able to commence the sale of our products into the market, we will face the risk of product liability claims. Because we are not yet selling our products, we have not experienced any product liability claims to date and we do not yet maintain product liability insurance. Management intends to maintain product liability insurance consistent with industry standards upon commencement of the marketing and distribution of the TAP Cancer Vaccine. There can be no assurance that product liability claims will not exceed such insurance coverage limits, which could have a materially adverse effect on our business, financial condition or results of operations, or that such insurance will continue to be available on commercially reasonable terms, if at all.

Employees

Dr. Glynn Wilson is our Chief Executive Officer and Principal Executive Officer, Mr. Denis Corin is our President, and Acting Chief Financial Officer and Acting Principal Accounting Officer. These individuals are primarily responsible for all our day-to-day operations. Other services are provided by outsourcing and consultant service agreements. As of December 31, 2010, we did not have any payroll or regular employees.

ITEM 1A.RISK FACTORS

We are not required to provide the information required by this item because we are a smaller reporting company.

ITEM 1B.UNRESOLVED STAFF COMMENTS

None.

ITEM 2.PROPERTIES

We do not own any real estate or other properties. Our registered office is located at 2815 Eastlake Ave East, Seattle, WA 98012. We rent office space at this address and have a yearly lease renewable on July 5, 2011.

ITEM 3.LEGAL PROCEEDINGS

Management is not aware of any legal proceedings contemplated by any government authority or any other party involving the Company. As of the date of this Annual Report, no director, officer or affiliate is (i) a party adverse to us in any legal proceeding, or (ii) has an adverse interest to us in any legal proceeding. Management is not aware of any other legal proceedings pending or threatened against the Company.

ITEM 4.(REMOVED AND RESERVED)

Not Applicable~~.~~

PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the Over the Counter Bulletin Board (“OTCBB”) under the symbol “TPIV.OB” and on the Frankfurt and Berlin Stock Exchanges under the symbol “GX1A.”  The listing on the Berlin Stock Exchange was done without the company’s knowledge and consent.

The market for our common stock is limited, volatile and sporadic. The following table sets forth, for the periods indicated, the high and low bid prices of our common stock as reported on the OTCBB. The following quotations reflect inter-dealer prices, without retail mark-up, markdown, or commissions, and may not reflect actual transactions.

	High Bid	Low Bid

Fiscal Year 2011
March 31, 2011	$0.30	$0.165

Fiscal Year 2010
December 31, 2010	$0.19	$0.13
September 30, 2010	$0.21	$0.11
June 30, 2010	$0.29	$0.21
March 31, 2010	$0.70	$0.23

Fiscal Year 2009
December 31, 2009	$1.56	$0.42
September 30, 2009	$2.60	$0.83
June 30, 2009	$0.80	$0.11
March 31, 2009	$2.00	$0.20

 The last reported sales price for our shares on the OTCBB as of April 11, 2011, was $0.34 per share. As of April 11, 2011, we had 428 shareholders of record.

On June 28, 2007, we completed a reverse stock split thereby issuing 1 new share of common stock in exchange for each 2.5 outstanding shares of our common stock. Accordingly, we decreased our authorized shares of common stock from 200,000,000 common shares to 80,000,000 common shares. On January 22, 2009, in a special meeting of shareholders we increased our authorized shares of common stock from 80,000,000 to 500,000,000. Effective July 10, 2009, we executed a further 1 for 10 reverse stock split reducing the authorized shares of common stock from 50,000,000 common shares with a $0.001 par value.

Effective February 21, 2010, we amended our Articles of Incorporation to increase our authorized share capital from 55 million authorized shares, consisting of 50 million shares of common stock and 5 million shares of preferred stock, to 155,000,000 million authorized shares, consisting of 150,000,000 million shares of common stock and 5 million shares of preferred stock.

Dividend Policy

No dividends have been declared or paid on our common stock. We have incurred recurring losses and do not currently intend to pay any cash dividends in the foreseeable future.
Securities Authorized For Issuance under Compensation Plans

The following table sets forth information as of December 31, 2010:

Equity Compensation Plan Information
	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
(a) Equity compensation plans approved by security holders	Nil	Nil	Nil
(b) Equity compensation plans not approved by security holders	3,272,000(1)	$0.92	6,728,000
	3,272,000(1)	$0.92	6,728,000

 (1)  The plan under which these shares were issued was approved by the Board of Directors and the shareholders in 2009 but did not come into effect until February 22, 2010.

Stock Incentive Plan

On October 14, 2009, the Company adopted the 2009 Stock Incentive Plan (the “2009 Plan”). The 2009 Plan allows for the issuance of up to 10,000,000 common shares. Options granted under the Plan shall be at prices and for terms as determined by our Board of Directors, and may have vesting requirements as determined by our Board of Directors.

The foregoing summary of the 2009 Stock Incentive Plan is not complete and is qualified in its entirety by reference to the 2009 Stock Incentive Plan, a copy of which has been filed with the SEC.

As of the date of this annual report, there are an aggregate of 4,258,000 stock options granted and outstanding.

Warrants

As of the date of this annual report, there are an aggregate of ~~24,868,300~~14,237,126 common stock purchase warrants issued and outstanding.

Recent Sales of Unregistered Securities

On Feb 21, 2010, the company entered into a one year consulting agreement for business consulting services for 240,000 restricted common shares and a commitment to issue an additional 80,000 shares per month from the 4th through the 12th month.

On Feb 21, 2010, the company entered into a one year consulting agreement for business consulting services for 240,000 restricted common shares and a commitment to issue an additional 80,000 shares per month from the 4th through the 12th month.

On Jan 6, 2010 the Company entered into a one year consulting agreement for 500,000 restricted shares of the Company’s common stock.

On March 15, 2010, the company entered into a management consulting agreement for business consulting services for 500,000 restricted common shares~~.~~

On Jan 20, 2011, the company entered into a consulting agreement for business and financing consulting services for  350,000 restricted common shares~~.~~

During the first quarter of 2010, the company settled approximately $500,000 of debt converted into approximately 3,700,000 shares of common stock.

On May 17, 2010, we entered into a securities purchase agreement with accredited investors to place Senior Secured Convertible Notes (the “2010 Notes”) with a final maturity date of May 24, 2011 with a face amount of $1,530,000 and convertible into 6,375,000 shares of our common stock. In connection with the issuance of the 2010 Notes, we also issued the holders of such 2010 Notes Series A Warrants exercisable into 6,375,000 shares of common stock, Series B Warrants exercisable into 5,100,000 shares of common stock and Series C Warrants exercisable into 6,375,000 shares of common stock.

We also entered into a Security Agreement (the “2010 Security Agreement”) to secure payment and performance of our obligations under the 2010 Notes pursuant to which we granted the investors a security interest in all of ~~its~~our assets.

On February 24, 2011, we entered into a securities purchase agreement with accredited investors to place $1,159,413 of Secured Convertible Notes (the “February 2011 Notes”) which mature February 24, 2014. $25,000 of the February 2011 Notes was issued to a family member of an officer and director of the Company. The February 2011 Notes bear interest at the rate of 10% per annum, which in the case of a default increases to 20% per annum. Interest is due and payable at the end of each three month period, starting three months from their issuance.

One year after the issuance of the February 2011 Notes, we may elect to prepay a portion of the principle. If we make such an election, the holders may elect to receive such prepayment in cash or in shares of the Company’s common stock or in a combination thereof. One year after the issuance of the February 2011 Notes, a note holder may elect convert a portion or all of such 2011 Note at $0.15 per share.

Consideration received for the February 2011 Notes consisted of $919,413 in cash and rolling in $240,000 of consideration from the 2010 Notes (See below).

In connection with the issuance of the February 2011 Notes, we issued 2,318,826 warrants, exercisable into common stock at $0.25 with five year terms. We may force the exercise of the warrants at any time that the average VWAP of the Company’s common stock over the prior ten trading days is greater than $0.50, the average daily dollar volume of the Company’s common stock sold over those ten trading days is greater than $25,000 and there is an effective registration statement covering the resale of the shares underlying the warrants.

We also entered into a Security Agreement to secure payment and performance of its obligations under the 2011 Notes pursuant to which we granted the investors a security interest in all of its assets not otherwise encumbered.

In February 2011, we negotiated an early settlement of $640,000 of the outstanding 2010 Secured Convertible Notes (“the 2010 Notes”). Pursuant to the settlement agreement, we paid $480,000 in cash, issued $240,000 in February 2011 Notes and retired 4,000,000 Series A Warrants, 3,200,000 Series B Warrants and 4,000,000 Series C Warrants. Under the agreement, those holders released the Company from the remaining obligations under the securities purchase agreement entered into during fiscal year 2010, the 2010 security agreement and other documents related to the issuance of the 2010 Notes.

In addition, we entered into an exchange agreement to settle $83,333 of the 2010 Notes and retire 625,000 Series A Warrants, 500,000 Series B Warrants and 625,000 Series C Warrants of the Company by issuing to the 2010 Note holder 641,023 shares of Common Stock in accordance with the terms thereof and a warrant, to purchase up to 250,000 shares of Common Stock.

We ~~has~~had also entered into an agreement to early settle the remaining $233,333 of the 2010 Notes in exchange for 2,048,578 common shares, a warrant to purchase 1,000,000 shares of common stock and a new April 2011 Note for $25,000. On closing we expect to retire the outstanding 4,900,000 warrants related to the 2010 Note. The transaction has not closed as ~~at~~of the date of the financial statements, as it~~’s~~ is contingent upon the Company ~~securing  issue date.~~closing additional financing and clearing other requirements prior to settlement.

On April 12, 2011 we sold Convertible Notes (the “April 2011 Notes”) to accredited investors with a final maturity date of April 12, 2014 and a face amount of $165,000. The April Notes bear interest at the rate of 10% per year which, in the case of a default, increases to 20% per annum. The principal is due on the third anniversary of the April 2011 Notes and interest is due on the April 2011 Notes every three months starting three months from their issuance. One year after the issuance of the April Notes, we may elect to prepay a portion of all of the April Notes. If we make such an election, the holders of the April 2011 Notes may elect to receive such prepayment in cash, in shares of our common stock or in a combination thereof. One year after the issuance of the April 2011 Notes, a holder of an April 2011 Note may elect to convert a portion or all of such April 211 Note at $0.15 per share.

We also entered into a Security Agreement to secure payment and performance of our obligations under the April 2011 Notes pursuant to which we granted the investors a security interest in all of our assets.

On April 14, 2011 we sold 27,000 Units for an aggregate of $81,000 where each “Unit” was sold at a per-Unit price of $3.00 and consists of 20 shares of common stock and 6 warrants to purchase 6 shares of our common stock at an exercise price of $0.38 for a term of 24 months. The Units do not provide purchasers with registration rights.

We issued the equity securities described in this section in reliance on the registration exemption provided by Section 4(2) of the Securities Act of 1933.

ITEM 6.SELECTED FINANCIAL DATA

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition, changes in financial condition, plan of operations and results of operations should be read in conjunction with (i) our audited consolidated financial statements as at December 31, 2010 and for the period from inception (July 27, 1999) to December 31, 2010 and (ii) the section entitled “Business”, included in this annual report. The discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this annual report.

Plan of Operations

Management believes that as a result of restructuring and recent financings and along with our exclusive Licensing Option agreement with the Mayo Clinic in Rochester, Minnesota, for the clinical development of a vaccine technology to treat HER-2/neu positive breast cancer we expect that an IND for the commencement of Phase 1 clinical trials will be filed in the near future.

The technology entering the clinic targets a novel set of HER-2/neu antigens discovered in breast cancer patients with pre-existent immunity to these antigens (Clinical Cancer Research 16[3]:825-34, 2010). This technology complements TapImmune’s TAP technology that we envision as part of a final vaccine product. This technology is currently completing preclinical development. Currently, Herceptin® (trastuzumab: an intravenously delivered monoclonal antibody) is used in the treatment of HER-2/neu breast cancer. Sales of this product in 2009 were approximately US$5 billion (source: Roche AG’s Pharmaceutical Division). As our vaccine approach has the potential to treat a broader HER-2/neu positive clinical population, the market potential is significant.

In August 2010, we announced a second Research and Technology License Option Agreement with the Mayo Clinic, Rochester, MN, for the development of a new smallpox vaccine. Research in progress in the laboratories of Gregory Poland M.D., at the Mayo Clinic will select the most potent peptide antigens against the smallpox virus for combination with our TAP technology. In preclinical studies (Plos Pathogens 1: 289-98, 2005) our TAP technology improved the efficacy of a vaccinia virus vaccine by over a 100 fold. TapImmune believes that its approach provides the potential for development of a vaccine against smallpox that has broader application, is more cost effective and has a better shelf-life than existing viral-based products.

TapImmune plans to evaluate its TAP technology for improving the efficacy of vaccines designed to combat a range of additional viral threats in the biodefense and infectious disease field. To expand its technology platform TapImmune also plans additional partnerships for the development of DNA plasmid expression vectors that can deliver TAP genes into target cells.

Over the past 12 months TapImmune has completed financings in excess of $2 million that have enabled the company to continue to grow its technology platform including those through collaborative projects and expand as well as protect its IP portfolio.

We have made significant progress in the last 12 months with the establishment of excellent research and development collaborations and the recruitment of world-class advisors to help guide our technical and commercial programs. As we start our clinical programs we expect to reach a number of important milestones in 2011 in both cancer and infectious disease.

We have not generated any cash flows from operations to fund our operations and activities due primarily to the nature of lengthy product development cycles that are normal to the biotech industry. Therefore, we must raise additional funds in the future to continue operations. We intend to finance our operating expenses with further issuances of common stock and/or debt. Although we do not currently have funds to continue operations for more than four months, we believe that future investment, if successful, should be adequate to fund our operations over the next 24 months. Thereafter, we expect we will need to raise additional capital to meet long-term operating requirements. Our future success and viability are dependent on our ability to raise additional capital through further private offerings of our stock or loans from private investors. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, we may not be able to conduct our proposed business operations successfully, which could significantly and materially restrict or delay our overall business operations.

Results of Operations

The following table sets out our consolidated losses for the periods indicated and reflects the audited restated December 31, 2009 numbers (See Note 1(A) in the Financial Statements) as referenced by our Form 8-K filed April 6,  2011:
	Year Ended December 31, 2010	(Restated) (Note 1(A)) Year Ended December 31, 2009	Period from July 27, 1999 (inception) to December 31, 2010

EXPENSES
Consulting	$88,231	$552,339	$1,859,437
Consulting, stock-based ~~(Note 8)~~	1,200,736	506,042	4,992,553
Depreciation	-	3,741	213,227
General and administrative	203,066	85,146	2,611,522
Interest and financing charges ~~(Notes 6 and 7)~~	1,242,978	1,188,934	5,153,581
Management fees ~~(Note 7)~~	329,177	260,242	2,523,654
Management fees, stock-based ~~(Notes 7 and 8)~~	1,087,915	2,019,660	3,934,965
Professional fees	742,338	673,227	4,056,787
Research and development ~~(Note 7)~~	290,048	93,041	5,707,440
Research and development, stock-based	-	-	612,000
	5,184,489	5,382,372	31,665,166
NET LOSS BEFORE OTHER ITEMS	(5,184,489)	(5,382,372)	(31,665,166)
OTHER ITEMS
Foreign exchange	(1,237)	(38,069)	43,353
Changes in fair value of derivative liabilities ~~(Note 4)~~	1,686,236	-	1,686,236
Loss on debt financing ~~(Note 5)~~	(1,644,750)	-	(1,644,750)
Gain (loss) on settlement of debt ~~(Note 8)~~	53,589	~~194,287~~ (12,175,982)	~~420,886~~ (11,949,383)
Interest income	-	2,814	33,344
Loss on disposal of assets	-	(5,399)	(5,399)
NET LOSS	$(5,090,651)	$(17,599,008~~5,228,739~~ )	$(43,501,765~~31,131,496~~ )

Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009 (As restated)
We are a development stage company. We recorded a net loss of $5,090,651 during the year ended December 31, 2010 compared to $~~5,228,739~~17,599,008 for the year ended December 31, 2009.

Operating Expenses
Operating expenses incurred during the fiscal year ended December 31, 2010 were $5,184,489 compared to $5,382,372 in the prior year. Significant changes and expenditures are outlined as follows:

•
Consulting fees were $88,231 during the fiscal year ended December 31, 2010 compared to $552,339 during the prior fiscal year. The decrease was due primarily to absence of business development services including those relating to financing and debt restructuring that were in place during the prior period.

•
Stock-based consulting fees were $1,200,736 in the year ended December 31, 2010 compared to $506,042 in the prior year. The current and prior year charges result from the fair valuation of shares issued to consultants and options granted to or earned by consultants during such periods.

•
General and administrative expenses were $203,066 in the year ended December 31, 2010 compared to $85,146 in the prior year, with the increase resulting primarily from increased investor relations and travel expenses.

•
Interest and finance charges were $1,242,978 during the fiscal year ended December 31, 2010 compared to $1,188,934 during the prior fiscal year. Current and prior period interest charges are primarily accretion of interest and the fair value of warrants issued with convertible notes.

•
Management fees were $329,177 in the year ended December 31, 2010 compared to $260,242 in the prior year, with the difference resulting primarily from a change in executive compensation during the second half of the prior year and additional directors’ fees during the current year. Additionally, our Board of Directors and management were reorganized last year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

•
Management compensation – stock-based were $1,087,915 in the year ended December 31, 2010 compared to $2,019,660 in the prior year. The current and prior year charges result from the fair valuation of options granted to management that were earned during the period.

•
Professional fees were $742,338 in the year ended December 31, 2010 compared to $~~284,288~~673,227 in the prior year. The increase from the prior year results from significant activity relating to debt restructuring and continuing patent applications in the current year.

•
Research and development costs during the fiscal year ended December 31, 2010 were $290,048 compared to $93,041 during the prior fiscal year. The increase results from research and consulting service agreements in effect with Crucell and Mayo Foundation during the current fiscal year. Our Board of Directors and management were reorganized during the year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

During the fiscal year ended December 31, 2010, we recorded a net gain on settlement of debt of $53,589 ~~from $194,287~~compared to a loss of $12,175,982 in the prior year. The current year gain was recognized due to write off of accrued interest charges and credit received for consulting services compared to retirement of debt and obligations through conversion to equity and debt settlement arrangements with creditors in the last fiscal year. Foreign exchange loss decreased to $1,237 during the fiscal year ended December 31, 2010 from a loss of $38,069 in the prior year. Interest income was $nil during the fiscal year ended December 31, 2010 compared to $2,814 in the prior year. Loss on disposal of assets decreased to $nil during the fiscal year ended December 31, 2010 from $~~Nil~~5,399 in the prior year.

Our net loss for the year ended December 31, 2010 was $5,090,651 or ($0.13) per share, compared to a net loss of $~~5,228,739~~17,599,008 or ($~~0.27~~0.89) per share in the prior period. The weighted average number of shares outstanding was 39,803,173 for the year ended December 31, 2010 compared to 19,704,002 for the prior year.

Liquidity and Capital Resources
The following table sets forth our cash and working capital as of December 31, 2009 and 2008:

	December 31, 2010	December 31, 2009

Cash reserves	$23,516	$141,431
Working capital (deficit)	$(3,272,489)	$(629,388)

Subject to the availability of additional financing, we intend to spend approximately $5,000,000 over the next twelve months in carrying out our plan of operations. At December 31, 2010, we had $23,516 of cash on hand and a working capital deficit of $~~3,372,489.~~3,272,489. As such, our working capital at December 31, 2010 will not be sufficient to enable us to pay our general and administrative expenses, and to pursue our plan of operations over the next twelve months. We anticipate that we will require additional funding of approximately $5,000,000. Our management is currently making significant efforts to secure the needed financing, but we have not yet secured any commitments with respect to such financing. If we are not able to obtain financing in the amounts required or on terms that are acceptable to us, we may be forced to scale back, or abandon, our plan of operations.

Various conditions outside of our control may detract from our ability to raise the capital needed to execute our plan of operations, including overall market conditions in the international and local economies. We recognize that the United States economy has suffered through a period of uncertainty during which the capital markets have been depressed from levels established twelve months ago, and that there is no certainty that these levels will stabilize or reverse. Any of these factors could have a material impact upon our ability to raise financing and, as a result, upon our short-term or long-term liquidity.

Going Concern
We have no sources of revenue to provide incoming cash flows to sustain our future operations. As outlined above, our ability to pursue our planned business activities is dependent upon our successful efforts to raise additional equity financing. These factors raise substantial doubt regarding our ability to continue as a going concern. Our consolidated financial statements have been prepared on a going concern basis, which implies that we will continue to realize our assets and discharge our liabilities in the normal course of business. As at December 31, 2010, we had accumulated losses of $~~31,131,496~~43,501,765 since inception. Our financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Net Cash Used in Operating Activities
Operating activities in the year ended December 31, 2010 used cash of $925,041 compared to $1,121,726 in the year ended December 31, 2009. Operating activities in the period from inception on July 27, 1999 to December 31, ~~2019~~2010 used cash of $13,544,563. Operating activities have primarily used cash as a result of the operating and organizational activities such as consulting fees, management fees, professional fees and research and development.

Net Cash Used in Investing Activities
In the year ended December 31, 2010, investing activities ~~provided~~used cash of $~~nil~~Nil compared to $~~204,747~~Nil in the year ended December 31, 2009. In the period from inception on July 27, 1999 to December 31, 2010 investing activities provided cash of $204,747.

Net Cash Provided by Financing Activities
As we have had no revenues since inception, we have financed our operations primarily through private placements of our stock. Financing activities in the year ended December 31, 2010 provided cash of $807,126 compared to $1,262,170 in the year ended December 31, 2009. In the period from inception on July 27, 1999 to December 31, ~~2010~~2010, financing activities provided net cash of $13,363,332 primarily from the sale of our equity securities.

Critical Accounting Policies
Our consolidated financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our consolidated financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

See Note 2 of our consolidated financial statements for our year ended December 31, 2010 for a summary of significant accounting policies.

Off-Balance Sheet Arrangements
We have not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes of financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

ITEM 7A.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

ITEM 8.FINANCIAL STATEMENTS

TAPIMMUNE INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statement of Stockholders’ Deficit

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

“DRAFT”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of TapImmune Inc.

We have audited the accompanying consolidated balance sheets of TapImmune Inc.(a development stage company)  as of December 31, 2010 and 2009 and the related consolidated statements of operations, stockholders’ deficit and cash flows for the years ended December 2010 and 2009 and the period from July 27, 1999 (inception) through December 31, 2010.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of TapImmune Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended December 31, 2010 and 2009 and the period from July ~~27,1999~~27, 1999 (inception) through December 31, 2010  in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has not generated revenues since inception, has incurred losses in developing its business, and further losses are anticipated.  The Company requires additional funds to meet its obligations and the costs of its operations.  These factors raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in this regard are described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

~~/S/ DALE MATHESON CARR-HILTON LABONTE LLP~~

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
April 15, 2011 (except for Note 1A, which is as at August X, 2011)

Vancouver                     Suite 1500 -1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687 4747 • Fax: 604 689 2778 - Main Reception

South Surrey                Suite 301 - 1656 Martin Drive, White Rock, B.C., Canada V4A 6E7, Tel: 604 531 1154 • Fax: 604 538 2613

Port Coquitlam             Suite 700 - 2755 Lougheed Highway, Port Coquitlam, B.C., Canada V3B 5Y9, Tel; 604 941 8266 • Fax: 604 941 0971

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	December 31, 2010	(Restated) ~~(Note 1 (A))~~ December 31, 2009

ASSETS
Current Assets
Cash	$23,516	$141,431
Due from government agency	1,083	1,033
Prepaid expenses and deposits	700	214,501
Deferred financing costs (Note 5)	91,134	-

	$116,433	$356,965

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued liabilities (Note 11)	$809,292	$586,556
Research agreement obligations (Note 3)	141,761	45,676
Derivative liability – conversion option (Note 4)	175,389	-
Derivative liability – warrants (Note 4)	1,225,125	-
Convertible note payable (Note 5)	353,050	203,021
Loans payable (Note 6)	425,000	-
Notes payable and secured loan (Note 5)	-	135,000
Due to related parties (Note 7)	259,305	16,100
	3,388,922	986,353

Stockholders’ Deficit
Capital stock (Note 8)
Common stock, $0.001 par value, 150,000,000 shares authorized
40,256,027 shares issued and outstanding (2009 – 38,361,674)	40,256	38,362
Additional paid-in capital	~~27, 844,666~~ 40,214,935	~~24,919,088~~ 37,289,357
Shares and warrants to be issued	34,980	513,733
Deficit accumulated during the development stage	~~(31,131,496)~~ (43,501,765)	~~(26,040,845)~~ (38,411,114)
Accumulated other comprehensive loss	(60,895)	(59,726)
	(3,272,489)	(629,388)

	$116,433	$356,965

RESTATEMENT (Note 1(A))

COMMITMENTS AND CONTINGENCIES (Notes 1, 3, 5~~, 6~~ and 11)

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2010	(Restated) (Note 1(A)) Year Ended December 31, 2009		(Restated) Period from July 27, 1999 (inception) to December 31, 2010

EXPENSES
Consulting	$88,231		$552,339		$1,859,437
Consulting, stock-based (Note 8)	1,200,736		506,042		4,992,553
Depreciation	-		3,741		213,227
General and administrative	203,066		85,146		2,611,522
Interest and financing charges (Note~~s~~ 6 ~~and 7~~)	1,242,978		1,188,934		5,153,581
Management fees (Note 7)	329,177		260,242		2,523,654
Management fees, stock-based (Note~~s 7 and~~ 8 )	1,087,915		2,019,660		3,934,965
Professional fees	742,338		673,227		4,056,787
Research and development (Note 7)	290,048		93,041		5,707,440
Research and development, stock-based	-		-		612,000
	5,184,489		5,382,372		31,665,166
NET LOSS BEFORE OTHER ITEMS	(5,184,489)		(5,382,372)		(31,665,166)
OTHER ITEMS
Foreign exchange	(1,237)		(38,069)		43,353
Changes in fair value of derivative liabilities (Note 4)	1,686,236		-		1,686,236
Loss on debt financing (Note 5)	(1,644,750)		-		(1,644,750)
Gain (loss)on settlement of debt (Notes 1(A) and 8)	53,589		~~194,287~~ (12,175,982)		~~420,886~~ (11,949,383)
Interest income	-		2,814		33,344
Loss on disposal of assets	-		(5,399)		(5,399)
NET LOSS	$(5,090,651)	$	~~(5,228,739)~~ (17,599,008)	$	~~(31.131,496)~~ (43,501,765)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.13)	$	~~(0.27)~~ (0.89)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	39,803,173		19,704,002

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
FROM JULY 27, 1999 (INCEPTION) TO DECEMBER 31, 2010

	Common Stock		Additional	Obligation to Issue	Deficit Accumulated During the	Accumulated Other
	Number of Shares	Amount	Paid in Capital	Shares and Warrants	Development Stage	Comprehensive Loss	Total

Issued on incorporation - July 27, 1999	1	$-	$-	$-	$-	$-	$-
Issued to the founders for:
- cash	74,000	740	1,110	-	-	-	1,850
- consulting services	86,000	860	1,290	-	-	-	2,150
Common stock subscriptions	-	-	-	177,100	-	-	177,100
Net loss	-	-	-	-	(80,733)	-	(80,733)
Balance, December 31, 1999	160,001	1,600	2,400	177,100	(80,733)	-	100,367
Issued with UBC agreement for:
- consulting services	144,000	1,440	2,160	-	-	-	3,600
- for license fees	20,000	200	300	-	-	-	500
Issued for cash:
- at $1.50 per share, net of finders’ fees of $95,570	56,353	564	749,166	(177,100)	-	-	572,630
- at $1.50 per share	34,160	342	512,058	-	-	-	512,400
Issued for finders’ fees	4,986	50	(50)	-	-	-	-
Net loss	-	-	-	-	(935,332)	-	(935,332)
Currency translation adjustment	-	-	-	-	-	(1,937)	(1,937)
Balance, December 31, 2000	419,499	4,195	1,266,034	-	(1,016,065)	(1,937)	252,228
Issued for cash:
- at $1.88 per share	4,413	44	82,706	-	-	-	82,750
- at $2.50 per share	10,600	106	264,894	-	-	-	265,000
Net loss	-	-	-	-	(671,986)	-	(671,986)
Currency translation adjustment	-	-	-	-	-	(2,041)	(2,041)
Balance, December 31, 2001	434,512	4,345	1,613,635	-	(1,688,051)	(3,978)	(74,049)
Issued for cash:
- at $2.50 per share, net of finders’ fees of $17,000	7,500	75	170,425	-	-	-	170,500
Issued on settlement of debt	7,266	73	136,172	-	-	-	136,245
GPI balance, July 15, 2002	449,279	4,493	1,920,232	-	(1,688,051)	(3,978)	232,696
GMC balance, July 15, 2002	612,805	6,128	7,180,164	(85,000)	(6,607,580)	-	493,712
Reverse acquisition recapitalization adjustment	(449,279)	(4,493)	(6,603,087)	-	6,607,580	-	-

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
FROM JULY 27, 1999 (INCEPTION) TO DECEMBER 31, 2010

	Common Stock		Additional	Obligation to Issue	Deficit Accumulated During the	Accumulated Other
	Number of shares	Amount	Paid In Capital	Shares and Warrants	Development Stage	Comprehensive Loss	Total

Balance post reverse acquisition	612,805	6,128	2,497,309	(85,000)	(1,688,051)	(3,978)	726,408
GMC subscription proceeds received	-	-	-	285,000	-	-	285,000
Issued for cash:
- at $6.25 per share	17,016	170	1,063,330	-	-	-	1,063,500
Exercise of stock options	4,080	41	50,959	-	-	-	51,000
Stock-based compensation	-	-	630,275	-	-	-	630,275
Net loss	-	-	-	-	(2,284,709)	-	(2,284,709)
Currency translation adjustment	-	-	-	-	-	(5,645)	(5,645)
Balance, December 31, 2002	633,901	6,339	4,241,873	200,000	(3,972,760)	(9,623)	465,829
Exercise of stock options	92,745	927	1,420,888	-	-	-	1,421,815
Issued for cash:
- at $12.50 per share	1,720	17	214,983	(185,000)	-	-	30,000
- at $2.50 per share, net of finders’ fees	22,214	222	521,593	-	-	-	521,815
Issued as finders’ fees	1,341	13	(13)	-	-	-	-
Issued for license agreement	400	4	9,996	-	-	-	10,000
Subscriptions repaid	-	-	5,000	(15,000)	-	-	(10,000)
Stock-based compensation	-	-	2,733,000	-	-	-	2,733,000
Net loss	-	-	-	-	(5,778,905)	-	(5,778,905)
Currency translation adjustment	-	-	-	-	-	(37,299)	(37,299)
Balance, December 31, 2003	752,321	7,523	9,147,319	-	(9,751,665)	(46,922)	(643,745)
Issued for cash:
- at $1.75 per share, net of finders’ fees of $50,000	34,286	343	549,657	-	-	-	550,000
Issued as finders’ fees	2,857	29	(29)	-	-	-	-
Fair value of warrants issued in connection with convertible notes	-	-	65,000	-	-	-	65,000
Exercise of stock options	14,291	143	204,942	-	-	-	205,085
Settlement of debt	400	4	9,996	-	-	-	10,000
Stock-based compensation	-	-	73,500	-	-	-	73,500
Net loss	-	-	-	-	(2,683,105)	-	(2,683,105)

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
FROM JULY 27, 1999 (INCEPTION) TO DECEMBER 31, 2010

	Common Stock		Additional	Obligation to Issue	Deficit Accumulated During the	Accumulated Other
	Number of shares	Amount	Paid In Capital	Shares and Warrants	Development Stage	Comprehensive Loss	Total

Currency translation adjustment	-	-	-	-	-	(16,865)	(16,865)
Balance, December 31, 2004	804,155	8,042	10,050,385	-	(12,434,770)	(63,787)	(2,440,130)
Warrant component of convertible note	-	-	46,250	-	-	-	46,250
Issued for cash:
- at $0.38 per share, net of finders’ fees of $97,620 and legal fees of $100,561	362,732	3,627	1,158,437	-	-	-	1,162,064
Net loss	-	-	-	-	(985,599)	-	(985,599)
Currency translation adjustment	-	-	-	-	-	(2,333)	(2,333)
Balance, December 31, 2005	1,166,887	11,669	11,255,072	-	(13,420,369)	(66,120)	(2,219,748)
Fair value of beneficial feature on convertible notes (Note 5)	-	-	205,579	-	-	-	205,579
Fair value of warrants issued with convertible notes (Note 5)	-	-	288,921	-	-	-	288,921
Net loss	-	-	-	-	(1,304,387)	-	(1,304,387)
Currency translation adjustment	-	-	-	-	-	29,555	29,555
Balance, December 31, 2006	1,166,887	11,669	11,749,572	-	(14,724,756)	(36,565)	(3,000,080)
Issued for cash:
- at $0.25 per share	218,000	2,180	542,820	-	-	-	545,000
Issued on the conversion of notes:
- 2006 convertible notes at $0.25 per share	197,800	1,978	492,522	-	-	-	494,500
- 2007 convertible notes at $0.25 per share	406,400	4,064	1,011,936	-	-	-	1,016,000
Issued on the conversion of accounts payable and related party debt at $0.25 per share	291,181	2,912	725,040	-	-	-	727,952
Issued for finance charges on the 2007 convertible notes $0.25 per share	60,000	600	149,400	-	-	-	150,000
Issued pursuant to service agreements at a fair value of $0.36 per share	10,000	100	35,900	-	-	-	36,000
Financing charges	-	-	(167,500)	-	-	-	(167,500)

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
FROM JULY 27, 1999 (INCEPTION) TO DECEMBER 31, 2010

	Common Stock		Additional	Obligation to Issue	Deficit Accumulated During the	Accumulated Other
	Number of shares	Amount	Paid In Capital	Shares and Warrants	Development Stage	Comprehensive Loss	Total

Fair value of beneficial conversion feature on the 2007 convertible notes	-	-	358,906	-	-	-	358,906
Fair value of warrants issued in connection with the 2007 convertible notes	-	-	657,095	-	-	-	657,095
Fair value of warrants issued in connection with the 2007 promissory notes	-	-	374,104	-	-	-	374,104
Fair value of warrants issued as finders’ fees for the 2007 promissory notes	-	-	35,600	-	-	-	35,600
Re-pricing and extension of warrants	-	-	40,000	-	-	-	40,000
Stock based compensation	-	-	904,822	-	-	-	904,822
Obligation to issue warrants at fair value pursuant to promissory note extension	-	-	-	44,000	-	-	44,000
Obligation to issue shares at fair value pursuant to service agreements	-	-	-	23,400	-	-	23,400
Net loss	-	-	-	-	(3,891,411)	-	(3,891,411)
Currency translation adjustment	-	-	-	-	-	(23,161)	(23,161)
Balance, December 31, 2007	2,350,268	23,503	16,910,218	67,400	(18,616,167)	(59,726)	(1,674,772)
Issued for cash
- at $0.25 per share in July 2008	14,000	140	34,860	-	-	-	35,000
Issued on the exercise of warrants in June 2008	20,715	207	24,793	-	-	-	25,000
Issued pursuant to service agreements at a fair value of $0.30 per share in April 2008	30,000	300	89,700	-	-	-	90,000
Fair value of warrants issued in connection with the 2008 promissory notes in May 2008	-	-	206,820	-	-	-	206,820
Fair value of warrants to be issued in connection with notes payable in October 2008	-	-	-	256,350	-	-	256,350
Stock based compensation in January to December 2008	-	-	234,168	-	-	-	234,168

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
FROM JULY 27, 1999 (INCEPTION) TO DECEMBER 31, 2010

	Common Stock		Additional	Obligation to Issue	Deficit Accumulated During the	Accumulated Other
	Number of shares	Amount	Paid In Capital	Shares and Warrants	Development Stage	Comprehensive Loss	Total

Net loss	-	-	-	-	(2,195,939)	-	(2,195,939)
Balance, December 31, 2008	2,414,983	24,150	17,500,559	323,750	(20,812,106)	(59,726)	(3,023,373)
Reverse split recapitalization adjustment (rounding) in July 2009	118	(21,735)	21,735	-	-	-	-
Issued for cash
- at $0.80 per share in November 2009	875,000	875	699,125	-	-	-	700,000
Issued at fair value pursuant to service agreements in August 2009	25,000	25	27,475	-	-	-	27,500
Issued at fair value pursuant to debt settlement agreements in July 2009	33,812,065	33,812	~~2,044,580~~ 15,181,618	-	-	-	~~2,078,392~~15,215,430
Issued on the exercise of warrants in August and November 2009	1,234,508	1,235	241,515	-	-	-	242,750
Stock based compensation in October 2009	-	-	2,091,900	-	-	-	2,091,900
Fair value of warrants issued in February , May and June 2009 in connection with promissory notes	-	-	725,669	(300,350)	-	-	425,319
Fair value of warrants issued in August and October 2009 in connection with convertible notes	-	-	425,491	-	-	-	425,491
Fair value of warrants issued in December 2009 pursuant to service agreements	-	-	374,270	-	-	-	374,270
~~Settlement of debt with related parties~~	~~-~~	~~-~~	~~766,769~~	~~-~~	~~-~~	~~-~~	~~766,769~~
Obligation to issue shares at fair value pursuant to service agreements in December 2009	-	-	-	246,533	-	-	246,533
Obligation to issue shares at fair value pursuant to debt settlement agreements in September 2009	-	-	-	243,800	-	-	243,800
Net loss	-	-	-	-	~~(5,228,739)~~ (17,599,008)	-	~~(5,228,739)~~ (17,599,008)
Balance, December 31, 2009 (As restated in Note~~(Note 1(A))~~ 1 A)	38,361,674	$38,362	$ ~~24,919,088~~ 37,289,357	$513,733	$ ~~(26,040,845)~~ (38,411,114)	$(59,726)	$(629,388)
The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT
FROM JULY 27, 1999 (INCEPTION) TO DECEMBER 31, 2010

	Common Stock		Additional	Obligation to Issue	Deficit Accumulated During the	Accumulated Other
	Number of shares	Amount	Paid In Capital	Shares and Warrants	Development Stage	Comprehensive Loss	Total

Notes converted into shares	952,305	952	427,003	(243,800)	-	-	184,155
Stock based compensation in 2010	-	-	1,385,229	-	-	-	1,385,229
Obligation to issue shares at fair value pursuant to service agreements	-	-	-	28,220	-	-	28,220
Issued at fair value pursuant to debt settlement agreements	361,648	372	190,040	-	-	-	190,412
Issued at fair value pursuant to service agreements	570,000	570	275,306	(263,173)	-	-	12,703
Untraceable shares reissued	10,400	-	-	-	-	-	-
Fair value of warrants issued pursuant to service agreements	-	-	648,000	-	-	-	648,000
Foreign exchange translation adjustment	-	-	-	-	-	(1,169)	(1,169)
Net loss	-	-	-	-	(5,090,651)	-	(5,090,651)
Balance, December 31, 2010	40,256,027	$40,256	$ ~~27,844,666~~ 40,214,935	$34,980	$ ~~(31,131,496)~~ (43,501,765)	$(60,895)	$(3,272,489)

The accompanying notes are an integral part of these consolidated financial statements.

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2010	~~(Restated) (Note 1(A))~~ Year Ended December 31, 2009 (As restated)		Period from July 27, 1999 (inception) to December 31, 2010 (As restated)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(5,090,651)	$	~~(5,228,739)~~ (17,599,008)	$	~~(31,131,496)~~ (43,501,765)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation	-		3,741		213,227
Non-cash loss on debt financing	1,644,750		-		1,644,750
Changes in fair value of derivative liabilities	(1,686,236)		-		(1,686,236)
Gain (loss) on settlement of debt	(53,589)		~~(194,287)~~ 12,175,982		~~(420,886)~~ 11,949,383
Loss on disposal of assets	-		5,399		5,399
Non-cash interest and financing charges	1,242,978		1,073,255		4,791,067
Stock based compensation	2,288,651		2,525,702		9,555,768
Changes in operating assets and liabilities:
Due from government agency	(31)		32,230		(1,064)
Prepaid expenses and receivables	(30,700)		9,520		(24,700)
Deferred financing costs	(65,885)		-		(65,885)
Accounts payable and accrued liabilities	729,587		631,244		3,215,601
Research agreement obligations	96,085		20,209		359,892
NET CASH USED IN OPERATING ACTIVITIES	(925,041)		(1,121,726)		(13,544,563)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net	-		700,000		9,622,125
Convertible notes, net	138,921		350,000		797,371
Proceeds from loans payable	425,000		-		425,000
Notes and loans payable	-		135,000		919,845
Advances from related parties	243,205		77,170		1,598,991
NET CASH PROVIDED BY FINANCING ACTIVITIES	807,126		1,262,170		13,363,332

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of furniture and equipment	-		-		(218,626)
Cash acquired on reverse acquisition	-		-		423,373
NET CASH PROVIDED BY INVESTING ACTIVITIES	-		-		204,747

INCREASE (DECREASE) IN CASH	(117,915)		140,444		23,516
CASH, BEGINNING	141,431		987		-
CASH, ENDING	$23,516		$141,431		$23,516

 TAPIMMUNE INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1A:  RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

We have restated our consolidated financial statements as of and for the fiscal year ended December 31, 2009 related to the Company’s accounting for the debt settlement transactions. We had accounted for the equity issuance in settlement of $3,181,206 of debt by estimating the fair value from third party debt assignments instead of the quoted market value of the stock. Additionally, in connection with the debt settlement, the Company issued 2,000,000 shares pursuant to a consulting services agreement using a block discount from the quoted value of the stock. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for debt settlement transactions should be reviewed. As a result, we reviewed GAAP guidance, which states that ‘a quoted market price in an active market is the best evidence of fair value and should be used as the basis for the measurement, if available’. Based on this guidance we have concluded that the difference of $13,137,038 between the fair value recognized using the quoted market price and the debt settled amounts should be recognized as loss on debt settlement.

~~The company has~~We had previously restated ~~its~~the Company’s consolidated financial statements as of and for the fiscal year ended December 31, 2009 ~~related~~in the Form 10-K for the fiscal year ended December 31, 2010 relating to the Company’s accounting for the debt settlement with related parties.  The components of certain debt settlements that occurred in 2009 with related parties were originally accounted for as a gain on settlement of debt. We ~~have~~had determined that the  accounting for the related party debt settlements was not  in accordance with Financial Accounting Standards Board (“FASB”) – Accounting Standards Codification  (“ASC”) 470-50-40-2, which states that ‘extinguished transactions between related entities may be in essence capital transactions~~’~~.’ Based on this guidance, we ~~have~~had concluded that the gain from settlement with related parties in the amount of $766,769 would more appropriately be recognized as additional paid-in capital. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for debt settlement transactions with related parties should be reviewed. As a result of the current restatement, based on GAAP guidance and management’s interpretation, we have accounted for the debt settlement transactions with related parties as loss on debt settlement and reversed the $766,769 amount which was recognized as additional paid-in capital.

The impact of the restatement on the consolidated financial statements as of and for the year ended December 31, ~~2009~~2010 is shown in the following tables:

	~~As reported~~			~~Adjustment~~			~~As Restated~~
~~Balance sheet data — December 31, 2009~~
~~Additional paid-in capital~~	~~$~~	~~24,152,319~~		~~$~~	~~766,769~~		~~$~~	~~24,919,088~~
~~Deficit accumulated during the development stage~~		~~(25,274,076~~	~~)~~		~~(766,769~~	~~)~~		~~(26,040,845~~	~~)~~
~~Total stockholders’ equity~~	~~$~~	~~(629,388~~	~~)~~	~~$~~	~~—~~		~~$~~	~~(629,388~~	~~)~~

	~~As reported~~			~~Adjustment~~			~~As Restated~~
~~Statement of Operations data~~
~~For the year ended December 31, 2009~~
~~Gain on settlement of debt~~	~~$~~	~~961,056~~		~~$~~	~~(766,769~~	~~)~~	~~$~~	~~194,287~~
~~NET LOSS~~		~~4,461,970~~			~~766,769~~			~~5,228,739~~
~~BASIC AND DILUTED NET LOSS PER SHARE~~	~~$~~	~~(0.23~~	~~)~~	~~$~~	~~(0.04~~	~~)~~	~~$~~	~~(0.27~~	~~)~~

	~~As reported~~			~~Adjustment~~			~~As Restated~~
~~Statement of Cash Flows data~~
~~For the year ended December 31, 2009~~
~~NET LOSS~~	~~$~~	~~(4,461,970~~	~~)~~	~~$~~	~~(766,769~~	~~)~~	~~$~~	~~(5,228,739~~	~~)~~
~~Gain on settlement of debt~~		~~(961,056~~	~~)~~		~~766,769~~			~~(194,287~~	~~)~~
~~NET CASH USED IN OPERATING ACTIVITIES~~	~~$~~	~~(1,121,726~~	~~)~~	~~$~~	~~-~~		~~$~~	~~(1,121,726~~	~~)~~

As reported		Adjustment	As restated
Balance sheet data — December 31, 2009
Additional paid-in capital	$24,919,088	$12,370,269	$37,289,357
Deficit accumulated during the development stage	(26,040,845)	(12,370,269)	(38,411,114)
Total stockholders’ equity	$(629,388)	$—	$(629,388)

As reported		Adjustment	As restated
Balance sheet data — December 31, 2010
Additional paid-in capital	$27,844,666	$12,370,269	$40,214,935
Deficit accumulated during the development stage	(31,131,496)	(12,370,269)	(43,501,765)
Total stockholders’ equity	$(3,272,489)	$—	$(3,272,489)

As reported		Adjustment	As restated
Consolidated Statement of Operations data For the year ended December 31, 2009
Gain (loss) on settlement of debt	$194,287	$(12,370,269)	$(12,175,982)
NET LOSS	5,228,739	12,370,269	17,599,008
BASIC AND DILUTED NET LOSS PER SHARE	$(0.27)	$(0.62)	$(0.89)

	As reported	Adjustment	Adjustment
Consolidated Statement of Operations data From July 27, 1999 (inception) to December 31, 2010
Gain (loss) on settlement of debt	$420,886	$(12,370,269)	$(11,949,383)
NET LOSS	31,131,496	12,370,269	43,501,765

As reported		Adjustment	As restated
Consolidated Statement of Cash Flows data For the year ended December 31, 2009
NET LOSS	$(5,228,739)	$(12,370,269)	$(17,599,008)
(Gain) loss on settlement of debt	(194,287)	12,370,269	12,175,982
NET CASH USED IN OPERATING ACTIVITIES	$(1,121,726)	$-	$(1,121,726)

As reported in 2010 10-K		Adjustment	As restated
Consolidated Statement of Cash Flows data From July 27, 1999 (inception) to December 31, 2010
NET LOSS	$(31,131,496)	$(12,370,269)	$(43,501,765)
(Gain) loss on settlement of debt	(420,886)	12,370,269	11,949,383
NET CASH USED IN OPERATING ACTIVITIES	$(13,544,563)	$-	$(13,544,563)

NOTE 1:NATURE OF OPERATIONS

TapImmune Inc. (the “Company” ~~or "TapImmune"~~), a Nevada corporation incorporated in 1992, is a development stage company which was formed for the purpose of building a biotechnology business specializing in the discovery and development of immunotherapeutics aimed at the treatment of cancer, and therapies for infectious diseases, autoimmune disorders and transplant tissue rejection.

Since inception, the Company and the Universities have been parties to various Collaborative Research Agreements (“CRA”) appointing such Universities to carry out development of the licensed technology and providing TapImmune the option to acquire the rights to commercialize any additional technologies developed within the CRA. The lead product candidate, now wholly owned and with no ongoing license or royalty, resulting from these license agreements is an immunotherapy vaccine, on which the Company has been completing pre-clinical work in anticipation of clinical trials. Specifically, the Company has obtained and expanded on three U.S. and international patents, tested various viral vectors, licensed a viral vector and is working towards production of a clinical grade vaccine. The Company plans to continue development of the lead product vaccine through to clinical trials in both oncology and infectious diseases alone or in partnership with other vaccine developers.

These consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at December 31, 2010, the Company had a working capital deficit of $~~3,272,489, of which $1,400,514 comprises~~1,871,975 (excluding derivative liabilities recorded as current liabilities) and has incurred significant losses since inception. Further losses are anticipated in the development stage raising substantial doubt as to the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on raising additional capital to fund ongoing research and development, maintenance and protection of patents, accommodation from certain debt obligations and ultimately on generating future profitable operations. Planned expenditures relating to future clinical trials of the Company’s immunotherapy vaccine will require significant additional funding. The Company is dependent on future financings to fund ongoing research and development as well as working capital requirements. The Company’s future capital requirements will depend on many factors including the rate and extent of scientific progress in its research and development programs, the timing, cost and scope involved in clinical trials, obtaining regulatory approvals, pursuing further patent protections and the timing and costs of commercialization activities.

Management is addressing going concern remediation through seeking new sources of capital, restructuring and retiring debt through conversion to equity and debt settlement arrangements with creditors, cost reduction programs and seeking possible joint venture participation. Management’s plans are intended to return the company to financial stability and improve continuing operations. The Company is continuing initiatives to raise capital through private placements, related party loans and other institutional sources to meet immediate working capital requirements.

The Company was able to substantially complete ongoing restructuring plans in the second half of 2009. Additional funding and equity for debt settlements have retired notes payable and certain other debt obligations were satisfied. In 2010 additional funding was raised through equity and debt placements and continuing restructuring of debt and equity instruments. Additional capital is required currently to expand programs including pre-clinical work and to establish future manufacturing contracts necessary for clinical trials for the lead TAP (Transporters of Antigen Processing) vaccine and infectious disease adjuvant technology. Strategic partnerships will be needed to continue the product development portfolio and fund development costs. These measures, if successful, may contribute to reduce the risk of going concern uncertainties for the Company over the next twelve months.

There is no certainty that the Company will be able to arrange sufficient funding to satisfy current debt obligations or to continue development of products to marketability.

NOTE 2:SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These financial statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America.

Principles of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries GeneMax Pharmaceuticals Inc. (“GPI”) and GeneMax Pharmaceuticals Canada Inc. (“GPC”). All significant intercompany balances and transactions are eliminated upon consolidation.

Use of Estimates

Preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ materially from those estimates. Significant areas requiring management’s estimates and assumptions include deferred taxes and related tax balances and disclosures, determining the fair value of stock-based compensation and stock based transactions, the fair value of the components of the convertible notes payable ~~and~~, foreign exchange gains and losses, the useful lives of furniture and equipment, allocation of costs to research and development and accrued liabilities. Matters impacting the company’s ability to continue as a going concern and contingencies also involve the use of estimates and assumptions.

Fair Value Measurements

The objective of ASC 820, Fair Value Measurements and Disclosures, is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

Foreign Currency Translation

The functional currency of the Company, including its subsidiary, is United States dollars. GPC maintains its accounting records in its local currency (Canadian dollar). In accordance with ASC 830, Foreign Currency Matters, the financial statements of the Company's subsidiary is translated into United States dollars using period end exchange rates for monetary assets and liabilities and average exchange rates over the period for revenues and expenses. Non-monetary assets are translated at their historical exchange rates. Net gains and losses resulting from foreign exchange translations and foreign currency exchange gains and losses on transactions occurring in a currency other than the Company's functional currency are included in the determination of net income in the period.

Financial Instruments and Concentration of Credit Risk

The fair values of cash, accounts payable, ~~research obligations, derivative~~and other current monetary liabilities~~, loans payable, and due to related parties~~ approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The Company's operations and financing activities are conducted primarily in United States dollars, and as a result the Company is not subject to significant exposure to market risks from changes in foreign currency rates. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from assets classified as financial instruments.

Furniture and Equipment

Furniture and equipment is recorded at cost and amortized using the straight-line method over the estimated useful life at the following rates:
(a)	Computer Equipment2 years
(b)	Furniture and Fixtures5 years
(c)	Laboratory Equipment3 years

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability of these assets is measured by comparison of carrying amounts to future undiscounted cash flows the assets are expected to generate. An impairment loss is recognized when the carrying amount exceeds fair value.

Stock-Based Compensation

The Company uses the Black-Scholes option-pricing model to determine the grant date fair-value of stock-based awards under ASC 718, Compensation – Stock Compensation. The fair value is recorded in income depending on the terms and conditions of the award, and the nature of the relationship of the recipient of the award to the Company. The Company records the grant date fair value in income in line with the period over which it was earned. For employees and management this is typically considered to be the vesting period of the award. For consultants the fair value of the award is recorded in income over the term of the service period, and unvested amounts are revalued at each reporting period over the service period.

Deferred Financing Costs

The Company defers direct costs incurred in connection with the sale of common shares which are offset against the proceeds of the financing upon completion. Costs incurred in connection with convertible loans payable are deferred and amortized as a financing cost over the term of the convertible loans. Upon conversion of the loan, any unamortized amount of deferred financing costs will be charged to stockholders’ equity as a cost of financing.

Research and Development Costs

The Company has acquired development and marketing rights to certain technologies. The rights and licenses acquired are considered rights to unproven technology which may not have alternate future uses and therefore, have been expensed as incurred as research and development costs.

Income Taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax balances. Potential deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those differences are expected to be recovered or settled. The effect on potential deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment. The Company recognizes deferred taxes on unrealized gains directly within other comprehensive income, and concurrently releases part of the related valuation allowance resulting in nil impact within OCI or on the balance sheet. As at December 31, 2010, the Company had net operating loss carry forwards; however, due to the uncertainty of realization, the Company has provided a full valuation allowance for the potential deferred tax assets resulting from these loss carry forwards.

Derivative Warrant Liability

The Company evaluates its convertible debt, options, warrants or other contracts to determine if those contracts or embedded components of those contracts qualify as derivatives to be separately accounted for in accordance with ASC 810-10-05-4  and  815-40. This accounting treatment requires that the carrying amount of  embedded derivatives be marked-to-market ~~at inception and~~ at each balance sheet date and carried at fair value. In the event that the fair value is recorded as a liability, the change in fair value during the period is recorded in the Statement of Operations as either income or expense. Upon conversion, exercise or cancellation of a derivative instrument, the instrument is marked to fair value at the conversion date and then the related fair value is reclassified to equity.

In circumstances where the embedded conversion option in a convertible instrument is required to be bifurcated and there are also other embedded derivative instruments in the convertible instrument that are required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instruments.

The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period. Equity instruments that are initially classified as equity that become subject to reclassification are reclassified to liability at the fair value of the instrument on the reclassification date. Derivative instrument liabilities will be classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument is expected within 12 months of the balance sheet date.

In evaluating the application of ASC 815-40, management must determine whether an instrument (or an embedded feature) is indexed to the Company’s own stock. ASC 815-40-15 provides that an entity should use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions. The application of ASC 815-40-15 has affected the accounting for (i) certain freestanding warrants that contain exercise price adjustment features and (ii) convertible notes containing full-ratchet and anti-dilution protections. For the year ended December 31, 2010, the above referenced guidance has resulted in the recognition of derivative liabilities.

Fair Value of Financial Instruments

The Company follows ASC paragraph 825-10-50-10 for disclosures about fair value of its financial instruments and ASC paragraph 820-10-35-37 to measure the fair value of its financial instruments. 820-10-35-37 establishes a framework for measuring fair value pursuant to GAAP and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, paragraph 820-10-35-37 further establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy are described below:

Level 1	Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.
Level 2	Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.
Level 3	Pricing inputs that are generally observable inputs and not corroborated by market data.

The carrying amounts of the Company’s financial assets and liabilities, such as; cash, receivables, prepaid expenses and deposits, accounts payable and accrued liabilities, research agreement obligations, ~~notes payable and secured loans, loans payable~~ and due to related parties, approximate their fair values because of their short term maturity. The Company’s convertible notes payable approximate fair value based upon management’s estimate of comparable interest rates that would be available to the Company for similar financial arrangements.

The Company revalues its derivative warrant and derivative conversion option liabilities at each reporting period and recognizes gains or losses in the consolidated statements of operations and comprehensive income (loss) that are attributable to the change in the fair value.

Loss per Common Share

Basic loss per share is computed by dividing loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. If applicable, diluted earnings per share reflect the potential dilution of securities that could share in the earnings (loss) of the Company. The common shares potentially issuable on conversion of outstanding convertible debentures, warrants and  stock options are anti-dilutive and have not been included in the calculation.

Recently Issued Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

NOTE 3:RESEARCH AGREEMENTS

Crucell Holland B.V. (“Crucell”) – Research License and Option Agreement

Effective August 7, 2003, Crucell and ~~GPI~~our subsidiary GeneMax Pharmaceuticals, Inc. (“GPI”) entered into a five-year research license and option agreement whereby Crucell granted to GPI a non-exclusive worldwide license for the research use of its adenovirus technology. The Company was required to make certain payments over the five-year term totaling Euro €450,000 (approximately $510,100).

At December 31, 2008, $243,598 (€172,801) was owing to Crucell under this agreement. During the year ended December 31, 2009, management negotiated a settlement of the outstanding balance requiring a €17,000 cash payment (paid) and the issuance of 265,000 shares of the Company’s common stock (refer to Note 8).

In addition, retroactively effective August 7, 2008, the Company negotiated an amended license agreement for the use of Crucell’s adenovirus technology. The Company is required to make annual license payments on the anniversary of the effective date for the three year term equal to €75,000 per annum. As at December 31, 2010, the Company had accrued $141,761 (€106,250~~) (2009 - $45,676 (€31,250)~~) under the amended agreement. The Company is currently delinquent on making its first annual license payment under the amended license agreement. Crucell has the right to cancel the agreement however, to date, the Company has not received any notice terminating the license agreement. ~~Managment~~Management plans to negotiate an amended payment structure with Crucell that, if successful, would allow the Company to maintain the license agreement in good standing. However, there is no certainty that the license agreement will  be maintained or that Management will successfully negotiate new terms.

NOTE 4:DERIVATIVE WARRANT LIABILITY AND FAIR VALUE

The Company has evaluated the application of ASC 815 Derivatives and Hedging (formerly SFAS No. 133) and ASC 815-40 Contracts in an Entity’s Own Equity to the issued and outstanding warrants to purchase common stock that were issued with the convertible notes during the year ended December 31, 2010 and those issued as finders’ fees. Based on the guidance in ASC 815 and ASC 815-40-25, the Company concluded these instruments ~~are~~were required to be accounted for as derivatives due to a ratchet down protection feature available on the exercise price (Note 5). Under ASC 815-40-25, the Company records the fair value of these derivatives on its balance sheet at fair value with changes in the values reflected in the statements of operations as “Changes in fair value of derivative liabilities”. These derivative instruments disclosed on the balance sheet under ‘Derivative liabilities – warrants’.

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820-10 describes three levels of inputs that may be used to measure fair value: Level 1 – Quoted prices in active markets for identical assets or liabilities; Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Company’s Level 3 liabilities consist of the derivative liabilities associated with the warrants issued with the convertible notes during the year ended December 31, 2010. At December 31, 2010, all of the Company’s derivative liabilities were categorized as Level 3 fair value liabilities. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Level 3 Valuation Techniques
Financial liabilities are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial liabilities consist of the notes and warrants for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation.

Determining fair value of warrants and conversion options, given the company’s stage of development and financial position, is highly subjective and identifying appropriate measurement criteria and models is subject to uncertainty. There are several generally accepted pricing models for warrants and options and derivative provisions. The Company has chosen to  value the conversion option on the notes that contain ratchet down provisions using the ~~Black-Scholes~~Binomial model under the following assumptions:

	At Initial Recognition				December 31, 2010
	Expected Life (Years)	Risk free Rate	Dividend yield	Volatility	Expected Life (Years)	Risk free Rate	Dividend yield	Volatility
Series A Warrants	2.5	0.40%	0.00%	199%	2.0	2.00%	0.00%	199%
Series B Warrants	1	0.35%	0.00%	199%	0.4	0.40%	0.00%	199%
Series C Warrants	-	-	-	-	-	-	-	-
Conversion Option	1.0	0.35%	0.00%	199%	0.4	0.40%	0.00%	199%

The Series C Warrants are contingently exercisable following the exercise of the Series B Warrants. The fair value of the Series C Warrants was determined to be nominal.

The foregoing assumptions are reviewed quarterly and are subject to change based primarily on management’s assessment of the probability of the events described occurring. Accordingly, changes to these assessments could materially affect the valuations.

~~Derivative~~Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis are summarized below and disclosed on the balance sheet under Derivative liability – warrants and Derivative liability – conversion option:

	As of December 31, 2010
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$1,225,125	-	-	$1,225,125	$1,225,125
Derivative liability – conversion option	175,389	-	-	175,389	175,389
Total	$1,400,514	-	-	$1,400,514	$1,400,514

The table below provides a summary of the changes in fair value, including net transfers, in and/or out, of financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2010:

Fair Value Measurements Using Level 3 Inputs
	Derivative liability - warrants		Derivative liability – conversion option		Total
Beginning balance as of May 24, 2010	$	~~2,296,250~~2,270,125	$	~~790,500~~785,400	$	~~3,086,750~~3,055,525
Total unrealized gains or losses included in net loss		(~~1,071,125~~1,045,000)		(~~615,111~~610,011)		(~~1,686,236~~1,655,011)
Transfers in and/or out of Level 3		-		-		-
Ending balance at December 31, 2010		$1,225,125		$175,389		$1,400,514

NOTE 5:CONVERTIBLE NOTE PAYABLE

The following is a summary of debt instrument transactions that are relevant to the current and prior period:

	Face Value	Principal Repayment	Unamortized Note Discount	Balance at December 31, 2010

2010 Secured Convertible Notes
Senior Secured Notes, due May 19, 2011	$1,530,000	$(573,333)	$603,617	$353,050

On May 24, 2010, the Company entered into a securities purchase agreement with accredited investors to place Senior Secured Convertible Notes (the “Notes”) with a maturity date of one year after the issuance thereof in the aggregate principal amount of $1,530,000 for gross consideration of $1,275,000. The $1,275,000 consisted of $712,254 in cash proceeds to the Company, $212,746 of current services and $350,000 was subscribed for by the holder of an outstanding and due 2009 convertible debenture. In connection with the issuance of the notes, the Company entered into a 2010 Security Agreement with the note holders securing the Notes with all of the Company’s assets. The Note holders have the option to convert the outstanding balance of the Notes including any accrued interest into shares of the Company’s common stock at a maximum conversion rate of $0.30 per share at any time.

The Notes were placed at a 20% discount from their face value and bear no interest except in case of an event of default, in which case they bear interest at the rate of 18% per annum. The principal and any interest due on the Notes is due in 9 equal monthly installments starting in September 2010. Subject to the satisfaction of certain customary conditions including the effectiveness of a registration statement and certain minimums on the amount and value of the shares of our common stock traded on the Over-the-Counter Bulletin Board, the Company may elect to pay amounts due on any installment date in either cash or shares of its common stock. Any shares of its common stock that the Company issues as payment on an installment date will be issued at a price which is equal to the lesser of $0.30 per share or 85% of the average of the volume-weighted average prices of the Company’s common stock on the Over-the-Counter Bulletin Board on each of the twenty trading days immediately preceding the applicable installment date.
The Company paid a ~~finders~~finder’s fee of $64,000 and issued 1,400,000 broker’s warrants (described below) ~~with fair value of~~valued at $167,000. The finder’s fee and fair value of the broker’s warrants was accounted for as deferred financing costs, and is being amortized over the term of the notes. At December 31, 2010, $91,134 remains unamortized and is presented in Current assets on the Company’s Balance sheet.

	Issued to Note holders	Issued as broker’s warrants	Maximum Exercise price	Term

Series A Warrants	6,375,000	500,000	$0.30	5 Years
Series B Warrants	5,100,000	400,000	0.30	1 Year
Series C Warrants *	6,375,000	500,000	0.30	5 Years
* The Series C Warrants are only exercisable proportionately with the exercise of the Series B Warrants.

The Notes and Warrants include price adjustment provisions whereby the exercise price will be adjusted downwards based on future sales, issuances, or conversions of equity or debt, which results in a share issuance at a per share amount less than $0.30 per share. The calculated lower per share amount from the future transaction will be the adjusted conversion rate available to the Note and Warrant holders.

The economic characteristics and risks of the embedded Conversion option in the Notes (“Conversion option”) are not considered clearly and closely related to the economic characteristics and risks of the host debt contract. The price adjustment features included in the embedded Conversion option and the Warrants are not considered indexed to Company’s own stock. Pursuant to the guidance of ASC 815-10, the embedded Conversion option in the Notes meet the characteristics of a derivative instrument and must be valued separately  from the host debt contract. In accordance with ASC 815-40-25, the Company has evaluated the Notes’ conversion option and recorded $790,500 as the initial fair value of the Conversion option Derivative liability. The fair value was determined using the ~~Black-Scholes~~Binomial option pricing model~~, which management regarded as appropriate due to the expectation of an upward trending stock price, with current assumptions as outlined in the following paragraphs~~.

As a result of certain price adjustment clauses related to the Warrants, the Warrants are not included in the Company’s equity. The Company has recorded the fair value of these Warrants and the brokers’ warrants as “Derivative liability – warrants” initially in the amount of $2,296,250. (Note 4)

The proceeds received for the Notes were initially allocated to the embedded Conversion option and then to the Warrants based on their estimated fair value. The difference of $1,644,750 between the gross consideration of the Notes for $~~1,275,000~~1,250,000 and the fair value of the calculated derivative liabilities amounting to $2,919,750, was accounted for under ‘Loss on debt financing’ in the consolidated statements of operations~~, resulting in a liability of $353,050.~~.

To December 31, 2010, accretion of the debt discount relative to the 2010 secured convertible notes was equal to $926,383. The Company repaid $573,333 of the principal during the year ended December 31, 2010.

Subsequent to year end, the Company settled or had negotiated terms for a contingent settlement, of the full $1,530,000 of outstanding 2010 Secured Convertible Notes. With the settlements, the Company received for cancellation 4,625,000 Series A Warrants, 3,700,000 Series B Warrants and 4,625,000 Series C Warrants.

	Face Value	Unamortized Note Discount	Balance at December 31, 2010	Balance at December 31, 2009
2009 Convertible Debenture
Unsecured Convertible Note, 10% interest, due February 28, 2010	$350,000	$-	$-	$203,021

On August 31, 2009, the Company completed a convertible debenture financing of $350,000 issuing a convertible promissory note bearing interest at 10% per annum. The note was due on February 28, 2010. The unpaid amount of principal and accrued interest could be converted at any time at the holder's option into shares of the Company's common stock at a price of $0.80 per share.

Under the terms of the debenture agreement, the note would have automatically converted to equity if, during the term of the note, the Company had received funding equal to or exceeding $2,000,000 through the sale of its shares of common stock or additional debt instruments that were convertible into common stock during the term of the debenture. The holders of the debentures had the option to convert  into up to 3,500,000 common shares of the Company or receive payment in full.

The Company recognized the embedded beneficial conversion feature assigning an initial fair value of $139,571 as additional paid-in capital as the convertible notes were issued with an intrinsic value conversion feature. In addition, the Company issued 437,500 non-transferable and registerable share purchase warrants to these debt holders. Management estimated the fair value of the warrants to be $210,429. As the relative fair value of the warrants and beneficial conversion feature together were greater than the face value of the debentures, these were limited to the face value of the loan.

During the year ended December 31, 2010, the holder converted the principal amount of the debenture into the 2010 secured convertible notes as described above and waived the accrued interest in the amount of $23,589.

	Face Value	Unamortized Note Discount	Balance at September 30, 2010	Balance at December 31, 2009

2009 Secured Debentures
Secured Notes, 30% interest	$135,000	$-	$-	$135,000

In connection with the Debentures, the Company issued a total of 270,000 warrants which have an exercise term of two years from the date of issuance. Management estimated the fair value of these warrants to be $60,000 using the Black-Scholes pricing model with an expected life of 2 years, a risk free interest rate of 0.95%, a dividend yield of 0%, and an expected volatility of 236.02%.

During the year ended December 31, 2010, the Company issued 687,305 common shares pursuant to the conversion of the 2009 secured debentures with a face value of $135,000 plus accrued interest of $49,155.

NOTE 6:LOANS PAYABLE

As at December 31, 2010, there were advances from third parties in the amount of $425,000 (2009 - $Nil), which are due on demand. These advances were made to the Company with the expectation of being converted into convertible debentures (Note 12). The Company is accruing interest of 10% per annum on the loans which will be rolled into the new convertible notes issued subsequent to year end.

NOTE 7:RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company entered into transactions with certain officers and directors of the Company as follows:

(a)	incurred $329,177 (2009 - $260,242) in management and directors’ fees and $72,000 (2009 - $42,000) in research and development services paid to officers and directors during the period;

(b)	recorded $1,087,915 (2009 - $2,019,660) in stock based compensation for the fair value of options granted to management that were granted and or vested during the period;

(c)
incurred $nil (2009 - $65,984) in interest and finance charges on promissory notes due to related parties during the period, which were settled in connection with an equity issuance effective June 4, 2009; and

(d)
incurred $nil (2009 - $130,065) in interest and finance charges related to an agreement to issue warrants in connection with extending the terms of the promissory notes due to related parties during the period.

(e)
issued $nil (2009 - $15,000) for a secured promissory note bearing interest at 30% per annum and issued 30,000 transferable and ~~registrable~~registerable share purchase warrants with an exercise price of $0.20 per share for an exercise period of up to two years from the issuance date to a direct family member of an officer of the Company.

(f)
During the period the Company settled $Nil (2009 - $1,543,233) in loans and trade payables with family members of officers, directors, officers and private companies controlled by them resulting in a loss on debt of $Nil (2009 - $5,401,316)

All related party transactions (other than stock based consideration) involving provision of services were recorded at the exchange amount, which is  the amount established and agreed to by the related parties as representing fair value. The Company accounted for the debt settlement transactions with related parties at ~~the exchange value, determined by reference to other arms~~management’s estimate of fair value, using amounts similar to arm’s length settlements ~~at the time~~for debt settled.

At December 31, 2010, the Company had amounts owing to directors and officers of $259,305 (2009 - $16,100). These amounts were in the normal course of operations. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

NOTE 8:CAPITAL STOCK

Share Capital
Prior to March 27, 2007, the authorized capital of the Company consisted of ~~500,000,000~~50,000,000 common shares with $0.001 par value and 5,000,000 non-voting preferred shares with $0.001 par value. On March 27, 2007, the Company’s Articles of Incorporation were amended to increase the authorized shares of common stock from ~~20,000,000 shares of common stock to 80,000,000 shares, and on~~50,000,000 shares of common stock to 200,000,000 shares. On June 28, 2007, the Company completed a reverse stock split thereby issuing 1 new share for each 2.5 outstanding shares of the Company’s common stock.  Accordingly, the Company’s authorized share capital was decreased from 200,000,000 common shares to 80,000,000 common shares. On January 22, 2009 the authorized shares of common stock increased from 80,000,000 shares to 500,000,000 shares. Effective July 10, 2009, the Company executed a further 1 for 10 reverse stock split while simultaneously reducing the authorized shares of common stock to 50,000,000 common shares with a $0.001 par value. Effective February 21, 2010, the Company increased its authorized shares of common stock from 50,000,000 shares to 150,000,000 common shares. The Company maintained its authorized shares of preferred stock at 5,000,000.

All prior period share transactions included in the company’s stock transactions and balances have been retroactively converted in these financial statements to give effect to the 1 for 10 reverse stock split noted above.

2010 Share Transactions

On January 28, 2010, the Company issued 450,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a quoted market value of $0.52 per share, and $234,000 was recorded as stock-based consulting fees.

On January 28, 2010, the Company issued 265,000 shares of its common stock pursuant to a debt settlement agreement (refer to Note 3). The shares were valued at the time of the debt settlement agreement of $0.92 per share. The quoted market price of the shares was $0.92 per share at the time of the debt settlement agreement.

On April 14, 2010, the Company issued 10,400 shares of its common stock to correct an error in the share registry which occurred in the data exchange which was identified after the change of the transfer agent.

On April 26, 2010, the Company issued 80,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a quoted market value of $0.36 per share, and $28,800 was recorded as stock-based consulting fees.

On May 1, 2010, the Company issued 40,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a quoted market value of $0.32 per share, and $12,800 was recorded as stock-based consulting fees.

On May 4, 2010, $90,412 of trade debt was settled in exchange for 361,647 common shares of the Company.

On May 4, 2010, the Company issued 687,305 common shares pursuant to the conversion of the 2009 secured debenture with a face value of $135,000 plus accrued interest of approximately $49,155 (refer to Note 5).

2009 Share Transactions

Effective June 4, 2009, the Company completed a debt conversion and assignment transaction resulting in an obligation to issue 31,812,065 common shares in conjunction with the retirement of $3,181,207 in accounts payable and accrued liabilities, notes payable and related party debt. The shares were issued on July 1, 2009. Management estimated the fair value of the resultant obligation to issue shares to be $~~1,678,392 based on similar settlement exchanges agreed to in third party debt settlements~~15,215,429 based on quoted market price of the Company’s shares. Included in the statement of operations is a ~~gain~~loss on debt settlement of $~~205,601,~~11,134,223, net of transaction costs. Of the 33,812,065 share issuance, 2,000,000 shares were issued pursuant to a consulting services agreement related to the debt conversion and assignment transaction. The 2,000,000 share issuance has an estimated fair value of $~~400,000 which was recorded against the gain on debt settlement.~~900,000. The Company also settled accounts payable and incurred a loss on debt settlement of $11,314.

On August 10, 2009, the Company issued 162,500 shares of its common stock pursuant to the exercise of 130,000 cashless warrants as a settlement with the warrant holders which included a waiver of rights to additional ratchet provisions. The warrants were originally issued in conjunction with a 2007 Loan and Security Agreement. At the time of issuance, the market price of shares was $1.10 per share and the estimated fair value of $178,750 was recorded as interest and financing charges.

On August 10, 2009, the Company issued 25,000 shares of its restricted common stock pursuant to a consulting services agreement in relation to the settlement of financing a transaction. At the time of issuance, the market price of shares was $1.10 per share and the estimated fair value of $27,500 was recorded as stock-based consulting fees.

On August 26, 2009, the Company issued 50,000 shares of its common stock pursuant to the exercise of 40,000 cashless warrants as a settlement with warrant holders which included a waiver of rights to additional ratchet provisions. The warrants were originally issued in conjunction with a 2007 Loan and Security Agreement. At the time of issuance, the market price of shares was $1.28 per share and the estimated fair value of $64,000 was recorded as interest and financing charges.

On October 20, 2009, the Company issued 314,466 shares of its common stock pursuant to the exercise of 385,532 warrants on a cashless basis for $Nil proceeds. The warrants were originally issued in conjunction with the 2009 Secured Loan Agreement (refer to Note 5). The fair value of these shares was determined by management to be $62,893.

On November 6, 2009, the Company completed a private placement for 625,000 Units at a subscription price of $0.80 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant of the Company. Each warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $1.20 per warrant share, for a period of five years from the date of issuance. The management determined the fair market value of the warrants to be $250,000. If after one year from the issuance of this warrant, there is no effective Registration Statement registering, or no current prospectus available for, the resale of the warrant share by the holder, then the holder has the right to exercise this warrant by means of cashless exercise.
On November 6, 2009, the Company completed a private placement for 125,000 Units at a subscription price of $0.80 per Unit for gross proceeds of $100,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant of the Company. Each warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $1.20 per warrant share, for a period of five years from the date of issuance. The management determined the fair market value of the warrants to be $50,000. If after one year from the issuance of this warrant, there is no effective Registration Statement registering, or no current prospectus available for, the resale of the warrant share by the holder, then the holder has the right to exercise this warrant by means of cashless exercise.

On November 30, 2009, the Company completed a private placement for 125,000 Units at a subscription price of $0.80 per Unit for gross proceeds of $100,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant of the Company. Each warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $1.20 per warrant share, for a period of five years from the date of issuance. The management determined the fair market value of the warrants to be $61,875. If after one year from the issuance of this warrant, there is no effective Registration Statement registering, or no current prospectus available for, the resale of the warrant share by the holder, then the holder has the right to exercise this warrant by means of cashless exercise.
On November 30, 2009, the Company issued 707,542 shares of its common stock pursuant to the exercise of 915,642 cashless warrants. The warrants were originally issued in conjunction with the 2009 Secured Loan Agreement (refer to Note 5). The fair value of these shares was determined by management to be $141,508.

The Company has not separately allocated the fair market value of the warrants attached to private placement units during the prior fiscal year.

The cashless exercise provision of the warrants in the November 2009 private placements provides that the holder shall be entitled to receive a certificate for the number of warrant shares equal to the quotient obtained by diving {(A-B) (X)} by (A), where:

(A) = the volume weighted average price on the trading day immediately preceding the date of such election;
(B) = the exercise price of this warrant, as adjusted; and
(X) = the number of warrant shares issuable upon exercise of this warrant in accordance with the terms of this warrants by means of a cash exercise rather than a cashless exercise.

If not exercised prior to the date on which the warrants terminate, the warrants shall be automatically exercised via a cashless exercise on that termination date if the volume weighted average price on that date is higher than the exercise price.

Stock Compensation Plan

On October 14, 2009, the Company adopted the 2009 Stock Incentive Plan (the “2009 Plan”) which supersedes and replaces the 2007 Stock Plan. The 2009 Plan allows for the issuance of up to 10,000,000 common shares. Options granted under the Plan shall be at prices and for terms as determined by the Board of Directors.

On June 8, 2007, a total of 632,000 stock options were granted, under 2007 Stock Option plan, at an exercise price of $2.50 per share. The term of these options is ten years. Of the 632,000 options granted, 310,000 vested upon grant, 242,000 vested in one year, 40,000 vested in two years and 40,000 vested in three years. The aggregate fair value of these options was estimated at $1,179,600, or $1.90 per option, using the Black-Scholes option pricing model with a risk free interest rate of 5.26%, a dividend yield of 0%, an expected volatility of 83%, and expected lives between 2 and 5 years. The ~~expensed~~earned portion of the value of these options during the year ended December 31, 2010 was $Nil (2009 - $~~13,167~~23,500) which was recorded as stock based management fees.

On October 14, 2009, the Company granted a total of 3,326,000 stock options at an exercise price of $0.97 per share to consultants and management, of which 1,913,000 vested immediately and the remaining 1,413,000 vest in one year. The term of the options is ten years. Additionally, on October 14, 2009, the Company approved the repricing of certain stock options issued to consultants and management. Options with an exercise price of $2.50 were repriced to $0.97 per share and the aggregate fair value of the repriced options is $5,840. The aggregate fair value of the new grants was estimated at $3,192,960, or $0.96 per option, using the Black-Scholes option pricing model with a risk free interest rate of 2.36%, a dividend yield of 0%, an expected volatility of 236%, and an expected life of 5 years. The recognized portion of the value of these options during the year ended December 31, 2010 was $~~1,126,560~~339,120 (2009 - $Nil) which was recorded as stock based consulting and management compensation.

On September 7, 2010, the Company granted 250,000 stock options at an exercise price of $0.35 per share, vesting monthly over a twenty four month period, to a director of the Company. The term of the options is ten years. The fair value of the new grant was estimated at $47,500, or $0.19 per option, using the Black-Scholes option pricing model with a risk free interest rate of 2.61%, a dividend yield of 0%, an expected volatility of 249.6%, and an expected life of 10 years. The expensed portion of the value of these options during the year ended December 31, 2010 was $~~7,917,~~1,979, which was recorded as stock based management compensation.

Share purchase options

A summary of the Company’s stock options as of December 31, 2010 and changes during the period is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2008	632,000	$2.50	9.44
Issued	3,326,000	0.97	10.00
Cancelled	(340,000)	(2.50)	8.0
Balance, December 31, 2009	3,618,000	0.97	9.60
Issued	250,000	0.35	9.69
Cancelled	(596,000)	0.97	-

Balance, December 31, 2010	3,272,000	$0.92	8.65

A summary of the status of the Company’s unvested options as of December 31, 2010 is presented below:

	Number of Options	Weighted Average Grant-Date Fair Value

Unvested, December 31, 2009	1,413,000	$0.96
Granted	250,000	0.19
Vested	(1,454,668)	0.19
Cancelled	-	-

Unvested, December 31, 2010	208,332	$0.84

Share Purchase Warrants

During the year ended December 31, 2009, the Company extended terms of the 2007 and 2008 promissory notes (refer to Note 5) in exchange for the issuance of 532,700 warrants. The fair value of these warrants was determined to be $290,350 using the Black-Scholes option pricing model with an expected life of 2 - 3 years, a risk free interest rate of 1.64% - 4.21%, a dividend yield of 0%, and an expected volatility of 100% - 199%. For the fiscal year ended December 31, 2009 the remaining $132,079 of the total value was expensed as financing charges.

During the year ended December 31, 2009, in connection with debenture issuances, the following transactions occurred: the Company issued 20,000 share purchase warrants on March 11, 2009, the Company issued 270,000 warrants on February 4, 2009, the Company issued to the secured promissory note lenders (refer to Note 5), 1,031,174 share purchase warrants on July 1, 2009 and October 28, 2009, and the Company issued 437,500 share purchase warrants on August 31, 2009. The aggregate fair value of these warrants was determined to be $398,801 using the ~~Black-Scholes~~Binomial option pricing model with an expected life of 2 - 5 years, a risk free interest rate of 0.23% - 1.64%, a dividend yield of 0%, and an expected volatility of 195% - 245%. The fair values of the warrants issued on February 4, 2009 and August 31, 2009 were recorded as discounts to the notes and are being amortized over the term of the notes.

On July 14, 2009, the Company issued 30,000 share purchase warrants as part of the debt assignment transaction. The fair value of these warrants was determined to be $12,000, using the Black-Scholes option pricing model with an expected life of 4 years, a risk free interest rate of 0.96%, a dividend yield of 0%, and an expected volatility of 192%.

During the year ended December 31, 2009, pursuant to consulting services agreements, the following transactions occurred: the Company issued 200,000 share purchase warrants on December 17, 2009, the Company issued 125,000 share purchase warrants on December 18, 2009, the Company issued a further 400,000 share purchase warrants on December 18, 2009, the Company issued a further 500,000 share purchase warrants on December 18, 2009. The aggregate fair value of these warrants was determined to be $622,750 using the Black-Scholes option pricing model with an expected life of 5 years, a risk free interest rate of 2.24% - 2.3%, a dividend yield of 0%, and an expected volatility of 236%. The expensed portion of the value of these warrants during the year ended December 31, 2009 was $374,270. The remaining portion of $248,480 will be recorded in fiscal 2010 as stock based consulting fees.

On January 19, 2010, the Company issued 600,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share for an exercise period of up to three years from the issuance date, and 600,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.60 per share and for an exercise period of up to three years from the issuance date. The warrants were issued pursuant to a consulting services agreement. The fair value of these warrants was determined to be $648,000, using the Black-Scholes option pricing model with an expected life of 3 years, a risk free interest rate of 1.38%, a dividend yield of 0%, and an expected volatility of 235%.

On February 8, 2010, the Company issued 750,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share and for an exercise period of up to five years from the issuance date. The warrants were issued pursuant to a debt settlement agreement. The fair value of these warrants was determined to be $100,000, equal to the amount of debt being settled.

On May 24, 2010, the Company issued Series A Warrants to purchase shares of its common stock with a 5 year term. Series B Warrants to purchase shares of its common stock with a term that is shorter of (i) 18 months or (ii) one year from an effective registration statement. Series C Warrants to purchase shares of its common stock with a 5 year term, which can only be exercised to the extent that the Series B Warrants are exercised. The initial exercise price of the Series A Warrants is $0.30 per share, and such warrants are exercisable into 6,375,000 shares of common stock in the aggregate. The initial exercise price of the Series B Warrants is $0.30 per share, and such warrants are exercisable into 5,100,000 shares of common stock in the aggregate. The initial exercise price of the Series C Warrants is $.30 per share, and such warrants are exercisable into 6,375,000 shares of common stock. In addition, the Company issued 1,400,000 brokers warrant’s which are exercisable on the same terms and conditions as the note holders warrants described above (500,000 Series A Warrants;400,000 Series B Warrants; 500,000 Series C Warrants).

A summary of the Company’s share purchase warrants as of December 31, 2010 and changes during the period is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2008	1,191,767	$2.50	3.15
Issued	4,421,374	0.60	3.74
Exercised	(1,471,174)	(0.46)	-
Expired	(29,167)	(2.75)	-
Balance, December 31, 2009	4,112,800	1.19	3.71
Issued	21,200,000	0.32	2.85
Exercised, cancelled or expired	(444,500)	1.22	-

Balance, December 31, 2010	24,868,300	$0.45	3.24

NOTE 9:  INCOME TAXES

The Company has not identified or quantified any significant temporary differences between the Company’s tax and financial bases of assets and liabilities that result in deferred tax assets, except for the Company’s net operating loss carry-forwards amounting to approximately $15,033,000 at December 31, 2010 (2009 - $~~12,800,000~~11,770,000), which may be available to reduce future year’s taxable income. These carry forwards begin to expire, if not utilized, commencing in 2011. Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization does not meet a more likely than not test and accordingly, the Company has recorded a 100% valuation allowance for the potential deferred tax asset relating to these tax loss carry forwards.

The Company reviews its valuation allowance requirements on an annual basis based on management’s expectations of future operations. Should circumstances change resulting in a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance would be reflected in current operations and disclosures.

The Company’s policy is to accrue amounts for known or likely interest and penalties related to unrecognized tax charges or likely penalties and interest in its provision for income taxes. Additionally, ASC 740-10 requires that a company recognize in its financial statements the impact of a tax position that is more likely than not to be sustained upon examination based on the technical merits of the position. The Company has incurred taxable losses for all tax years since inception and accordingly, no provision for taxes has been recorded for the current or any prior fiscal year.

The actual income tax provisions differ from the expected amounts calculated by applying the combined federal and state corporate income tax rates to the Company’s loss before income taxes and other temporary adjusted as appropriate for temporary and permanent tax basis differences. The components of these differences are as follows:

	Year Ended	(Restated) Year Ended
	December 31, 2010	December 31, 2009

Loss before income taxes	$ (5,090,651)	$ ~~(5,228,739)~~(17,599,008)
Corporate tax rate	35.00%	35.00%
Expected tax recovery	(1,781,729)	~~(1,830,059)~~(6,159,653)

Increase (decrease) resulting from:
Permanent differences	~~798,630~~ 401,563	~~986,032~~ 4,975,492
Other items	(3,90~~7~~8)	(3,90~~0~~8)
Change in enacted tax rates	-	-
Change in valuation allowance	~~987,006~~ 1,384,074	~~847,935~~ 1,188,069
Income tax recovery	$ -	$ -

The Company’s potential estimated deferred tax assets are as follows:

	Year Ended	Year Ended
	December 31, 2010	December 31, 2009

Deferred tax assets:
Stock option expense	$ 2,730,750	$ 2,333,683
~~Estimated l~~Loss carry-forwards and tax pools	~~5,345,729~~ 5,019,895	~~4,358,723~~ 3,966,692
Valuation allowance	~~(5,345,729)~~ (7,750,645)	~~(4,358,723)~~ (6,300,375)
Net deferred income tax assets	$ -	$ -

As the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, a valuation allowance of 100% has been recorded for the current and prior year.

The Company has not filed income tax returns for several years for the US entities within the consolidated group of companies. Canadian corporate tax returns to the end of 2007 have been filed. Both taxing authorities prescribe penalties for failing to file certain tax returns and supplemental disclosures. Upon filing and/or review there could be penalties and interest assessed. Such penalties vary by jurisdiction and by assessing practices and authorities. As the Company has incurred losses since inception anticipated risk for exposure to penalties for income tax liability is determined to be low. However, certain jurisdictions may assess penalties for failing to file returns and other disclosures and for failing to file other supplementary information associated with foreign ownership, debt and equity positions. Inherent uncertainties arise over tax positions taken, or expected to be taken, with respect to transfer pricing, inter-company charges and allocations, financing charges, fees, related party transactions, tax credits, tax based incentives and stock based transactions.

Management has considered the likelihood and significance of possible penalties associated with its current and intended filing positions and has determined, based on their assessment, that such penalties, if any, would not be expected to be material (Note 11).

NOTE 10:SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

As of December 31, 2010, the prepaid portion of the fair value of shares issued pursuant to consulting services agreements was $nil (December 31, 2009 - $214,501).

During the year ended December 31, 2010, $100,000 of accounts payable was settled by the issuance of 750,000 share purchase warrants, exercisable at $0.50 per share for a 5 year period (Note 8).

During the year ended December 31, 2010, $90,412 of accounts payable was settled by the issuance of 361,648 restricted common shares at a deemed price of $0.25 per share (Note 8).

Pursuant to a consulting services arrangement entered into January 19, 2010, the Company issued 600,000 share purchase warrants with an exercise price of $0.50 per share and 600,000 share purchase warrants with an exercise price of $0.60 per share exercisable for a three year period (Note 8).

See Notes 5 and 8 for additional disclosure on non-cash transactions.

	Year Ended December 31,
	2010		2009

Interest paid	$	~~95,655~~ --	$-
Income taxes paid		$-	$-

NOTE 11:CONTINGENCIES AND COMMITMENTS

Contingencies

Tax Filings

The Company has not filed income tax returns for several years in certain operating jurisdictions (Note 9), and may be subject to possible compliance penalties and interest. Management is currently not able to make a reliably measurable provision for possible liability for penalties and interest, if any, at this time, and the Company may be liable for such amounts upon assessment. Penalties and interest, if assessed in the future, will be recorded in the period such amounts are determinable.

Dormant Payables

At December 31, 2010 the company has approximately $150,000 in dormant payables included in current liabilities. Management is not aware of any interest or penalties associated with these payables. The Company is carrying the payables at its fair value and no interest has been accrued. Ultimate settlement of these payables is uncertain.
Commitments

Combined Research and Operating Obligations

Effective May 25, 2010, the Company entered into a research and license Option Agreement with Mayo Clinic for the development and possible commercial use of a cancer vaccine. Subject to the approval and guidance of the United States Food and Drug Administration (“FDA”) Mayo Clinic plans to conduct a Phase I human clinical trial (“Phase I Trial”) to test and develop the Company’s technology.
The Company has agreed that, during the period of the option and upon approval of FDA to conduct Phase I Trials, will pay all the costs incurred by Mayo, not to exceed a total of $841,000. Both Parties agree that within 30 days after Mayo Clinic informs the Company in writing about the receipt of FDA approval, the parties shall enter into an  a formal research agreement.

Management Services Agreement

Subsequent to year end, the Company approved an employment agreement with ~~the Chairman and Chief Executive Officer of the Company~~Dr. Wilson with an initial term of 2 years, which may be automatically extended for successive one-year terms. This employment agreement provides for annual compensation of $180,000 and the grant of an option to acquire 2,000,000 shares of the Company’s common stock, 50% of which vested on March 16, 2011, while the remainder will vest monthly over a period of two years (41,667 per month). The option price is the market price on March 16, 2011 and shall be exercisable for at least five years.

The Company has obligations under various agreements through December 31, 2013. The aggregate minimum annual payments for the years ending December 31 are as follows:

2011	$696,591
2012	625,500
2013	25,000
$1,347,091

NOTE 12:SUBSEQUENT EVENTS

February 2011 Notes

On February 24, 2011, the Company entered into a securities purchase agreement with accredited investors to place $1,159,413  of Secured Convertible Notes (the “February 2011 Notes”) which mature February 24, 2014. $25,000 of the February 2011 Notes was issued to a family member of an officer and director of the Company. The February 2011 Notes bear interest at the rate of 10% per annum, which in the case of a default increases to 20% per annum. Interest is due and payable at the end of each three month period, starting three months from their issuance.

One year after the issuance of the February 2011 Notes, the Company may elect to prepay a portion of the principle. If the Company makes such an election, the holders may elect to receive such prepayment in cash or in shares of the Company’s common stock or in a combination thereof. One year after the issuance of the February 2011 Notes, a note holder may elect convert a portion or all of such 2011 Note at $0.15 per share.

Consideration received for the February 2011 Notes consisted of $919,413 in cash and rolling in $240,000 of consideration from the 2010 Notes (See below).

In connection with the issuance of the February 2011 Notes, the Company issued 2,318,826 warrants, exercisable into common stock at $0.25 with five year terms. The Company may force the exercise of the warrants at any time that the average ~~volume weighted average price~~VWAP of the Company’s common stock over the prior ten trading days is greater than $0.50, the average daily dollar volume of the Company’s common stock sold over those ten trading days is greater than $25,000 and there is an effective registration statement covering the resale of the shares underlying the warrants.

The Company also entered into a Security Agreement to secure payment and performance of its obligations under the 2011 Notes pursuant to which the Company granted the investors a security interest in all of its assets not otherwise encumbered.

Settlement arrangements for the 2010 Notes

In February 2011, the Company negotiated an early settlement of $640,000 of the outstanding 2010 Secured Convertible Notes (“the 2010 Notes”). Pursuant to the settlement agreement, the Company paid $480,000 in cash, issued $240,000 in February 2011 Notes and retired 4,000,000 Series A Warrants, 3,200,000 Series B Warrants and 4,000,000 Series C Warrants. Under the agreement, those holders released the Company from the remaining obligations under the securities purchase agreement entered into during fiscal year 2010, the 2010 security agreement and other ~~conditions~~documents related to the issuance of the 2010 Notes.

In addition, the Company entered into an exchange agreement to settle $83,333 of the 2010 Notes and retire 625,000 Series A Warrants, 500,000 Series B Warrants and 625,000 Series C Warrants of the Company by issuing to the 2010 Note holder 641,023 shares of ~~common stock~~Common Stock in accordance with the terms thereof and a warrant, to purchase up to 250,000 shares of ~~common stock.~~Common Stock.

The Company has also entered into an agreement to early settle the remaining $233,333 of the 2010 Notes in exchange for 2,048,578 common shares, a warrant to purchase 1,000,000 shares of common stock and a new April 2011 Note for $25,000. On closing the company expects to retire the outstanding 4,900,000 warrants related to the 2010 Note. The transaction has not closed as at the date of the financial statements, as it’s contingent upon the Company closing ~~additional financing and clearing other requirements prior to settlement.~~a security exchange agreement with the note holder.

April 2011 Notes

On April 12, 2011 the Company sold Convertible Notes (the “April 2011 Notes”) to accredited investors with a final maturity date of April 12, 2014 and a face amount of $165,000. The April Notes bear interest at the rate of 10% per year which, in the case of a default, increases to 20% per annum. The principal is due on the third anniversary of the April 2011 Notes and interest is due on the April 2011 Notes every three months starting three months from their issuance. One year after the issuance of the April Notes, the Company may elect to prepay a portion of all of the April Notes. If the Company makes such an election, the holders of the April 2011 Notes may elect to receive such prepayment in cash, in shares of our common stock or in a combination thereof. One year after the issuance of the April 2011 Notes, a holder of an April 2011 Note may elect to convert a portion or all of such April 2011 Note at $0.15 per share.

The Company entered into a Security Agreement to secure payment and performance of our obligations under the April 2011 Notes pursuant to which the Company granted the investors a security interest in all of its assets.

April Unit Financing

On April 14, 2011 the Company issued 27,000 Units for an aggregate of $81,000 where each “Unit” was issued at a per-Unit price of $3.00 and consists of 20 shares of common stock and 6 warrants to purchase 6 shares of the Company’s common stock at an exercise price of $0.38 for a term of 24 months. The Units do not provide purchasers with registration rights.

The Company has evaluated subsequent events from the balance sheet date, December 31, 2010, through April 15, 2011 the date these financial statements were issued. Management has determined that there are no additional events that would require disclosure in these financial statements.

ITEM 9.CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our principal independent accountants.

ITEM 9A.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals.

Management’s Report on Internal Control Over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Principal Executive Officer and Principal Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with United States generally accepted accounting principles (“US GAAP”).

As of December 31, 2010, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, as at December 31, 2010 such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) inadequate entity level controls due to an ineffective audit committee resulting from the presence of only one of independent members on the current audit committee and the presence of only one outside director on our board of directors; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; (4) ineffective controls over period end financial disclosure and reporting processes; (5) incorrect classification of fair value of warrants to additional paid-in capital instead of as a derivative liability on the balance sheet.

Management believes that none of the material weaknesses set forth above had a material adverse effect on the Company's financial results for the fiscal year ended December 31, 2010 but management is concerned that the material weakness in entity level controls set forth in item (1) results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, it could result in a material misstatement in our financial statements in future periods.

We are committed to improving our financial organization. As part of this commitment, we will continue to enhance our internal control over financial reporting by: i) expanding our personnel, ii) improving segregated duties consistent with control objectives, iii) appointing more outside directors to our board of directors who shall be appointed to our audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management; and iv) preparing and implementing sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

Management believes that the appointment of one or more outside directors, who shall be appointed to a fully functioning audit committee, will remedy the ineffective audit committee. To this end, Ms. Lynn DePippo was appointed to our ~~Audit~~audit Committee in the first quarter of 2011. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes. Further, management believes that the hiring of additional personnel will result in improved segregation of duties and provide more checks and balances within the financial reporting department.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action by implementing additional enhancements or improvements, or deploying additional human resources as may be deemed necessary.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal controls over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting
There have been no changes in our internal control over financial reporting during our fourth fiscal quarter of our fiscal year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our directors and executive officers and their respective ages as of the date of this annual report are as follows:

Name	Age	Position with the Company
Glynn Wilson	64	Chairman, Chief Executive Officer, Principal Executive Officer and a Director
Denis Corin	38	President, Chief Financial Officer, Principal Accounting Officer and a Director
Lynn M. DePippo	38	Director

The following describes the business experience of each of our directors and executive officers, including other directorships held in reporting companies:

Glynn Wilson, Ph.D., Chief Executive Officer and Chairman
Dr. Wilson brings an extensive background of success in corporate management and product development with tenures in both major multinational pharmaceutical companies and start-up pharmaceutical/biotech organizations. Dr. Wilson's former positions include Head of Drug Delivery at SmithKline Beecham Pharmaceuticals, Research Area Head in Advanced Drug Delivery at Ciba-Geigy Pharmaceuticals, and President and co-founder of Auriga Pharmaceuticals. As Executive Vice President of R&D at Tacora Corporation he was responsible for merging the Company with Access Pharmaceuticals. He is a recognized leader in the development of drug delivery systems and has been involved in taking lead products & technologies from concept to commercialization. Glynn has a Ph.D. in Biochemistry and conducted medical research at The Rockefeller University, New York. He has been on the Board of TapImmune for 4 years.

Denis D Corin, President, Chief Financial Officer and Director
Denis Corin served as TapImmune’s President and CEO from November 2006 to July 2009. Mr. Corin has worked in large pharmaceutical (Novartis), diagnostic instrumentation companies (Beckman Coulter) as well as the small cap biotech arena (MIV Therapeutics). He holds a double major Bachelors degree in Economics and Marketing from the University of Natal, South Africa.

Lynn M. DePippo, Director
Ms. DePippo Founded Sherbrook Capital Management in 2000. She is the managing partner of that firm and conducts all aspects of healthcare equity research for institutional investors, private equity and wealthy individual clients, including healthcare portfolio overviews. Previous appointments include Portfolio Manager Small Cap. Equities at Citibank, Senior Investment Analyst at The Kaufmann Fund, and Healthcare Services Analyst at Kidder Peabody and Company.

Term of Office
Our directors are appointed for a one-year term to hold office until the next annual general meeting of our stockholders or until they resign or are removed from the board in accordance with our bylaws. Our officers are appointed by our Board of Directors and hold office until they resign or are removed from office by the Board of Directors.

Significant Employees
We have no significant employees other than our executive officers.

Audit Committee
Our Board of Directors has established an Audit Committee which functions pursuant to a written charter adopted by our Board of Directors in March 2004. The members of our Audit Committee as of December 31, 2010 were Mr. Corin and Dr. Wilson. Ms. Lynn DePippo was appointed to the Audit Committee in the first quarter of 2011.
Our Board of Directors has determined that our Audit Committee does not have a member that qualifies as an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K. Our Board of Directors believes that it is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting and that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome at this time.

Compensation Committee

Mr. Corin, Dr. Wilson and Ms. Lynn DePippo serve on our compensation committee, which is led by Ms. DePippo.

Involvement in Certain Legal Proceedings
None of our directors, executive officers or control persons has been involved in any of the following events during the past five years: (i) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time; (ii) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offences); (iii) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or (iv) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Code of Conduct
We have adopted a Code of Conduct policy that applies to all directors and officers. The code describes the legal, ethical and regulatory standards that must be followed by the directors and officers of the Company and sets forth high standards of business conduct applicable to each director and officer. A copy of the Code of Conduct can be viewed on our website at the following URL: http://www.tapimmune.com/investors/corporate_info/

Compliance with Section 16(a) of the Exchange Act
Section 16(a) of the Exchange Act requires our directors and officers, and the persons who beneficially own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. Copies of all filed reports are required to be furnished to us pursuant to Rule 16a-3 promulgated under the Exchange Act. Based solely on the reports received by us and on the representations of the reporting persons, we believe that these persons have complied with all applicable filing requirements during the year ended December 31, 2010.

ITEM 11.EXECUTIVE COMPENSATION

Compensation Discussion and Analysis
The following table sets forth the compensation paid to our executive officers for their services as executive officers during our fiscal years ended December 31, 2010 and December 31, 2009:

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compen-sation ($)	Total ($)
Glynn Wilson Chairman, CEO and Principal Executive Officer	2010 2009	144,000 84,000	Nil Nil	Nil Nil	640,000 896,800	Nil Nil	784,000 980,800

Denis Corin CFO, Acting Principal Accounting Officer and a director	2010 2009	161,017 138,600	Nil Nil	Nil Nil	440,000 617,600	Nil Nil	601,017 756,200

Tracy Moore Former Secretary, former Treasurer, former CFO, Acting Principal Accounting Officer and a former director	2010 2009	46,160 30,000	Nil Nil	Nil Nil	Nil 480,000	Nil Nil	46,160 510,000

The amounts represent fees paid or accrued by us to the executive officers during the past year pursuant to various employment and consulting services agreements, as between us and the executive officers, which are described below. Our executive officer are also reimbursed for any out-of-pocket expenses incurred in connection with corporate duties. We presently have no pension, health, annuity, insurance, profit sharing or similar benefit plans.

The following table sets forth information as at December 31, 2010 relating to outstanding equity awards for each Named Executive Officer:

Outstanding Equity Awards at Year End Table
Name	Number of Securities Underlying Unexercised Options (~~exerciseable)~~exercisable)	Number of Securities Underlying Unexercised Options (~~unexerciseable)~~unexercisable)	Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Glynn Wilson Chairman, CEO and Principal Executive Officer	40,000 1,600,000(3)	Nil Nil	Nil Nil	$0.97(5)(6) $0.97(6)	07/06/17 10/14/19
Denis Corin President, CFO, Acting Principal Accounting Officer and a director	80,000 1,100,000(3)	Nil Nil	Nil Nil	$0.97(5)(6) $0.97(6)	07/06/17 10/14/19
Tracy A. Moore2 Secretary, Treasurer, CFO, Acting Principal Accounting Officer and a director	500,000(3)(4)	500,000(4)	Nil	$0.97	10/14/19
(1)	Mr. Corin was appointed Secretary, Treasurer, CFO and Acting Principal Accounting Officer on July 16, 2010 when Tracy A. Moore resigned these positions effective on that date.
(2)	Mr. Moore resigned as a member of our Board of Directors, Secretary, Treasurer, CFO and Acting Principal Accounting Officer effective July 16, 2010.
(3)	The plan under which these shares were issued was approved by the Board of Directors and the shareholders in 2009 but did not come into effect until February 22, 2010
(4)	These options were cancelled effective February 16, 2011
(5)	Effective February 22, 2010, the option exercise price was reduced to $0.97.
(6)	Effective February 16, 2011, the option exercise price was reduced to $0.17.

The following table sets forth information relating to compensation paid to our directors for their services as directors in the fiscal year ended December 31, 2010, and excludes compensation paid to our directors for their services as executive officers:

Director Compensation Table
Name	Fees Earned or Paid in Cash	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Glynn Wilson	Nil	Nil	Nil	Nil	Nil
Denis Corin	Nil	Nil	Nil	Nil	Nil
Lynn M. DePippo	50,0001	Nil	7,9172, 3	Nil	57,917
Tracy A. Moore	Nil	Nil	Nil	Nil	Nil
(1)	Ms. DePippo earned this bonus upon being appointed as a Director on September 7, 2010. However, such bonus is not tied to any specific event but rather as financing allows.
(2)	The grant date fair value of the options is $47,500.
(3)
On September 7, 2010, Ms. DePippo was granted options to purchase 250,000 shares of the Company’s common stock at $0.35 per      share under our 2009 Stock Incentive Plan. These options were repriced to $0.17 per share in February 2011. 10,417 of such options vest each month for a total of 24 months.

Employment, Consulting and Services Agreements

On June 30, 2007, with an effective date of May 1, 2007, our Board of Directors approved an amended executive services agreement with Mr. Corin with a one year term with automatic annual renewal. The amended agreement, provides for an increase in the month consulting fees to $10,000 USD per month through the term of the agreement, with annual increase of 10% and providing for the granting of an aggregate of not less than 1,180,000 stock options to acquire a similar number of our common shares at an exercise price of $0.97 per share for a period of not less than ten years from the date of grant as amended.

On March 16, 2011, our Board of Directors approved an employment agreement with Dr. Wilson with an initial term of 2 years, which may be automatically extended for successive one-year terms. This employment agreement provides for annual compensation of $180,000 and the grant of an option to acquire 2,000,000 shares of the Company’s common stock, 50% of which vested on March 16, 2011, while the remainder will vest monthly over a period of two years (41,667 per month). The option price is the market price on March 16, 2011 and shall be ~~exerciseable~~exercisable for at least five years.

We have a compensation committee that is comprised of Dr. Wilson and Mr. Corin. All compensation is recommended and resolved by the compensation committee and board of directors.

ITEM 12.SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth, as of the date of this Annual Report certain information regarding the ownership of our common stock by (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock, (ii) each of our directors, (iii) our Principal Executive Officer and (iv) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each person shown is c/o TapImmune Inc., 2815 Eastlake Avenue East, Suite 300, Seattle, Washington, 98102. Beneficial ownership, for purposes of this table, includes options to purchase common stock that are either currently exercisable or will be exercisable within 60 days of the date of this annual report.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)		Percent of Class
Directors and Officers:
Glynn Wilson 2815 Eastlake Avenue East, Suite 300, Seattle, Washington	3,930,393	(2)	8.65%

Denis Corin 2815 Eastlake Avenue East, Suite 300, Seattle, Washington	3,722,426	(3)	8.19%

Lynn M. DePippo 2815 Eastlake Avenue East, Suite 300, Seattle, Washington	104,170	(4)	0.23%
All executive officers and directors as a group (3 persons)	7,756,989		17.07%

Major Stockholders:
New Paradigm Capital	4,101,100		9.0%

St. George Trust Company Ltd.	5,335,640		11.7%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding as of the date of this Annual Report. As of the date of this Annual Report, there were 45,452,099 shares of common stock issued and outstanding.

(2)
This figure includes (i) 1,047,059 shares of common stock; and (ii) 1,800,000 options to acquire an equivalent number of common shares at $0.17 for 10 years and 2,000,000 options to acquire an equivalent number of common shares at $0.19 for 10 years, where 1,083,334 are fully vested.

(3)
This figure includes: (i) 2,227,868 shares of common stock; (ii) 137,700 shares of common stock held his spouse; (iii) 54,458 common share purchase warrants; (iv) 2,400 common share purchase warrants held by his spouse; and (v) 1,300,000 options to acquire an equivalent number of common shares at $0.17 for 10 years.

(4)
This figure represents options to purchase 250,000 shares of common stock at $0.35 per share with 10,417 options vesting per month for 24 months, which were repriced to $0.17 per share in February 2011.

There are no arrangements or understanding among the parties set out above or their respective associates or affiliates concerning election of directors or any other matters which may require shareholder approval.

A description of the Company’s equity compensation plan is provided in Part II, Item 5 of this Form 10-K and is hereby incorporated by reference into this Item 12.

Changes in Control
We are unaware of any contract, or other arrangement or provision, the operation of which may at a subsequent date result in a change of control of our Company.

ITEM 13.CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Except as described below, none of the following parties has had any material interest, direct or indirect, in any transaction with us during our last fiscal year or in any presently proposed transaction that has or will materially affect us:

1.	any of our directors or officers;
2.	any person proposed as a nominee for election as a director;
3.	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our outstanding shares of common stock; or
4.	any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the above persons.

We had transactions with certain of our officers and directors during our fiscal year ended December 31, 2010 as follows:

(a)	incurred $~~329,017~~329,177 (2009 - $~~190,942~~260,242) in management and directors’ fees and $72,000 (2009 - $~~24,000~~42,000) in research and development paid to officers and directors during the period;

(b)	recorded $~~1,087,915~~1,087,917 (2009 - $2,019,660) in stock based compensation for the fair value of options granted to management that were granted and or vested during the period;

(c)
incurred $Nil (2009 - $65,984) in interest and finance charges on promissory notes due to related parties during the period, which were settled in connection with an equity issuance effective June 4, 2009; and

(d)
incurred $Nil (2009 - $130,065) in interest and finance charges related to an agreement to issue warrants in connection with extending the terms of the promissory notes due to related parties during the period.

(e)
issued a $Nil (2009 - $15,000) secured promissory note bearing interest at 30% per annum and issued 30,000 transferable and registrable share purchase warrants with an exercise price of $0.20 per share for an exercise period of up to two years from the issuance date to a direct family member of an officer of the Company.

All related party transactions (other than stock based consideration) involving provision of services were recorded at the exchange amount, which is  the amount established and agreed to by the related parties as representing fair value. The Company accounted for the debt settlement transactions with related parties at management’s estimate of fair value, which is evidenced by settlements between arms length parties.

At December 31, 2010, the Company had amounts owing to directors and officers of $259,305 (2009 - $~~41,100~~16,100). These amounts were in the normal course of operations. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

ITEM 14.PRINCIPAL ACCOUNTING FEES AND SERVICES

Dale Matheson Carr-Hilton LaBonte LLP served as our independent registered public accounting firm and audited our financial statements for the fiscal years ended December 31, 2010 and 2009. Aggregate fees for professional services rendered to us by our auditor are set forth below:

	Year Ended December 31, 2010	Year Ended December 31, 2009

Audit Fees	$42,000	$43,500
Audit Related Fees	$27,000	$21,500
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
	$70,000	$65,000

Audit Fees
Audit fees are the aggregate fees billed for professional services rendered by our independent auditors for the audit of our annual financial statements, the review of the financial statements included in each of our quarterly reports and services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees
Audit related fees are the aggregate fees billed by our independent auditors for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not described in the preceding category.

Tax Fees
Tax fees are billed by our independent auditors for tax compliance, tax advice and tax planning.

All Other Fees
All other fees include fees billed by our independent auditors for products or services other than as described in the immediately preceding three categories.

Policy on Pre-Approval of Services Performed by Independent Auditors
It is our audit committee’s policy to pre-approve all audit and permissible non-audit services performed by the independent auditors. We approved all services that our independent accountants provided to us in the past two fiscal years.

ITEM 15.EXHIBITS

The following exhibits are filed as part of this registration statement. Exhibit numbers correspond to the exhibit requirements of Regulation S-K.

Exhibit No.	Description
3.1	Amended Articles of Incorporation dated February 3, 2009 as filed as Exhibit 3.1 to Form 8-K filed on February 6, 2009 and incorporated herein by reference.
3.2	Amended Articles of Incorporation dated May 19, 1999 as filed as Exhibit 2.1 to the Registration Statement filed on Form 10-SB on September 3, 1999 and incorporated herein by reference.
3.3	Amended and Restated Bylaws of the company dated May 10, 2004 as filed as Exhibit 3.1 to the company's Quarterly Report on Form 10-QSB as filed on May 20, 2004 and incorporated herein by reference.
4.1	Securities Purchase Agreement, dated May 17, 2010, as filed as Exhibit 10.1 to our Current Report on Form 8-K as filed on May 18, 2010 and incorporated herein by reference.
4.2	Registration Rights Agreement, dated May 24, 2010, as filed as Exhibit 10.4 to our Current Report on Form 8-K as filed on May 18, 2010 and incorporated herein by reference.
4.3	Security Agreement, dated May 24, 2010, as filed as Exhibit 10.3 to our Current Report on Form 8-K as filed on May 18, 2010 and incorporated herein by reference.
4.4	Form of Senior Secured Convertible Note, as filed as Exhibit 10.2 to our Current Report on Form 8-K as filed on May 18, 2010 and incorporated herein by reference.
4.5	Form of Series A Warrants, as filed as Exhibit 10.5 to our Current Report on Form 8-K as filed on May 18, 2010 and incorporated herein by reference.
4.6	Form of Series B Warrants, as filed as Exhibit 10.6 to our Current Report on Form 8-K as filed on May 18, 2010 and incorporated herein by reference.
4.7	Form of Series C Warrants, as filed as Exhibit 10.7 to our Current Report on Form 8-K as filed on May 18, 2010 and incorporated herein by reference.
4.8	Securities Purchase Agreement, dated February 24, 2011, as filed as Exhibit 10.1 to our Current Report on Form 8-K as filed on March 2, 2011 and incorporated herein by reference.
4.9	Form of Convertible Note, as filed as Exhibit 10.2 to our Current Report on Form 8-K as filed on March 2, 2011 and incorporated herein by reference.
~~4.1~~4.10	Security Agreement, dated February 24, 2011, as filed as Exhibit 10.3 to our Current Report on Form 8-K as filed on March 2, 2011 and incorporated herein by reference.
4.11	Form of Warrant, as filed as Exhibit 10.4 to our Current Report on Form 8-K as filed on March 2, 2011 and incorporated herein by reference.
4.12
Form of Convertible Note in connection with the sale of same on April 12, ~~2011.*~~2011 filed as an Exhibit to the company's Annual Report on Form 10-K as filed on April 18, 2011 and incorporated by reference herein.

4.13	Security Agreement, dated April 12, ~~2011.*~~2011 filed as an Exhibit to the company's Annual Report on Form 10-K as filed on April 18, 2011 and incorporated by reference herein.
4.14
Form of Securities Purchase Agreement in connection with the sale of Units on April 14, ~~2011.*~~2011 filed as an Exhibit to the company's Annual Report on Form 10-K as filed on April 18, 2011 and incorporated by reference herein.

4.15
Form of Warrant in connection with Securities Purchase Agreement dated April 14, ~~2011.*~~2011 filed as an Exhibit to the company's Annual Report on Form 10-K as filed on April 18, 2011 and incorporated by reference herein.

4.16	Form of Warrants issued in November 2009 private placements
10.1	Executive Services Agreement with Denis Corin as filed as Exhibit 10.1 to our Quarterly Report on Form 10-QSB as filed on November 14, 2007 and incorporated herein by reference.
10.2	Amended Executive Services Agreement with Denis Corin as filed as Exhibit 10.2 to our Quarterly Report on Form 10-QSB as filed on November 14, 2007 and incorporated herein by reference.
10.3
License Agreement made March 6, 2000 between GeneMax Pharmaceuticals, UBC and Dr. Jefferies as filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2004 as filed on April 15, 2005 and incorporated by reference herein.

10.4
Collaborative Research Agreement made September 1, 2000 between GeneMax Pharmaceuticals, GeneMax Pharmaceuticals Inc. and UBC as filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2004 as filed on April 15, 2005 and incorporated by reference herein.

10.5
Production Services Agreement made March 18, 2003 between the company and Molecular Medicine as filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2004 as filed on April 15, 2005 and incorporated by reference herein.

10.6
Biological Materials Transfer Agreement made October 21, 2003 between the company and National Institutes of Health as filed as an Exhibit to our Annual Report on Form 10-KSB for the year ended December 31, 2004 as filed on April 15, 2005 and incorporated by reference herein.

10.7
Option and Settlement Agreement made January 23, 2006 between GeneMax Pharmaceuticals, GeneMax Pharmaceuticals Inc., UBC and Dr. Jefferies as filed as an Exhibit to the company's Current Report on Form 8-K as filed on January 24, 2006 and incorporated by reference herein.

10.8	2009 Stock Incentive Plan as filed as Exhibit B to our Information Statement filed on Definitive Schedule 14-C on January 29, 2010 and incorporated herein by reference.
10.9
Technology Option Agreement, dated June 1, 2010, between TapImmune Inc. and Mayo Foundation for Education and Research as filed as an Exhibit to the company's Current Report on Form 8-K as filed on June 4, 2010 and incorporated by reference herein.

10.10
Employment Agreement between Dr. Glynn Wilson and the Company dated March 16, ~~2011.*~~2011 filed as an Exhibit to the company's Annual Report on Form 10-K as filed on April 18, 2011 and incorporated by reference herein.

~~21.1~~	~~Subsidiaries of TapImmune Inc.~~
~~31.1~~	~~Certification of Principal Executive Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a).*~~
~~31.2~~	~~Certification of Acting Principal Accounting Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a).*~~
~~32.1~~	~~Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350.*~~
~~32.2~~	~~Certification of Acting Principal Accounting Officer pursuant to 18 U.S.C. Section 1350*~~
21.1	Subsidiaries of TapImmune Inc. filed as an Exhibit to the company's Annual Report on Form 10-K as filed on April 18, 2011 and incorporated by reference herein.
31.1	Certification of Principal Executive Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a).*
Certification of Acting Principal Accounting Officer pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15d-14(a).*
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350.*
32.2	Certification of Acting Principal Accounting Officer pursuant to 18 U.S.C. Section 1350*

*Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 and 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAPIMMUNE INC.

By:           _______________________________________
Glynn Wilson
Chairman, and Principal Executive Officer
Date: September [ -- ], 2011 ~~April 17, 2011~~

By:           _______________________________________
Denis Corin
Chief Financial Officer, Acting Principal Accounting Officer and a director
Date: September [ -- ], 2011 ~~April 17, 2011~~

Exhibit 4.16
Form of Warrant

NEITHER THIS SECURITY NOR THE SECURITIES INTO WHICH THIS SECURITY IS EXERCISABLE HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN SECURED BY SUCH SECURITIES.

COMMON STOCK PURCHASE WARRANT

To Purchase ________ Shares of Common Stock of

TAPIMMUNE INC.

THIS COMMON STOCK PURCHASE WARRANT (the “Warrant”) certifies that, for value received, __________________________ (the “Holder”), is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after November ___, 2009 and on or prior to the close of business on the fifth anniversary of such date (the “Termination Date”) but not thereafter, to subscribe for and purchase from TapImmune Inc., a Nevada corporation (the “Company”), up to ____________ shares (the “Warrant Shares”) of Common Stock, par value $.001 per share, of the Company (the “Common Stock”). The purchase price of one share of Common Stock under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b).

Section 1.                      Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Subscription Agreement (the “Purchase Agreement”),  among the Company and the purchaser signatory thereto.

Section 2.                      Exercise.

a)           Exercise of Warrant. Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after October ___, 2009 and on or before the Termination Date by delivery to the Company of a duly executed facsimile copy of the Notice of Exercise Form annexed  hereto (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of such Holder appearing on the books of the Company); provided, however, within 5 Trading Days of the date said Notice of Exercise is delivered to the Company, if this Warrant is exercised in full, the Holder shall have surrendered this Warrant to the Company and the Company shall have received  payment of the aggregate Exercise Price of the shares thereby purchased by wire transfer or cashier’s check drawn on a United States bank. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise Form within 1 Business Day of receipt of such notice. In the event of any dispute or discrepancy, the records of the Holder shall be controlling and determinative in the absence of manifest error. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

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b)           Exercise Price. The exercise price of the Common Stock under this Warrant shall be $1.20, subject to adjustment hereunder (the “Exercise Price”).

c)           Cashless Exercise. If at any time after one year from the date of issuance of this Warrant there is no effective Registration Statement registering, or no current prospectus available for, the resale of the Warrant Shares by the Holder, then this Warrant may also be exercised at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a certificate for the number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:

(A) = the VWAP on the Trading Day immediately preceding the date of such election;

(B) = the Exercise Price of this Warrant, as adjusted; and

(X) = number of Warrant Shares issuable upon exercise of this Warrant in accordance with the terms of this Warrant by means of a cash exercise rather than a cashless exercise.

Notwithstanding anything herein to the contrary, on the Termination Date, this Warrant shall be automatically exercised via cashless exercise pursuant to this Section 2(c).

d)           Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a  Holder shall not have the right to exercise any portion of this Warrant, pursuant to Section 2(c) or otherwise, to the extent that after giving effect to such issuance after exercise, such Holder (together with such Holder’s affiliates, and any other person or entity acting as a group together with such Holder or any of such Holder’s affiliates), as set forth on the applicable Notice of Exercise, would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its affiliates shall include the number of shares of Common Stock issuable upon exercise of this Warrant with respect to which the determination of such sentence is being made, but shall exclude the number of shares of Common Stock which would be issuable upon (A) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by such Holder or any of its affiliates and (B) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company (including, without limitation, any other Warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2(d), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder, it being acknowledged by a Holder that the Company is not representing to such Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and such Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2(d) applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder) and of which a portion of this Warrant is exercisable shall be in the sole discretion of a Holder, and the submission of a Notice of Exercise shall be deemed to be each Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by such Holder) and of which portion of this Warrant is exercisable, in each case subject to such aggregate percentage limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2(d), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Form 10-QSB or Form 10-KSB, as the case may be, (y) a more recent public announcement by the Company or (z) any other notice by the Company or the Company’s Transfer Agent setting forth the number of shares of Common Stock outstanding. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by such Holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported.

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The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant. The Beneficial Ownership Limitation provisions of this Section 2(d) may be waived by such Holder, at the election of such Holder, upon not less than 61 days’ prior notice to the Company to change the Beneficial Ownership Limitation to 9.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of this Warrant, and the provisions of this Section 2(d) shall continue to apply. Upon such a change by a Holder of the Beneficial Ownership Limitation from such 4.99% limitation to such 9.99% limitation, the Beneficial Ownership Limitation may not be waived by such Holder. The provisions of this paragraph shall be implemented in a manner otherwise than in strict conformity with the terms of this Section 2(d) to correct this paragraph (or any portion hereof) which may be defective or inconsistent with the intended Beneficial Ownership Limitation herein contained or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitations contained in this paragraph shall apply to a successor holder of this Warrant.

e)           Mechanics of Exercise.

i.       Authorization of Warrant Shares. The Company covenants that all Warrant Shares which may be issued upon the exercise of the purchase rights represented by this Warrant will, upon exercise of the purchase rights represented by this Warrant, be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue).

ii.      Delivery of Certificates Upon Exercise. Certificates for shares purchased hereunder shall be transmitted by the transfer agent of the Company to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Company through its Deposit Withdrawal Agent Commission (“DWAC”) system if the Company is a participant in such system, and otherwise by physical delivery to the address specified by the Holder in the Notice of Exercise within 5 Trading Days from the delivery to the Company of the Notice of Exercise Form, surrender of this Warrant (if required) and payment of the aggregate Exercise Price as set forth above (“Warrant Share Delivery Date”). This Warrant shall be deemed to have been exercised on the date the Exercise Price is received by the Company. The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised by payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 2(e)(vii) prior to the issuance of such shares, have been paid.

iii.     Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the certificate or certificates representing Warrant Shares, deliver to Holder a new Warrant evidencing the rights of Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant.

iv.     Rescission Rights. If the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to this Section 2(e)(iv) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

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v.      Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause its transfer agent to transmit to the Holder a certificate or certificates representing the Warrant Shares pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (B) the price at which the sell order giving rise to such purchase obligation was executed, and (2) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored or deliver to the Holder the number of shares of Common Stock that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of shares of Common Stock with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (1) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In, together with applicable confirmations and other evidence reasonably requested by the Company. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant as required pursuant to the terms hereof.

vi.     No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which Holder would otherwise be entitled to purchase upon such exercise, the Company shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price.

vii.    Charges, Taxes and Expenses. Issuance of certificates for Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such certificate, all of which taxes and expenses shall be paid by the Company, and such certificates shall be issued in the name of the Holder or in such name or names as may be directed by the Holder; provided, however, that in the event certificates for Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder; and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto.

viii.   Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

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Section 3.	Certain Adjustments.

a)      Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding: (A) pays a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Company pursuant to this Warrant), (B) subdivides outstanding shares of Common Stock into a larger number of shares, (C) combines (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of shares of the Common Stock any shares of capital stock of the Company, then in each case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted. Any adjustment made pursuant to this Section 3(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

b)      Pro Rata Distributions. If the Company, at any time prior to the Termination Date, shall distribute to all holders of Common Stock (and not to Holders of the Warrants) evidences of its indebtedness or assets (including cash and cash dividends) or rights or warrants to subscribe for or purchase any security other than the Common Stock, then in each such case the Exercise Price shall be adjusted by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the VWAP determined as of the record date mentioned above, and of which the numerator shall be such VWAP on such record date less the then per share fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of the Common Stock as determined by the Board of Directors in good faith. In either case the adjustments shall be described in a statement provided to the Holder of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

c)      Fundamental Transaction. If, at any time while this Warrant is outstanding, (A) the Company effects any merger or consolidation of the Company with or into another Person, (B) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (C) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (D) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at the option of the Holder, (a) upon exercise of this Warrant, the number of shares of Common Stock of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any additional consideration (the “Alternate Consideration”) receivable upon or as a result of such reorganization, reclassification, merger, consolidation or disposition of assets by a Holder of the number of shares of Common Stock for which this Warrant is exercisable immediately prior to such event or (b) if the Company is acquired in an all cash transaction, cash equal to the value of this Warrant as determined in accordance with the Black-Scholes option pricing formula. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.

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To the extent necessary to effectuate the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant consistent with the foregoing provisions and evidencing the Holder’s right to exercise such warrant into Alternate Consideration. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 3(c) and insuring that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

d)      Calculations. All calculations under this Section 3 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 3, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding treasury shares, if any) issued and outstanding.

e)      Voluntary Adjustment By Company. The Company may at any time during the term of this Warrant reduce the then current Exercise Price to any amount and for any period of time deemed appropriate by the Board of Directors of the Company.

f)      Notice to Holders.

i.   Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to this Section 3, the Company shall promptly mail to each Holder a notice setting forth the Exercise Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment. If the Company issues a variable rate security, despite the prohibition thereon in the Purchase Agreement, the Company shall be deemed to have issued Common Stock or Common Stock Equivalents at the lowest possible conversion or exercise price at which such securities may be converted or exercised in the case of a Variable Rate Transaction (as defined in the Purchase Agreement).

ii.      Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution) on the Common Stock; (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock; (C) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, of any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company; then, in each case, the Company shall cause to be mailed to the Holder at its last address as it shall appear upon the Warrant Register of the Company, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. The Holder is entitled to exercise this Warrant during the 20-day period commencing on the date of such notice to the effective date of the event triggering such notice.

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Section 4.	Transfer of Warrant.

a)      Transferability. Subject to compliance with any applicable securities laws and the conditions set forth in Sections 5(a) and 4(d) hereof and to the provisions of Section 4.1 of the Purchase Agreement, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any transfer taxes payable upon the making of such transfer. Upon such surrender and, if required, such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. A Warrant, if properly assigned, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b)      New Warrants. This Warrant may be divided or combined with other Warrants upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division or combination, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided or combined in accordance with such notice.

c)      Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

d)      Transfer Restrictions. If, at the time of the surrender of this Warrant in connection with any transfer of this Warrant, the shares underlying this Warrant have not be registered pursuant to an effective registration statement under the Securities Act and under applicable state securities or blue sky laws, the Company may require, as a condition of allowing such transfer (i) that the Holder or transferee of this Warrant, as the case may be, furnish to the Company a written opinion of counsel (which opinion shall be in form, substance and scope customary for opinions of counsel in comparable transactions) to the effect that such transfer may be made without registration under the Securities Act and under applicable state securities or blue sky laws, (ii) that the holder or transferee execute and deliver to the Company an investment letter in form and substance acceptable to the Company and (iii) that the transferee be an “accredited investor” as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), or (a)(8) promulgated under the Securities Act or a qualified institutional buyer as defined in Rule 144A(a) under the Securities Act.

Section 5.	Miscellaneous.

a)      Title to Warrant. Prior to the Termination Date and subject to compliance with applicable laws and Section 4 of this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, at the office or agency of the Company by the Holder in person or by duly authorized attorney, upon surrender of this Warrant together with the Assignment Form annexed hereto properly endorsed. The transferee shall sign an investment letter in form and substance reasonably satisfactory to the Company.

b)      No Rights as Shareholder Until Exercise. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company prior to the exercise hereof. Upon the surrender of this Warrant and the payment of the aggregate Exercise Price (or by means of a cashless exercise), the Warrant Shares so purchased shall be and be deemed to be issued to such Holder as the record owner of such shares as of the close of business on the later of the date of such surrender or payment.

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c)      Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant or any stock certificate relating to the Warrant Shares, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant or stock certificate, if mutilated, the Company will make and deliver a new Warrant or stock certificate of like tenor and dated as of such cancellation, in lieu of such Warrant or stock certificate.

d)      Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall be a Saturday, Sunday or a legal holiday, then such action may be taken or such right may be exercised on the next succeeding day not a Saturday, Sunday or legal holiday.

e)      Authorized Shares.

The Company covenants that during the period the Warrant is outstanding, it will reserve from its authorized and unissued Common Stock a sufficient number of shares to provide for the issuance of the Warrant Shares upon the exercise of any purchase rights under this Warrant. The Company further covenants that its issuance of this Warrant shall constitute full authority to its officers who are charged with the duty of executing stock certificates to execute and issue the necessary certificates for the Warrant Shares upon the exercise of the purchase rights under this Warrant. The Company will take all such reasonable action as may be necessary to assure that such Warrant Shares may be issued as provided herein without violation of any applicable law or regulation, or of any requirements of the Trading Market upon which the Common Stock may be listed.

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment. Without limiting the generality of the foregoing, the Company will (a) not increase the par value of any Warrant Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (b) take all such action as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and nonassessable Warrant Shares upon the exercise of this Warrant, and (c) use commercially reasonable efforts to obtain all such authorizations, exemptions or consents from any public regulatory body having jurisdiction thereof as may be necessary to enable the Company to perform its obligations under this Warrant.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

f)      Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

g)      Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws.

8

h)      Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder shall operate as a waiver of such right or otherwise prejudice Holder’s rights, powers or remedies, notwithstanding the fact that all rights hereunder terminate on the Termination Date. If the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

i)       Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

j)       Limitation of Liability. No provision hereof, in the absence of any affirmative action by Holder to exercise this Warrant or purchase Warrant Shares, and no enumeration herein of the rights or privileges of Holder, shall give rise to any liability of Holder for the purchase price of any Common Stock or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

k)      Remedies. Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

l)       Successors and Assigns. Subject to applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of all Holders from time to time of this Warrant and shall be enforceable by any such Holder or holder of Warrant Shares.

m)      Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

n)      Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

o)      Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

Dated:

TAPIMMUNE INC.
By:__________________________________________ Name: Title:

EXHIBIT 31.1
CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, Glynn Wilson, certify that:

1.	I have reviewed this annual report on Form 10-K/A of TapImmune Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting in the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the Audit Committee of the registrant’s Board of Directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

TapImmune Inc.

Date: Date: September [ -- ], 2011 ~~April 17, 2011~~	By:	/s/ Glynn Wilson
Glynn Wilson
Chairman, Chief Executive Officer and Principal Executive Officer

EXHIBIT 31.2
CERTIFICATION PURSUANT TO SECTION 302 OF SARBANES-OXLEY ACT OF 2002

I, Denis Corin, certify that:

1.	I have reviewed this annual report on Form 10-K/A of TapImmune Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting in the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d.
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the Audit Committee of the registrant’s Board of Directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

TapImmune Inc.

Date: Date: September [ -- ], 2011 ~~April 17, 2011~~	By:	/s/ Denis Corin
Denis Corin
President, Chief FInancial Officer, Acting Principal Officer and a director

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Glynn Wilson, the Chief Executive Officer of TapImmune Inc. (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge, the Annual Report on Form 10-K/A for the year ended December 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Annual Report on Form 10-K/A, as amended, fairly presents in all material respects the financial condition and results of operations of the Company.

TapImmune Inc.

Date: Date: September [ -- ], 2011 ~~April 17, 2011~~	By:	/s/ Glynn Wilson
Glynn Wilson
Chairman, Chief Executive Officer and Principal Executive Officer

Exhibit 32.2

CERTIFICATION OF ACTING PRINCIPAL ACCOUNTING OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Denis Corin, the Acting Principal Accounting Officer of TapImmune Inc. (the “Company”), hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge, the Annual Report on Form 10-K/A for the year ended December 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and that the information contained in the Annual Report on Form 10-K/A, as amended, fairly presents in all material respects the financial condition and results of operations of the Company.

TapImmune Inc.

Date: Date: September [ -- ], 2011 ~~April 17, 2011~~	By:	/s/ Denis Corin
Denis Corin
President, Chief Financial Officer, Acting Principal Officer and a director

Exhibit B

Draft Form 10-Q/A for the quarter ended March 31, 2010

 UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

(Amendment No. 1)

[X]           Quarterly Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended March 31, 2010

[  ]           Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____.

Commission File Number: 000-27239

TAPIMMUNE INC.
(Name of registrant in its charter)

NEVADA	88-0277072
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

~~800 Bellevue Way, NE,~~2815 Eastlake Avenue East Suite ~~400~~300 ~~Bellevue~~Seattle, WA	~~98004~~98102
(Address of principal executive offices)	(Zip Code)

(~~425~~206) ~~462~~336-~~2556~~5560
(Issuer's telephone number)

 Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or a smaller reporting company.  See definition of “accelerated filer”, “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

☐  Large accelerated                                                                                     ☐  Accelerated filer
☐  Non-accelerated filer (Do not                                                                ☒  Smaller reporting company
      if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐   No  ☒

As of May 20, 2010, the Company had 40,256,026 shares of common stock issued and outstanding.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (the “Form 10-Q/A”) to the Quarterly Report on Form 10-Q for TapImmune Inc. (“we” or the “Company”) for the quarterly period ended March 31, 2010, initially filed with the Securities and Exchange Commission (the “SEC”) on May 24, 2010 (the “Original Filing”), is being filed to report restated Stockholders’ deficit and Accumulated paid-in capital relating to revaluation and reclassification of change in the accounting for debt settlement transactions in the fiscal year ended December 2009. The restatement of the Company’s accounting for the debt settlement transactions arose in connection with comments received from the staff of the SEC in its review of the Company’s periodic SEC filings.

As a result, and as previously disclosed in filings made with the SEC, on April 6, 2011, the Board of Directors of the Company, determined that the Company’s previously issued consolidated unaudited financial statements and reports filed with the SEC for the quarterly period ended March 31, 2010 should not be relied upon. For a more detailed description of the effects of the restatement, see further discussion in Note 1A, “Restatement of Consolidated Financial Statements” to our consolidated financial statements included in Part I, Item 1 of this report.

For the convenience of the reader, this Form 10-Q/A sets forth the Original Filing in its entirety. However, this Form 10-Q/A only amends and restates Items 1, 2 and 4 of Part I of the Original Filing, in each case, solely as a result of, and to reflect, the restatement and comments of the SEC, and no other information in the Original Filing is amended hereby. The foregoing items have not been updated to reflect other events occurring after the Original Filing or to modify or update those disclosures affected by subsequent events. In addition, pursuant to the rules of the SEC, Item 6 of Part II of the Original Filing has been amended to contain currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and are attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to this report.

Except for the foregoing amended information, this Form 10-Q/A continues to speak as of the dates of the Original Filing, and the Company has not updated the disclosures contained herein to reflect events that occurred at a later date. Other events occurring after the filings of the Original Filing or other disclosures necessary to reflect subsequent events will be addressed in any reports filed with the SEC subsequent to this filing.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	March 31, 2010	December 31, 2009
	(Unaudited) (As restated)	(As restated)
ASSETS
Current Assets
Cash	$ 21,367	$ 141,431
Due from government agency	1,064	1,033
Prepaid expenses and deposits (Note 7)	127,501	214,501

	$ 149,932	$ 356,965

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued liabilities	$ 584,767	$ 586,556
Research agreement obligations (Note 3)	71,601	45,676
Convertible note payable (Note 4)	350,000	203,021
Notes payable and secured loan (Note 4)	135,000	135,000
Due to related parties (Note 5)	101,400	16,100
	1,242,768	986,353
~~Commitments and Contingencies (Notes 1, 3 and 8)~~

Stockholders’ Deficit
Capital stock (Note 6)
Common stock, $0.001 par value, 150,000,000 shares authorized
39,076,674 shares issued and outstanding (2009 – 38,361,674)	39,077	38,362
Additional paid-in capital	~~25,783,462~~ 38,920,500	~~24,152,319~~ 37,289,357
Shares and warrants to be issued (Note 6)	52,573	513,733
Deficit accumulated during the development stage	~~(26,908,222)~~ (40,045,260)	~~(25,274,076)~~ (38,411,114)
Accumulated other comprehensive loss	(59,726)	(59,726)
	(1,092,836)	(629,388)

	$ 149,932	$ 356,965

RESTATEMENT (Note 1A)

Commitments and Contingencies (Notes 1, 3 and 8)

The accompanying notes are an integral part of these consolidated financial statements.

1

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31,		July 27, 1999 (inception) to March 31,
	2010 (As restated)	2009	2010 (As restated)

Expenses
Consulting fees	$ 12,000	$ 40,000	$ 1,783,206
Consulting fees – stock-based (Note 6)	863,698	-	4,655,515
Depreciation	-	1,868	213,227
General and administrative	15,966	23,333	2,424,422
Interest and finance charges (Note 4)	165,596	199,916	4,076,199
Management fees (Note 5)	69,300	75,642	2,263,777
Management fees – stock-based (Notes 5 and 6)	324,000	13,167	3,171,050
Professional fees	135,834	108,009	3,450,283
Research and development (Note 5)	43,273	24,381	5,460,665
Research and development – stock-based	-	-	612,000
	1,629,667	486,316	28,110,344

Net Loss Before Other Items	(1,629,667)	(486,316)	(28,110,344)

Other Items
Foreign exchange (loss) gain	(4,479)	33,898	40,111
~~Gain~~Loss on settlement of debt (Note 1A)	-	-	~~(1,134,066)~~ (12,002,972)
Interest income	-	-	33,344
Loss on disposal of assets	-	-	(5,399)

Net Loss for the Period	(1,634,146)	(452,418)	~~(26,908,222)~~ (40,045,260)

Deficit Accumulated During the Development Stage, beginning of period	~~(25,274,076)~~ (38,411,114)	(20,812,106)	-

Deficit Accumulated During the Development Stage, end of period	$~~(26,908,222)~~ (40,045,260)	$(21,264,524)	$~~(26,908,222)~~ (40,045,260)

Basic and Diluted Net Loss per Share	$ (0.04)	$ (0.19)

Weighted Average Number of Common Shares Outstanding	38,854,230	2,414,983

The accompanying notes are an integral part of these consolidated financial statements.

2

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31,	Three Months Ended March 31,	July 27, 1999 (inception) to March 31,
	2010	2009	2010 (As restated)

Cash Flows from Operating Activities
Net loss	$ (1,634,146)	$ (452,418)	$ ~~(26,908,222)~~ (40,045,260)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	-	1,868	213,228
Loss on settlement of debts	-	-	~~(1,134,066)~~ 12,002,972
Loss on disposal of assets	-	-	5,399
Non-cash interest and finance fees	146,979	153,340	3,695,068
Stock-based compensation	1,187,698	13,167	8,454,815
Changes in operating assets and liabilities:
Due from government agency	(31)	493	(1,064)
Prepaid expenses and receivables	(30,000)	9,520	(24,000)
Accounts payable and accrued liabilities	98,211	116,843	2,584,224
Research agreement obligations	25,925	(13,626)	289,732
Net Cash Used in Operating Activities	(205,364)	(170,813)	(12,824,886)

Cash Flows from Investing Activities
Purchase of furniture and equipment	-	-	(218,626)
Cash acquired on reverse acquisition	-	-	423,373
Net Cash Provided by Investing Activities	-	-	204,747

Cash Flows from Financing Activities
Issuance of common stock, net	-	-	9,622,125
Convertible notes	-	-	658,450
Notes and loans payable	-	120,000	919,845
Advances from related parties	85,300	54,567	1,441,086
Net Cash Provided by Financing Activities	85,300	174,567	12,641,506

Net (Decrease) Increase in Cash	(120,064)	3,754	21,367

Cash, Beginning of Period	141,431	987	-

Cash, End of Period	$ 21,367	$ 4,741	$ 21,367

Supplemental cash flow information and non-cash investing and financing activities: (refer to Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

3

TAPIMMUNE INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2010 (UNAUDITED)

NOTE 1A:  RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

We have restated our consolidated financial statements as of and for the fiscal year ended December 31, 2009 for changes to the Company’s accounting for debt settlement transactions. We had accounted for equity issuance in settlement of $3,181,206 of debt by estimating the fair value from third party debt settlements instead of the quoted market value of the stock. Additonally, in connection with the debt settlement, the Company issued 2,000,000 shares pursuant to a consulting services agreement using a block discount from the quoted value of the stock. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for debt settlement transactions should be reviewed. As a result, we reviewed GAAP guidance, which states that ‘a quoted market price in an active market is the best evidence of fair value and should be used as the basis for the measurement, if available.’ Based on this guidance, we have concluded that the difference of $13,137,038 between the fair value recognized using the quoted market price and the debt settled amounts should be recognized as loss on debt settlement.

The impact of the restatement on the consolidated financial statements as of and for the year ended December 31, 2009 and from July 27, 1999 (inception) to December 31, 2009 is shown in the following tables:

As reported		Adjustment	As restated
Balance sheet data — December 31, 2009
Additional paid-in capital	$24,152,319	$13,137,038	$37,289,357
Deficit accumulated during the development stage	(25,274,076)	(13,137,038)	(38,411,114)
Total stockholders’ equity	$(629,388)	$—	$(629,388)

As reported		Adjustment	As restated
Balance sheet data — March 31, 2010
Additional paid-in capital	$25,783,462	$13,137,038	$38,920,500
Deficit accumulated during the development stage	(26,908,222)	(13,137,038)	(40,045,260)
Total stockholders’ equity	$(1,092,836)	$—	$(1,092,836)

As reported		Adjustment	As restated
Consolidated Statement of Operations data From July 27, 1999 (inception) to March 31, 2010
Gain (loss) on settlement of debt	$1,134,066	$(13,137,038)	$(12,002,972)
NET LOSS	26,908,222	13,137,038	40,045,260

Consolidated Statement of Cash Flows data From July 27, 1999 (inception) to March 31, 2010
NET LOSS	$(26,908,222)	$(13,137,038)	$(40,045,260)
(Gain) loss on settlement of debt	(1,134,066)	13,137,038	12,002,972
NET CASH USED IN OPERATING ACTIVITIES	$(12,824,886)	$-	$(12,824,886)

4

NOTE 1: NATURE OF OPERATIONS

TapImmune Inc. (the “Company”), a Nevada corporation incorporated in 1992, is a development stage company which was formed for the purpose of building a biotechnology business specializing in the discovery and development of immunotherapeutics aimed at the treatment of cancer, and therapies for infectious diseases, autoimmune disorders and transplant tissue rejection.

Effective July 10, 2009 the Company executed a 1 for 10 reverse stock split reducing the authorized capital to 50,000,000 common shares with a $0.001 par value and 5,000,000 non-voting preferred shares with a $0.001 par value.  Unless specifically noted, all amounts have been retroactively restated to recognize the reverse stock splits (refer to Note 6).  Effective February 21, 2010, the Company increased its shares of common stock from 50,000,000 common shares to 150,000,000 common shares.  The Company maintained its authorized shares of preferred stock at 5,000,000.

Since inception, TapImmune and the University of British Columbia (“UBC”) have been parties to various Collaborative Research Agreements (“CRA”) appointing UBC to carry out development of the licensed technology and providing TapImmune the option to acquire the rights to commercialize any additional technologies developed within the CRA.  The lead product ~~candidate~~, now wholly owned and with no ongoing license or royalty, resulting from these license agreements is an immunotherapy vaccine, on which the Company has been completing pre-clinical work in anticipation of clinical trials.  Specifically, the Company has obtained and expanded on three U.S. and international patents, tested various viral vectors, licensed a viral vector and is working towards production of a clinical grade vaccine.  The Company plans to continue development of the lead product vaccine through to clinical trials in both oncology and infectious diseases alone or in partnership with other vaccine developers.

These consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As at March 31, 2010, the Company had a working capital and stockholders’ deficit of $1,092,836, and had incurred significant losses since inception.  Further losses are anticipated in the development stage raising substantial doubt as to the Company’s ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on raising additional capital to fund ongoing research and development, maintenance and protection of patents, accommodation from certain debt obligations and ultimately on generating future profitable operations.  Planned expenditures relating to future clinical trials of the Company’s immunotherapy vaccine will require significant additional funding.  The Company is dependent on future financings to fund ongoing research and development as well as working capital requirements.  The Company’s future capital requirements will depend on many factors including the rate and extent of scientific progress in its research and development programs, the timing, cost and scope involved in clinical trials, obtaining regulatory approvals, pursuing further patent protections and the timing and costs of commercialization activities.

Management is addressing going concern remediation through seeking new sources of capital, restructuring and retiring debt through conversion to equity and debt settlement arrangements with creditors, cost reduction programs and seeking possible joint venture participation.  Management’s plans are intended to return the company to financial stability and improve continuing operations.  The Company is continuing initiatives to raise capital through private placements, related party loans and other institutional sources to meet immediate working capital requirements.

The Company was able to substantially complete ongoing restructuring plans in the second half of 2009.  Additional funding and equity for debt settlements have retired notes payable and other debt obligations were satisfied.  Additional capital is required now to expand programs including pre-clinical work and to establish future manufacturing contracts necessary for clinical trials for the lead TAP (Transporters of Antigen Processing) vaccine and infectious disease adjuvant technology.  Strategic partnerships will be needed to continue the product development portfolio and fund development costs.  These measures, if successful, may contribute to reduce the risk of going concern uncertainties for the Company over the next twelve months.

There is no certainty that the Company will be able to raise sufficient funding to satisfy current debt obligations or to continue development of products to marketability.

5

NOTE 2: UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR AN INTERIM PERIOD

Basis of Presentation
In the opinion of management, the accompanying balance sheets and related interim statements of income and cash flows include all adjustments, consisting only of normal recurring items, necessary for their fair presentation in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).  Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses.  Examples include: valuation of the beneficial conversion feature of convertible debt and stock-based compensation.  Actual results and outcomes may differ from management’s estimates and assumptions.

Interim results are not necessarily indicative of results for a full year.  The information included in this quarterly report on Form 10-Q should be read in conjunction with information included in the Company’s annual report on Form 10-K filed on April 15, ~~2010,~~ 2010 with the U.S. Securities and Exchange Commission~~.~~ and as amended on Form 10-K/A on September [--], 2011.

NOTE 3: RESEARCH AGREEMENTS

Crucell Holland B.V. (“Crucell”) – Research License and Option Agreement
Effective August 7, 2003, Crucell and GPI entered into a five-year research license and option agreement whereby Crucell granted to GPI a non-exclusive worldwide license for the research use of its adenovirus technology.  The Company was required to make certain payments over the five-year term totaling Euro €450,000 (approximately $510,100).

At December 31, 2008, $243,598 (€172,801) was owing to Crucell under this agreement.  During the year ended December 31, 2009, management negotiated a settlement of the outstanding balance requiring a €17,000 cash payment (paid) and the issuance of 265,000 shares of the Company’s common stock (issued, refer to Note 6).

In addition, retroactively effective August 7, 2008, the Company negotiated an amended license agreement for the use of Crucell’s adenovirus technology.  The Company is required to make annual license payments on the anniversary of the effective date for the three year term equal to €75,000 per annum.  As at March 31, 2010, the Company had accrued $71,601 (€50,000) under the amended agreement.

NOTE 4: SHORT TERM DEBT

The following is a summary of debt instrument transactions that are relevant to the current and prior period:

	Face Value	Unamortized Note Discount	Balance at March 31, 2010	Balance at December 31, 2009

2009 Secured Debentures
Secured Notes, 30% interest, due October 4, 2009	$135,000	$-	$135,000	$135,000

In connection with the issuance of the Debentures, the Company entered into a Security Agreement with the Debenture holders secured by all of the Company’s assets, including the Company’s tangible assets and patents and patent applications, until there has been full compliance with the terms of the Debentures.

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In connection with the Debentures, the Company issued a total of 270,000 warrants which have a term of two years from the date of issuance.  Management estimated the fair value of these warrants to be $60,000 using the Black-Scholes pricing model.

At March 31, 2010, no repayment has been made to the principal amount and interest of $45,382 (December 31, 2009 - $35,396) has been accrued and included in accounts payable and accrued liabilities.

On August 31, 2009, the Company completed a convertible debenture financing of $350,000 issuing a convertible promissory note bearing interest at 10% per annum.  If not converted, the note was due on February 28, 2010.  The unpaid amount of principal and accrued interest can be converted at any time at the holder's option into shares of the Company's common stock at a price of $0.80 per share.

	Face Value	Unamortized Note Discount	Balance at March 31, 2010	Balance at December 31, 2009
2009 Convertible Debentures
Unsecured Convertible Note, 10% interest, due February 28, 2010	$350,000	$-	$350,000	$203,021

Under the terms of the debenture agreement, the note would automatically convert to equity if, during the term of the note, the Company received funding equal to or exceeding $2,000,000 through the sale of its shares of common stock or additional debt instruments that are converted into common stock during the term of the debenture.  If the Company did not receive $2,000,000 additional funding by the end of the term the holders may convert the debentures into 3,500,000 common shares of the Company or get repaid in full.

The Company recognized the embedded beneficial conversion feature of $139,571 as additional paid-in capital as the convertible notes were issued with an intrinsic value conversion feature.  Additionally, the Company issued 437,500 non-transferable and registerable share purchase warrants.  Management estimated the fair value of the warrants to be $210,429 as the relative fair value of the warrants and beneficial conversion feature together is limited to the face value of the loan.

At March 31, 2010, no repayment has been made to the principal amount and interest of $20,329 (December 31, 2009 - $11,699) has been accrued and included in accounts payable and accrued liabilities.

NOTE 5: RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2010, the Company entered into transactions with certain officers and directors of the Company as follows:

incurred $69,300 (2009 - $75,642) in management fees and $18,000 (2009 - $Nil) in research and development paid to officers and directors during the period;
recorded $324,000 (2009 - $13,167) in stock based compensation for the fair value of options granted to management that were granted and or vested during the period;

incurred $Nil (2009 - $37,828) in interest and finance charges on promissory notes due to related parties during the period, which were settled in conection with an equity issuance effective June 4, 2009; and

incurred $Nil (2009 - $130,051) in interest and finance charges related to an agreement to issue warrants in connection with extending the terms of the promissory notes due to related parties during the period.

All related party transactions (other than stock based consideration) involving provision of services were recorded at the exchange amount, which is  the amount established and agreed to by the related parties as representing fair value.  ~~The Company accounted for the debt settlement transactions with related parties at management’s estimate of fair value, which is evidenced by settlements between arms length parties.~~

At March 31, 2010, the Company had amounts owing to directors and officers of $101,400 (December 31, 2009 - $16,100).  These amounts were in the normal course of operations.  Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

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NOTE 6: CAPITAL STOCK

Share Capital
Prior to March 27, 2007, the authorized capital of the Company consisted of 500,000,000 common shares with $0.001 par value and 5,000,000 non-voting preferred shares with $0.001 par value.  On March 27, 2007, the Company’s Articles of Incorporation were amended to increase the authorized shares of common stock from 20,000,000 shares of common stock to 80,000,000 shares of common stock, and on January 22, 2009 the authorized shares of common stock increased from 80,000,000 shares of common stock to 500,000,000 shares of common stock.  Effective July 10, 2009, the Company executed a further 1 for 10 reverse stock split while simultaneously reducing the authorized shares of common stock to 50,000,000 common shares with a $0.001 par value and maintaining 5,000,000 non-voting preferred shares with a $0.001 par value.  Effective February 21, 2010, the Company increased its authorized shares of common stock from 50,000,000 common shares to 150,000,000 common shares.  The Company maintained its authorized shares of preferred stock at 5,000,000.

All prior period share transactions included in the company’s stock transactions and balances have been retroactively restated to give effect to the 1 for 10 reverse stock split noted above.

2010 Share Transactions
On January 28, 2010, the Company issued 250,000 shares of its restricted common stock pursuant to a consulting services agreement.  At the time of issuance the shares had a fair value of $0.52 per share, as quoted in an observable market, and $130,000 was recorded as stock-based consulting fees.

On January 28, 2010, the Company issued 100,000 shares of its restricted common stock pursuant to a consulting services agreement.  At the time of issuance the shares had a fair value of $0.52 per share, as quoted in an observable market, and $52,000 was recorded as stock-based consulting fees.

On January 28, 2010, the Company issued 100,000 shares of its restricted common stock pursuant to a consulting services agreement.  At the time of issuance the shares had a fair value of $0.52 per share and $52,000 was recorded as stock-based consulting fees.

On January 28, 2010, the Company issued 265,000 shares of its restricted common stock pursuant to a debt settlement agreement (refer to Note 3).

Stock Compensation Plan
On June 8, 2007, the Board of Directors of the Company approved the adoption of a stock option plan (the “2007 Plan”) allowing for the granting of up to 640,000 options to directors, officers, employees and consultants of the Company and its subsidiaries.  On October 14, 2009, the Company adopted the 2009 Stock Incentive Plan (the “2009 Plan”) which supersedes and replaces the 2007 Stock Plan.  The 2009 Plan allows for the issuance of up to 10,000,000 common shares.  Options granted under the Plan shall be at prices and for terms as determined by the Board of Directors.

On June 8, 2007, a total of 632,000 stock options were granted at an exercise price of $2.50 per share.  The term of these options is ten years.  Of the 632,000 options granted, 310,000 vested upon grant, 242,000 vested in one year, 40,000 vested in two years and 40,000 vested in three years.  The aggregate fair value of these options was estimated at $1,179,600, or $1.90 per option, using the Black-Scholes option pricing model with a risk free interest rate of 5.26%, a dividend yield of 0%, an expected volatility of 83%, and expected life of 5 years for the options vesting immediately, 4 years for the options vesting in one year, 3 years for the options vesting in two years, and 2 years for the options vesting in three years.  The earned portion of the value of these options during the three months ended March 31, 2010 was $Nil (2009 - $13,167) which was recorded as stock based management fees.

On October 14, 2009, the Company granted a total of 3,326,000 stock options at an exercise price of $0.97 per share to consultants and management, of which 1,913,000 vested immediately and the remaining 1,413,000 vest in one year.  The term of the options is ten years.  Additionally, on October 14, 2009, the Company approved the repricing of certain stock options issued to consultants and management.  Options with an exercise price of $2.50 were repriced to $0.97 per share and the aggregate fair value of the repriced options is $5,840.  The aggregate fair value of the new grants was estimated at $3,192,960, or $0.96 per option, using the Black-Scholes option pricing model with a risk free interest rate of 2.36%, a dividend yield of 0%, an expected volatility of 236%, and an expected life of 5 years.  The expensed portion of the value of these options during the three months ended March 31, 2010 was $339,120 (2009 - $Nil) which was recorded as stock based consulting and management fees.

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A summary of the Company’s stock options as of March 31, 2010 and changes during the period is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2009	3,618,000	$0.97	9.60
Issued	-	-	-
Cancelled	-	-	-

Balance, March 31, 2010 (Unaudited)	3,618,000	$0.97	9.35

A summary of the status of the Company’s unvested options as of March 31, 2010 is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value

Unvested, December 31, 2009	1,413,000	$0.97
Vested	-	-
Cancelled	-	-

Unvested, March 31, 2010 (Unaudited)	1,413,000	$0.97

Share Purchase Warrants
On January 19, 2010, the Company issued 600,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share for an exercise period of up to three years from the issuance date, and 600,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.60 per share and for an exercise period of up to three years from the issuance date.  The warrants were issued pursuant to a consulting services agreement.  The fair value of these warrants was determined to be $648,000, using the Black-Scholes option pricing model with an expected life of 3 years, a risk free interest rate of 1.38%, a dividend yield of 0%, and an expected volatility of 235%.

On February 8, 2010, the Company issued 750,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share and for an exercise period of up to five years from the issuance date.  The warrants were issued pursuant to a debt settlement agreement.  The fair value of these warrants was determined to be $~~63,835,~~100,000, equal to the amount of debt being settled.

A summary of the Company’s stock purchase warrants as of March 31, 2010 and changes during the period is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2009	4,112,800	$1.19	3.71
Issued	1,950,000	0.53	3.77
Exercised, cancelled or expired	-	-	-

Balance, March 31, 2010 (Unaudited)	6,062,800	$0.98	3.51

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NOTE 7: SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

As of March 31, 2010, the prepaid portion of the fair value of shares issued pursuant to consulting services agreements was $97,501 (December 31, 2009 - $214,501).

During the period, $~~63,835~~100,000 of accounts payable was settled by the issuance of 750,000 share purchase warrants, exercisable at $0.50 per share for a 5 year period. (~~refer to~~ Note 6)~~.~~

~~Persuant~~Pursuant to a consulting arrangement entered into during the period, the Company issued 600,000 share purchase warrants with an exercise price of $0.50 per share and 600,000 share purchase warrants with an excerise price of $0.60 per share exercisable for a three year period. (~~refer to~~ Note 6)~~.~~

	Three Months Ended March 31,
	2010	2009

Interest paid	$-	$-
Income taxes paid	$-	$-

NOTE 8: CONTINGENCY AND COMMITMENTS

Contingency
The Company has not filed income tax returns for several years in certain operating jurisdictions, and may be subject to possible compliance penalties and interest.  Management is currently not able to make a reliably measurable provision for possible liability for penalties and interest, if any, at this time, and the Company may be liable for such amounts upon assessment.  Penalties and interest, if assessed in the future, will be recorded in the period such amounts are determinable.

Commitment
Effective December 10, 2009, the Company entered into a twelve month public relations retainer agreement.  Pursuant to the terms of the agreement, the Company agreed to: (i) pay a monthly fee of $6,500 through November 30, 2010, (ii) issue 200,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share and for an exercise period of up to five years from the issuance date (issued), and (iii) issue 200,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.60 per share for an exercise period of up to five years from the issuance date (issued).  The fair value of these warrants was determined to be $204,000 using the Black-Scholes option pricing model.

Operating Lease
On June 22, 2009, the Company entered into a one year office lease in Bellevue, Washington commencing on July 1, 2009.  The terms of the lease require the Company to make minimum monthly payments of $2,654 per month.

Combined Research and Operating Obligations
The Company has obligations under various agreements through November 30, 2010.  The aggregate minimum annual payments for the years ending March 31 is as follows:

2011	$161,055
2012	101,093
2013	101,093
$363,241

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NOTE 9: SUBSEQUENT EVENTS

On May 4, 2010 the Company entered into a debt settlement agreement.  Pursuant to the terms of the agreement the Company issued 361,648 restricted common shares in settlement of an outstanding amount of $~~126,577~~90,412 and agreed to pay $85,000 towards the remaining outstanding balance.

On May 4, 2010 the Company issued 687,305 restricted common shares pursuant to the conversion of the 2009 secured debentures with a face value of $135,000 plus accrued interest of approximately $31,392.

On May 17, 2010, the Company entered into a securities purchase agreement to place Senior Secured Convertible Notes (the “Notes”) with a face value of $1,530,000 and a maturity date of May 17, 2011, in exchange for $925,000 in cash and the cancelation of an outstanding convertible debenture in the amount of $350,000.  The Notes are original issue discount notes and bear no interest except in a case of default in which case they bear an interest of 18%.  The principal and any interest due on the Notes are due in equal monthly installment dates starting four months from the Closing Date.  Subject to the satisfaction of certain conditions including the effectiveness of a registration statement and certain minimums on the amount and value of the shares of the Company’s common stock sold on the Over-the-Counter Bulletin Board, the Company may elect to pay amounts due on any installment date in either cash or shares of its common stock.  Any shares of common stock that the Company issues for a payment on an installment date will be issued at price which is the lesser of $.30 or 85% of the average volume-weighted average price of its common stock on the Over-the-Counter Bulletin Board over the prior twenty trading days.  The holders may convert the Notes into shares of the Company’s common stock at a conversion price of $0.30 at any time which upon full conversion of the Notes would result in the issuance of 5,100,000 shares of common stock.  In connection with the issuance of the Notes, the Company issued Series A Warrants to purchase fully paid and nonassessable shares of its common stock, Series B Warrants to purchase fully paid and nonassessable shares of its common stock and Series C Warrants to purchase fully paid and nonassessable shares of its common stock (together, the “Warrants”).  The initial exercise price of the Series A Warrants is $0.30 per share, and such warrants are exercisable into 6,375,000 shares of common stock in the aggregate.  The initial exercise price of the Series B Warrants is $0.30 per share, and such warrants are exercisable into 5,100,000 shares of common stock in the aggregate.  The initial exercise price of the Series C Warrants is $.30 per share, and such warrants are exercisable into 6,375,000 shares of common stock.  The Notes and each series of the Warrants contain full-ratchet and other anti-dilution protections.  The Company also entered into a Security Agreement to secure payment and performance of its obligations under the Notes pursuant to which it granted the investors a security interest in all of its assets.  In addition, the Company engaged a placement agent with respect to the Transaction.  Accordingly, as consideration for the placement agent’s services, the placement agent received compensation equal to $64,000 and 400,000 Series A Warrants, 320,000 Series B Warrants and 400,000 Series C Warrants, respectively.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This quarterly report on Form 10-Q contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, that involve risks and uncertainties.  All statements other than statements relating to historical matters including statements to the effect that we “believe”, “expect”, “anticipate”, “plan”, “target”, “intend” and similar expressions should be considered forward-looking statements.  Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of important factors, including factors discussed in this section and elsewhere in this quarterly report on Form 10-Q, and the risks discussed in our other filings with the Securities and Exchange Commission.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis, judgment, belief or expectation only as the date hereof.  We assume no obligation to update these forward-looking statements to reflect events or circumstance that arise after the date hereof.

As used in this quarterly report: (i) the terms “we”, “us”, “our”, “TapImmune” and the “Company” mean TapImmune Inc. and its wholly owned subsidiary, GeneMax Pharmaceuticals Inc. which wholly owns GeneMax Pharmaceuticals Canada Inc., unless the context otherwise requires; (ii) “SEC” refers to the Securities and Exchange Commission; (iii) “Securities Act” refers to the Securities Act of 1933, as amended; (iv) “Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and (v) all dollar amounts refer to United States dollars unless otherwise indicated.

The following should be read in conjunction with our unaudited consolidated interim financial statements and related notes for the three months ended March 31, 2010 included in this quarterly report, as well as our Annual Report on Form 10-K, as amended, for the year ended December 31, 2009.

Overview
We are a biotechnology company whose strategic vision is to develop and market products specializing in the application of discoveries in cellular and molecular immunology and cancer biology to the development of proprietary therapeutics aimed at the treatment and eradication of cancer and prevention of infectious diseases.  Our technologies are based on an understanding of the function of a protein pump known as “TAP”, which is located within cells and which is essential to the processing of foreign (microbial) or autologous antigens, and subsequent presentation to the immune system for eradication of the cancer or infected cell.  We currently have none of our product candidates on the market and are focusing on the development and testing of our product candidates.

The current standard therapies for cancer treatment include surgery, radiation therapy and chemotherapy.  However, we believe that these treatments are not precise in targeting only cancerous cells and often fail to remove or destroy all of the cancer.  The remaining cancer cells may then grow into new tumors, which can be resistant to further chemotherapy or radiation, which may result in death.  In the United States, deaths from cancer are second only to cardiovascular deaths.

The Immunotherapy Industry for Cancer
Management believes that there is a critical need for more effective cancer therapies.  Management further believes that the global market for effective cancer treatments is large, and that immunotherapies representing potential treatments for metastatic cancer are an unmet need in the area of oncology.

The human immune system appears to have the potential to clear cancers from the body, based on clinical observations that some tumors spontaneously regress when the immune system is activated.  Most cancers are not very “immunogenic”, however, meaning that the cancers are not able to induce an immune response because they no longer express sufficient levels of key proteins on their cell surface, known as Major Histocompatability Class I or MHC Class I proteins.  In healthy cells, these proteins provide the information to the immune system that defines whether the cell is healthy or, in the case of cancer or viral infection, abnormal.  If the MHC Class I proteins signal that the cells are abnormal, then the immune system’s T-cells are activated to attack and kill the infected or malignant cell.

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In many solid cancer tumors, the TAP protein system does not function and, therefore, the immune system is not stimulated to attack the cancer.  Management believes that although a number of cancer therapies have been developed that stimulate the immune system, these approaches have often proven ineffective because the cancers remain invisible to the immune system due to this apparent lack of or low expression of the TAP protein.

By restoring TAP expression to TAP-deficient cells, the MHC Class I protein peptide complexes could signal the immune system to attack the cancer.  The strategic vision of TapImmune is to be a product-driven biotechnology company, focusing primarily on use of its patented TAP technology to restore the TAP function within cancerous cells, thus making them immunogenic, or more “visible” to cancer fighting immune cells.  Management believes that this cancer vaccine strategy will provide the most viable therapeutic approach that addresses this problem of “non-immunogenicity” of cancer.  Management believes that this therapy may have a strong competitive advantage over other cancer therapies, since restoring the TAP protein will direct the immune system to specifically target the cancerous cells without damaging healthy tissue.

As a key part of its overall strategy, and with adequate funding, the company is pursuing the development of prophylactic vaccines against infectious microbes and will also do so in partnership with other vaccine developers.  The company intends to develop the TAP technology for use as a vaccine that restores normal immune recognition for the treatment of cancer and supplements immune recognition for the development of prophylactic vaccines.

TapImmune’s Target Market Strategy
With the required funding in place, we will support and expand on our key infectious disease partnerships, including our recently announced collaboration effort with Aeras TB Foundation.  We will also continue product development in oncology either alone ~~or~~ with corporate partners.  Cancer encompasses a large number of diseases that affect many different parts of the human body.  The diversity of cancer types and their overall prevalence create a large need for new and improved treatments.  Management believes that there is a significant market opportunity for a cancer treatment that utilizes the highly specific defense mechanisms of the immune system to attack cancers.  Research & Markets (Global Vaccine Market Outlook 2007 – 2010) estimated that the market for cancer vaccines could reach approximately $6 billion in 2010.  IMS has estimated that the cancer market will mushroom from $48 billion to $75 billion in 2012 with biopharma companies anticipating that cancer vaccines will grab a large slice of the market (Fierch Biotech, March 23, 2010).  The goal of TapImmune management is to have the FDA approve our cancer vaccines within the next few years so that we can secure a portion of this market.

Management also believes that our prophylactic vaccine adjuvant will improve the creation of new vaccines and enhance the efficacy of current vaccines.  It will be a key business development strategy to pursue additional partnerships and joint research and development ventures with vaccine manufacturers and pharmaceutical companies to bring new and improved vaccines to market.  This strategy includes the development of vaccines for pandemic diseases and for bioterrorism threats. The market for prophylactic vaccines is around $6 billion and is expected to reach $11 billion in 2010 (Frost & Sullivan).  Management believes that our adjuvant will increase the potency of many of the currently available vaccines and lead to the creation of better, more effective new vaccines, thereby allowing us to participate in this large market through novel new products and in combination with existing vaccines.

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Research and Development Efforts
We direct our research and development efforts towards the development of immunotherapeutic and prophylactic vaccine products for the treatment of cancer and protection against pathogenic microbes respectively, using our proprietary TAP technology.  We have focused our efforts initially on the development of a therapeutic vaccine for applications in cancer treatment while demonstrating the breadth of the TAP technology for the development of prophylactic vaccines and its ability to complement currently approved and emerging products in both cancer therapeutics and prophylactic vaccines against microbes.  This approach allows us to pursue our own internal product development while positioning us to enter into multiple partnerships and licensing agreements.  Our first generation TAP vaccines that have been used in animal preclinical studies are based on insertion of TAP genes into a proprietary modified adeno virus vector.  For clinical studies~~,~~ we plan to have this product manufactured using the PerC6 cell line licensed from Crucell Holland B.V. (“Crucell”).  We have an opportunity to take advantage of our potential partners’ capabilities while reducing our overhead costs.  Our relationship with the University of British Columbia (“UBC”) allowed us to conduct contract research and development by employing highly skilled scientists at UBC.  The research and development team performed the basic research on the biological function of TAP and related licensed technology as well as preclinical animal studies in cancer and infectious diseases.  Moving into the development phase, we plan to initiate a contract with a qualified CRO (contract research organization), for the production of clinical grade vaccine product to be used in preclinical and clinical studies that require production facilities with Good Manufacturing Practices (“GMP”) and Good Laboratory Practices (“GLP”) certification.  We will also plan to rely on our new partnership with Aeras to demonstrate the use of TAP in a new TB vaccine candidate.  Second generation vaccines using TAP-encoding DNA plasmids will also be developed.

Products and Technology in Development

TAP Cancer Vaccine
We previously developed our TAP Cancer Vaccine at the UBC Biomedical Research Centre under an agreement we refer to in this report as our “Collaborative Research Agreement”.  This therapeutic cancer vaccine candidate, to be tested in preclinical toxicology studies, will, if successfully developed, include the patented use of the TAP-1 gene to restore the TAP protein, with the objective being to develop the TAP technology as a therapeutic cancer vaccine that will restore the normal immune recognition of cancer cells.  The TAP Cancer Vaccine will be targeted at those cancers that are deficient in the TAP protein, which include breast cancer, prostate cancer, lung cancer, liver cancer, melanoma, renal cancer and colorectal cancer.

Management believes that the TAP Cancer Vaccine will deliver the genetic information required for the production of the TAP protein in the target cancer cell.  This will trigger the cancer cell’s ability to effectively identify itself to the body’s immune system by transporting the cancer antigen peptides to the cell surface using the individual’s specific MHC Class I proteins.  As a result, we believe that the immune response could be targeted to the entire repertoire of cancer antigen peptides produced by the cancer cell, rather than just to a single cancer antigen, as delivered by current cancer vaccines.  The TAP Cancer Vaccine could allow the immune response to respond to the cancer even if the TAP protein and genetic information were only delivered to a small portion of the cancer cells.  In addition, the TAP Cancer Vaccine would generate an immune response to any TAP-deficient cancer, regardless of the patient’s individual genetic variability either in the MHC Class I proteins or in the cancer-specific proteins and resultant peptides.

In general, a “cancer vaccine” is a therapy whose goal is to stimulate the immune system to attack tumors.  Management believes that most current cancer vaccines contain either cancer-specific proteins that directly activate the immune system or contain genetic information, such as DNA, that encodes these cancer-specific proteins.  Management believes that there are a number of key conditions that must be met before a cancer vaccine can be effective in generating a therapeutic immune response: (i) the cancer antigen peptide delivered by the vaccine has to be recognized by the immune system as “abnormal” or “foreign” in order to generate a strong and specific T-cell response; (ii) the same cancer antigen peptide has to be displayed on the surface of the cancer cells in association with the MHC Class I proteins; and (iii) these cancer antigen peptides then have to be sufficiently different from normal proteins in order to generate a strong anti-tumor response.

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If these conditions are all met, then management believes that such cancer vaccines should generate a sufficiently strong immune response to kill the cancer cells.  However, the identification of suitable cancer-specific antigen proteins to use in these therapeutic vaccines has proven extremely complex.  In addition, the MHC Class I proteins are highly variable, with over 100 different types in humans and, as a result, any one-cancer antigen peptide will not produce an immune response for all individuals.  Cancers are “genetically unstable” and their proteins are highly variable, so that the selected cancer antigen protein may result in the immune system only attacking a small subset of the cancerous cells.

Laboratory Testing of the TAP Cancer Vaccine
We have completed small animal pre-clinical animal testing of our TAP Cancer Vaccine to the extent that is required as a prerequisite for further preclinical toxicology analysis and Investigational New Drug (or “IND”) application to the FDA.  The pre-clinical testing of the TAP Cancer Vaccine to date included the evaluation of several strains of vaccinia and adenovirus vectors to assess their respective ability to deliver the correct genetic information allowing expression of the TAP protein in tumors, the selection and licensing of the vector from Crucell and the identification and entering into an agreement, that we refer to in this report as our “Production Services Agreement”, with a CRO, a GMP manufacturer, for subsequent production of the TAP Cancer Vaccine.  We have to complete the performance of toxicology studies using the TAP Cancer Vaccine on at least two animal species to confirm its non-toxicity.  In addition, we must complete initial vaccine production, and develop internal and external clinical trials, support personnel and infrastructure before commencing clinical trials.

Once the formal pre-clinical testing is completed, we intend to compile and summarize the data and submit it to the United States Federal Drug Administration (or “FDA”) and/or the Canadian Health Canada (or “HC”), and/or other national regulatory agencies, in the form of an investigational new drug application.  We anticipate that these applications would include data on vaccine production, animal studies and toxicology studies, as well as proposed protocols for the Phase I human clinical trials, described below.

Phase I Human Clinical Trials
Management believes that, subject to the completion of remaining pre-clinical work and financing, estimated at approximately $5,000,000, the Phase I human clinical trials could commence in 2011 depending on how quickly funding or an appropriate partnership is in place.  The Phase I human clinical trials will be designed to provide data on the safety of the TAP Cancer Vaccine when used alone or as a component of a cancer vaccine in humans.  If the latter strategy is employed the clinical trial design and specific cancer indication will be dependent upon the collaboration.

Clinical trials to support new drug applications are typically conducted in three sequential phases, although the phases may overlap.  During Phase I there is an initial introduction of the therapeutic candidate into healthy human subjects or patients.  The drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses.  Phase II usually involves studies in a limited patient population to assess the clinical activity of the drug in specific targeted indications, assess dosage tolerance and optimal dosage and continue to identify possible adverse effects and safety risks.  If the therapeutic candidate is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites.

Infectious Disease Application for “TAP” Adjuvant
TapImmune plans to develop or license out our technology for the creation of enhanced viral vaccines, such as for smallpox and others, based on our findings that TAP can augment immune responses.  We have presented data showing that increasing TAP expression in TAP-competent antigen presenting cells (APCs) and/or virus infected cells increases the antigenic peptide associated with MHC class I expression on the cell surface, and leads to increased specific T cell-mediated immune responses.  We believe this technology can add great value to the creation of new vaccines and enhance those that already exist.  Our collaboration with Aeras TB Foundation is evidence of this and we will continue to pursue additional partnerships and collaborations as a key strategy to expand our R&D program to optimize resources and to reduce costs and development Times.

15

Strategic Relationships

University of British Columbia Agreement
We had conducted our research and development at the University of British Columbia (“UBC”) under a Collaborative Research Agreement (“CRA”), however, as a consequence of our Option and Settlement Agreement with UBC, we presently plan to contract out our research and development and continue to contract out clinical grade production of our TAP based vaccines.  In addition, we have an option on any improvements or related TAP technologies coming out of UBC.

Crucell Holland B.V. Research License and Option Agreement
Effective August 7, 2003, we entered into a five-year research license and option agreement with Crucell Holland B.V. (“Crucell”), whereby Crucell granted us a non-exclusive worldwide license for the research use of its packaging cell (PerC6) technology.  We were required to make certain payments over the five-year term totaling Euro €450,000 (approximately $510,100).  The license was dormant with an outstanding balance owing of 170,000 Euro ($248,938) that was included in research obligations.  Management has completed a settlement for the remaining balance including a €17,000 cash payment and the issuance of 265,000 shares of the Company’s restricted common stock.

Effective August 7, 2008, we negotiated an amended license agreement for the use of Crucell’s adenovirus technology.  We are required to make annual license payments on the anniversary of the effective date for the three year term equal to €75,000 per annum.  As at March 31, 2010, we have accrued $71,601 (€50,000) under the amended agreement.

National Institute of Allergy and Infectious Diseases
We signed a License Agreement with the National Institute of Health (USA) for the use of the Modified Vaccinia Ankora (MVA) virus for the development of vaccines.  We will continue to license this technology for the development of prophylactic vaccines against infectious diseases.  Under the terms of this agreement~~,~~ we are required to pay a royalty of $2,500 per year.  This license is expected to be renegotiated pending adequate funding.

Other Technology
On February 16, 2004, we added to our technology portfolio by expanding the License Agreement (now assigned under the purchase agreement) with UBC to include a technological method that identifies agonists or antagonists antigen presentation to the immune system by normal and cancerous cells.  Management believes that this technology can be used to screen and select new drugs that regulate immune responses.

Intellectual Property, Patents and Trademarks
Patents and other proprietary rights are vital to our business operations.  We protect our technology through various United States and foreign patent filings, and maintain trade secrets that we own.  Our policy is to seek appropriate patent protection both in the United States and abroad for its proprietary technologies and products.  We require each of our employees, consultants and advisors to execute a confidentiality agreement upon the commencement of any employment, consulting or advisory relationship with us.  Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not be disclosed to third parties except in specified circumstances.  In the case of employees, the agreements provide that all inventions conceived of by an employee shall be our exclusive property.

Patent applications in the United States are maintained in secrecy until patents are issued.  There can be no assurance that our patents, and any patents that may be issued to us in the future, will afford protection against competitors with similar technology.  In addition, no assurances can be given that the patents issued to us will not be infringed upon or designed around by others or that others will not obtain patents that we would need to license or design around.  If the courts uphold existing or future patents containing broad claims over technology used by us, the holders of such patents could require us to obtain licenses to use such technology.

Pursuant to the acquisition agreement with UBC, we acquired the portfolio of intellectual property as follows:

16

Method of Enhancing Expression of MHC Class I Molecules Bearing Endogenous Peptides
On March 26, 2002, the United States Patent and Trademark Office issued US Patent No. 6,361,770 to UBC for the use of TAP-1 as an immunotherapy against all cancers.  The patent is titled “Method of Enhancing Expression of MHC Class I Molecules Bearing Endogenous Peptides” and provides comprehensive protection and coverage to both in vivo and ex vivo applications of TAP-1 as a therapeutic against all cancers with a variety of delivery mechanisms.  The inventors were Dr. Jefferies, Dr. Reinhard Gabathuler, Dr. Gerassinmoes Kolaitis and Dr. Gregor S.D. Reid, who collectively assigned the patent to UBC under an assignment agreement.  The patent expires March 23, 2014.  We have pending applications for patent protection for this patent in Europe and in Japan.

Method of Enhancing an Immune Response
U.S. patent No. 7,378,087, issued May 27 2008.  The patent claims relate to methods for enhancing the immune response to tumor cells by introducing the TAP molecule into the infected cells.  Patent applications are pending on other aspects of the company’s technology.  The inventors were Jefferies, Wilfred A.; Zhang, Qian-Jin; Chen, Susan Shu-Ping; Alimonti, Judie B., who collectively assigned the patent to UBC under an assignment agreement.

Method of Identifying MHC Class I Restricted Antigens Endogenously Processed by a Secretory Pathway
On August 11, 1998, the U.S. Patent and Trademark Office issued US Patent No. 5,792,604 to UBC, being a patent for the use of bioengineered cell lines to measure the output of the MHC Class I restricted antigen presentation pathway as a way to screen for immunomodulating drugs.  The patent is titled “Method of Identifying MHC Class I Restricted Antigens Endogenously Processed by a Secretory Pathway.”  This patent covers the assay which can identify compounds capable of modulating the immune system.  The inventors were Dr. Jefferies, Dr. Gabathuler, Dr. Kolaitis and Dr. Reid, who collectively assigned the patent to UBC under an assignment agreement.  The patent expires on March 12, 2016.  We have been granted patent protection for this patent in Finland, France, Germany, Italy, Sweden Switzerland and the United Kingdom, and have applied for patent protection in Canada and Japan.

TAP Vaccines and other filings
Patent applications have been filed by TapImmune and UBC in respect of our technologies and those currently under assignment.  In December 2006, January, November, and December 2007 we made additional filings as continuations or new filings with regard to the same technologies as well as their applications in infectious diseases.  We intend to continue to work with UBC to file additional patent applications with respect to any novel aspects of our technology to further protect our intellectual property portfolio.  As disclosed in previous filings, additional patents have been acquired under the execution of the option agreement.  An invention that describes the use of bio-acceptable substances to promote the transcription of the TAP-1 gene in TAP-1 expression-deficient cells was filed in July 2009.  The patent is entitled “HAT acetylation promoters and uses of compositions thereof in promoting immunogenicity”.

Our Financial Condition
During the next 12 months, we anticipate that we will not generate any revenue.  We had cash of $21,367 and a working capital deficit of $1,092,836 at March 31, 2010.  We will require significant additional financial resources and will be dependant on future financings to fund our ongoing research and development as well as other working capital requirements.

Plan of Operation and Funding
Management believes that as a result of a significant debt settlement and restructuring in July 2009, ~~we are~~the Company is well positioned and ~~have~~has a balance sheet that has been restructured to make it possible to go to the equity market to raise the estimated $5,000,000 necessary over the next two years for expenses associated with the balance of pre-clinical development and completion of toxicology trials for the TAP Cancer Vaccine and prophylactic vaccine development and for various operating expenses.

2008 and 2009 were very challenging years in the capital markets.  We were however able secure over $1,000,000 enabling us to complete our restructure, ensure our important patent work continued along and pursue our business development initiatives.  These initiatives resulted in a collaboration agreement with Aeras Global Tuberculosis Foundation and a new license agreement with Crucell Holland, giving us access to a best of breed technology and the necessary components to improve the possible outcome in our vaccine manufacturing process.

17

Over the last two years, we have been working diligently on finding partners that we believe we can work closely with to form collaborative arrangements that will be mutually beneficial.  On February 1, 2010, we announced our collaboration intent with Aeras Global TB Foundation.  Aeras, a leading non-profit Product Development Partnerships, is dedicated to the development of effective tuberculosis (TB) vaccine regimens that will prevent tuberculosis in all age groups and will be affordable, available and adopted worldwide.

According to the World Health Organization (WHO), in 2007 there were an estimated 13.7 million chronic active cases of TB, 9.3 million new cases, and 1.8 million deaths from TB, mostly in developing countries.

Aeras Global TB Vaccine Foundation and TapImmune have entered into an R&D collaboration effort with an overall goal to evaluate the efficacy of TAP in concert with novel TB vaccine candidates.  Aeras is based in Rockville, Maryland, where it operates a state-of-the-art manufacturing and laboratory facility.

We have identified additional partnership opportunities and encourage shareholders to keep an eye on our news in the coming months.  The scope of these kinds of collaborations cannot be emphasized enough.  World class institutions have identified the uniqueness and the potential of our technology platform and the opportunities we are pursuing.

We have not generated any cash flows from operations to fund our operations and activities due primarily to the nature of lengthy product development cycles that are normal to the biotech industry.  Therefore, we must raise additional funds in the future to continue operations.  We intend to finance our operating expenses with further issuances of common stock and/or debt.  Although we do not currently have funds to continue operations for more than four months, we believe that future investment, if successful, should be adequate to fund our operations over the next 24 months.  Thereafter, we expect we will need to raise additional capital to meet long-term operating requirements.  Our future success and viability are dependent on our ability to raise additional capital through further private offerings of our stock or loans from private investors.  Additional financing may not be available upon acceptable terms, or at all.  If adequate funds are not available or not available on acceptable terms, we may not be able to conduct our proposed business operations successfully, which could significantly and materially restrict or delay our overall business operations.

Results of Operations

Three Months Ended March 31, 2010 Compared to Three Months Ended March 31, 2009
We are a development stage company.  We recorded a net loss of $1,634,146 during the three months ended March 31, 2010 compared to $452,418 for the three months ended March 31, 2009.

Operating costs increased to $1,629,667 during the three months ended March 31, 2010 compared to $486,316 in the prior period.  Significant changes in operating expenses are outlined as follows:
●
Consulting fees decreased to $12,000 during the three months ended March 31, 2010 from $40,000 during the prior period, due primarily to business development services relating to debt restructuring that were in place during the prior period.

●
Consulting fees – stock-based increased to $863,698 during the three months ended March 31, 2010 from $Nil during the prior period.  The current period expense consists of the fair value of option, stock and warrant grants earned during the period.

●
General and administrative expenses decreased to $15,596 in the three months ended March 31, 2010 from $23,333 in the prior period, with the decrease resulting primarily from a reduction in operations in the current period.

●
Interest and finance charges decreased to $165,596 during the three months ended March 31, 2010 from $199,916 during the prior period.  Current and prior period interest charges are primarily accretion of interest and the fair value of warrants issued with promissory notes.

●
Management fees decreased to $69,300 during the three months ended March 31, 2010 from $75,642 during the prior period.  Our Board of Directors and management were reorganized during the prior year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

●
Management fees – stock-based increased to $324,000 during the three months ended March 31, 2010 from $13,167 during the prior period.  The current and prior period expense consists of the fair value of option grants earned during the period.

18

●
Professional fees increased to $135,834 during the three months ended March 31, 2010 from $108,009 during the prior period, due to significant activity relating to financing and debt restructuring in the current period.

●
Research and development increased to $43,273 during the three months ended March 31, 2010 from $24,381 during the prior period.  Our Board of Directors and management were reorganized during the year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

Foreign exchange loss increased to $4,479 during the three months ended March 31, 2010 from a gain of $33,898 in the prior period.

Our net loss for the three months ended March 31, 2010 was $1,634,146 or ($0.04) per share, compared to a net loss of $452,418 or ($0.19) per share in the prior period.  The weighted average number of shares outstanding was 38,854,230 for the three months ended March 31, 2010 compared to 2,414,983 for the prior period.

Liquidity and Capital Resources
At March 31, 2010 we had $21,367 in cash.  Generally, we have financed our operations through the proceeds from convertible notes and the private placement of equity securities as noted in Financing Activities below.  We decreased our net cash by $120,064 during the three months ended March 31, 2010 compared to an increase of $3,754 during the prior period.

Operating Activities
Net cash used in operating activities during the three months ended March 31, 2010 was $205,364 compared to $170,813 during the prior period.  We had no revenues during the current or prior periods.  Operating expenditures, excluding non-cash interest and stock-based charges during the current period primarily consisted of consulting and management fees, office and general expenditures, and professional fees.

Investing Activities
Net cash used in investing activities during the three months ended March 31, 2010 was $Nil compared to $Nil during the prior period.

Financing Activities
Net cash provided by financing activities during the three months ended March 31, 2010 was $85,300 compared to $174,567 during the prior period.  Current period financing consisted of advances from related parties while prior period financing included proceeds from secured promissory notes and advances from related parties.

At March 31, 2010 we had 3,618,000 stock options and 6,062,800 share purchase warrants outstanding.  The outstanding stock options had a weighted average exercise price of $0.97 per share, with the warrants having a weighted average exercise price of $0.98 per share.  Accordingly, as of March 31, 2010  the outstanding options and warrants represented a total of 9,680,800 shares issuable for proceeds of approximately $9,451,000 if these options and warrants were exercised in full.  The exercise of these options and warrants is completely at the discretion of the holders.  There is no assurance that any of these options or warrants will be exercised or that those warrants that contain a cashless exercise provision will not be exercised on a cashless basis.

As of March 31, 2010 we anticipate that we will need significant financing to enable us to meet our anticipated expenditures for the next 24 months, which are expected to be in the range of $5,000,000 assuming a single Phase 1 clinical trial.

19

Going Concern
Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation.  Our ability to continue as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and pay our liabilities arising from our business operations when they come due.  We intend to finance our anticipated operating expenses with further issuances of common stock through private placement offerings or loans from private investors.  Management believes that the Company will be able to continue limited operations with accommodations from debt holders and additional temporary short term funding over the next twelve months.  Due to capital market conditions, funding continues to be challenging.  It is unlikely the Company will be able to continue as a going concern past a twelve month horizon if significant equity funding is not raised within this period.

Off-Balance Sheet Arrangements
Other than as disclosed in the financial statements, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies
Our consolidated financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis.  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our consolidated financial statements.  In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances.  Actual results could differ from those estimates made by management.

Refer to Note 2 of our consolidated financial statements for our year ended December 31, 2009 for a summary of significant accounting policies.

Item 3. Quantitive and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.  Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals.

20

Management’s Report on Internal Control Over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A.  The Company's internal control over financial reporting is a process designed under the supervision of the Company's Principal Executive Officer and Principal Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with United States generally accepted accounting principles (“US GAAP”).

As of March 31, 2010, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments.  Based on that evaluation, they concluded that, as at March 31, 2010 such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) inadequate entity level controls due to an ineffective audit committee resulting from a lack of independent members on the current audit committee and a lack of outside directors on our board of directors; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; (4) ineffective controls over period end financial disclosure and reporting processes; (5) incorrect classification of fair value of warrants to additional paid-in capital instead of as a derivative liability on the balance sheet.

Management believes that none of the material weaknesses set forth above had a material adverse effect on the Company's financial results for the three months ended March 31, 2010, but management is most concerned that the material weakness in entity level controls set forth in item (1) results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, it could result in a material misstatement in our financial statements in future periods.

We are committed to improving our financial organization.  As part of this commitment, we will continue to enhance our internal control over financial reporting by: i) expanding our personnel, ii) improving segregate duties consistent with control objectives, iii) appointing one or more outside directors to our board of directors who shall be appointed to our audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management; and iv) preparing and implementing sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

Management believes that the appointment of one or more outside directors, who shall be appointed to a fully functioning audit committee, will remedy the ineffective audit committee and a lack of outside directors on our Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes.  Further, management believes that the hiring of additional personnel will result in improved segregation of duties and provide more checks and balances within the financial reporting department.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action by implementing additional enhancements or improvements, or deploying additional human resources as may be deemed necessary.

Changes in Internal Control Over Financial Reporting
There have been no changes in our internal control over financial reporting during the three months ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

21

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

As of the date of this Quarterly Report, no director, officer, affiliate or beneficial owner of more than 5% of our common stock is (i) a party adverse to us in any legal proceeding, or (ii) has an adverse interest to us in any legal proceeding.  Management is not aware of any other legal proceedings pending or that have been threatened against us or our properties.

Item 1A. Risk Factors

There have been no material changes from the risk factors as previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2009, which was filed with the SEC on April 15, 2010.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. (Removed and Reserved)

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

The following exhibits are included with this Quarterly Report on Form 10-Q:

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1933, as amended.
31.2	Certification of Acting Principal Accounting Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1933, as amended.
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Acting Principal Accounting Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

22

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAPIMMUNE INC.
/s/ Glynn Wilson ________________________________
Glynn Wilson Chairman and Principal Executive Officer Date: ~~May [--], 2010.~~ September [--], 2011.
/s/ Tracy A. MooreDenis Corin __________________________________
~~Tracy A. Moore~~Denis Corin Chief Financial Officer ~~and~~, Acting Principal Accounting Officer and a director Date: ~~May [--], 2010.~~September [--], 2011.

23

Exhibit 31.1

CERTIFICATION

I, Glynn Wilson, certify that:

(1)	I have reviewed this Report on Form 10-Q for the quarterly period ended March 31, 2010 of TapImmune Inc.;

(2)
Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting in the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ~~May [--], 2010.~~ September [--], 2011.

/s/ Glynn Wilson
By: Glynn Wilson
Title: Chairman and Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, Denis Corin certify that:

(1)	I have reviewed this Report on Form 10-Q for the quarterly period ended March 31, 2010 of TapImmune Inc.;

(2)
Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting in the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: ~~May [--], 2010.~~ September [--], 2011.

/s/ ~~Tracy A. Moore~~ Denis Corin
By:~~Tracy A. Moore~~ Denis Corin
Title: Chief Financial Officer, Acting Principal Accounting Officer and a director

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Glynn Wilson, the Principal Executive Officer of TapImmune Inc. (the “Company”) hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his or her knowledge, the Report on Form 10-Q of TapImmune Inc., for the quarterly period ended March 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in the Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of TapImmune Inc.

Date:  ~~May [--], 2010.~~ September [--], 2011.

/s/ Glynn Wilson ________________________________
Glynn Wilson Chairman and Principal Executive Officer

Exhibit 32.2

CERTIFICATION OF ACTING PRINCIPAL ACCOUNTING OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Denis Corin, the Acting Principal Accounting Officer of TapImmune Inc. (the “Company”) hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his or her knowledge, the Report on Form 10-Q of TapImmune Inc., for the quarterly period ended March 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in the Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of TapImmune Inc.

Date:   ~~May [--], 2010.~~ September [--], 2011.
/s/ ~~Tracy A. Moore~~ Denis Corin __________________________________
~~Tracy A. Moore~~ Denis Corin Chief Financial Officer, Acting Principal Accounting Officer and a director

Exhibit C

Draft Form 10-Q/A for the quarter ended June 30, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

(Amendment No. 1)

☒           Quarterly Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended June 30, 2010

☐           Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____.

Commission File Number: 000-27239

TAPIMMUNE INC.
(Name of registrant in its charter)

NEVADA	88-0277072
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2815 Eastlake Avenue East, Suite 300 Seattle	98102
(Address of principal executive offices)	(Zip Code)

(206) 336-5560
(Issuer's telephone number)

 Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or a smaller reporting company. See definition of “accelerated filer”, “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

☐  Large accelerated filer                                                                           ☐  Accelerated filer
☐  Non-accelerated filer (Do not check                                                   ☒  Smaller reporting company
      if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐   No  ☒

As of July 31, 2010, the Company had 40,256,026 shares of common stock issued and outstanding.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (the “Form 10-Q/A”) to the Quarterly Report on Form 10-Q for TapImmune Inc. (“we” or the “Company”) for the quarterly period ended June 30, 2010, initially filed with the Securities and Exchange Commission (the “SEC”) on August 23, 2010 (the “Original Filing”), is being filed to report restated Stockholders’ deficit and Accumulated paid-in capital relating to revaluation and reclassification of accounting for debt settlement transactions in fiscal year ended December 2009 and recognition of derivative liabilities relating to embedded warrants in the convertible notes in the current period. The restatement of the Company’s accounting for the debt settlement transactions and recognition of derivative liabilities arose in connection with comments received from the staff of the SEC in its review of the Company’s periodic SEC filings.

As a result, and as previously disclosed in filings made with the SEC, on April 6, 2011, the Board of Directors of the Company, determined that the Company’s previously issued consolidated unaudited financial statements and reports filed with the SEC for the quarterly period ended June 30, 2010 should not be relied upon. For a more detailed description of the effects of the restatement, see further discussion in Note 1A, “Restatement of Consolidated Financial Statements” to our consolidated financial statements included in Part I, Item 1 of this report.

For the convenience of the reader, this Form 10-Q/A sets forth the Original Filing in its entirety. However, this Form 10-Q/A only amends and restates Items 1 and 2 of Part I of the Original Filing, in each case, solely as a result of, and to reflect, the restatement and comments of the SEC, and no other information in the Original Filing is amended hereby. The foregoing items have not been updated to reflect other events occurring after the Original Filing or to modify or update those disclosures affected by subsequent events. In addition, pursuant to the rules of the SEC, Item 6 of Part II of the Original Filings has been amended to contain currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and are attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to this report.

Except for the foregoing amended information, this Form 10-Q/A continues to speak as of the dates of the Original Filing, and the Company has not updated the disclosures contained herein to reflect events that occurred at a later date. Other events occurring after the filings of the Original Filing or other disclosures necessary to reflect subsequent events will be addressed in any reports filed with the SEC subsequent to this filing.

PART I – FINANCIAL INFORMATION

Item 1.                                Financial Statements

Description	Page

Consolidated Balance Sheets as of June 30, 2010 (Unaudited) and December 31, 2009	1

Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2010 and 2009 and for the Period from July 27, 1999 (Date of Inception) to June 30, 2010 (Unaudited)	2

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2010 and 2009 and for the Period from July 27, 1999 (Date of Inception) to June 30, 2010 (Unaudited)	3

Notes to the Consolidated Financial Statements (Unaudited)	4

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	June 30, 2010	December 31, 2009
	(Unaudited) (As restated)	(As restated)
ASSETS
Current Assets
Cash	$ 450,258	$ 141,431
Due from government agency	1,031	1,033
Prepaid expenses and deposits (Note 8)	13,834	214,501
Deferred financing costs (Note 5)	205,876	-

	$ ~~465,123~~ 670,999	$ 356,965

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued liabilities	$ 506,963	$ 586,556
Research agreement obligations (Note 3)	91,541	45,676
Derivative liability – conversion option (Note 4)	372,300	-
Derivative liability – warrants (Note 4)	1,150,875	-
Convertible note payable (Note 5)	140,000	203,021
Notes payable and secured loan (Note 5)	-	135,000
Due to related parties (Note 6)	146,179	16,100
	~~884,683~~ 2,407,858	986,353

~~Commitments and Contingencies (Notes 1, 3, 4 and 8)~~

Stockholders’ Deficit
Capital stock (Note 7 ~~6~~)
Common stock, $0.001 par value, 150,000,000 shares authorized
40,256,026 shares issued and outstanding (2009 – 38,361,674)	40,246	38,362
Additional paid-in capital	~~27,779,794~~ 39,641,832	~~24,152,319~~ 37,289,357
Shares and warrants to be issued	23,400	513,733
Deficit accumulated during the development stage	~~(28,205,404)~~ (41,384,741)	~~(25,274,076)~~ (38,411,114)
Accumulated other comprehensive loss	(57,596)	(59,726)
	~~(419,560)~~ (1,736,859)	(629,388)

	$ ~~465,123~~ 670,999	$ 356,965

RESTATEMENT (Note 1A)

Commitments and Contingencies (Notes 1, 3, 5 and 9)

The accompanying notes are an integral part of these consolidated financial statements.

1

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended June 30,		Six Months Ended June 30,		July 27, 1999 (inception of development stage) to June 30,
	2010 (As restated)	2009 (As restated)	2010 (As restated)	2009 (As restated)	2010 (As restated)

Expenses
Consulting fees	$ ~~90,699~~ 26,699	$ 193,436	$ ~~102,699~~ 38,699	$ 233,436	$ ~~1,873,905~~ 1,809,905
Consulting fees – stock-based (Note 6)	208,428	-	1,072,126	-	4,863,943
Depreciation	-	1,818	-	3,685	213,227
General and administrative	94,077	18,172	110,043	41,506	2,518,499
Interest and finance charges (Note 4)	~~147,303~~ 170,257	57,188	~~312,629~~ 335,853	257,104	~~4,223,232~~ 4,246,456
Management fees (Note 5)	74,800	52,000	144,100	127,642	2,338,577
Management fees – stock-based (Notes 5 and 6)	324,000	10,333	648,000	23,500	3,495,050
Professional fees	278,073	141,659	413,907	249,668	3,728,356
Research and development (Note 5)	106,590	(20,472)	149,863	3,909	5,567,255
Research and development – stock-based	-	-	-	-	612,000
	~~1,323,700~~ 1,282,924	454,134	~~2,953,367~~ 2,912,591	940,450	~~29,434,044~~ 29,393,268

Net Loss Before Other Items	~~(1,323,700)~~ (1,281,924)	(454,134)	~~(2,953,367)~~ (2,912,591)	(940,450)	~~(29,434,044)~~ (29,393,268)

Other Items
Foreign exchange (loss) gain	2,929	(47,204)	(1,550)	(13,306)	43,040
Changes in fair value of derivative liabilities (Note 4)	1,532,350	-	1,532,350	-	1,532,350
Loss on debt financing (Note 5)	(1,615,425)	-	(1,615,425)	-	(1,615,425)
Gain (loss) on settlement of debt (Note 1A)	23,589	~~619,050~~ (12,517,988)	23,589	~~619,050~~ (12,517,988)	~~1,157,655~~ (12,344,978)
Interest income	-	2,663	-	2,663	33,344
Loss on disposal of assets	-	(5,399)	-	(5,399)	(5,399)

Net Income (Loss) for the Period	~~(1,297,182)~~ (1,339,481)	~~114,976~~ (13,022,062)	~~(2,931,328)~~ (2,973,627)	~~(337,442)~~ (13,474,480)	~~(28,205,404)~~ (41,384,741)

Deficit Accumulated During the Development Stage, beginning of period	~~(26,908,222)~~ (40,045,260)	(21,264,524)	~~(25,274,076)~~ (38,411,114)	(20,812,106)	-

Deficit Accumulated During the Development Stage, end of period	$~~(28,205,404)~~ (41,384,741)	$~~(21,149,548)~~ (34,286,586)	$~~(28,205,404)~~ (41,384,741)	$~~(21,149,548)~~ (34,286,586)	$~~(28,205,404)~~ (41,384,741)

Basic and Diluted Net Loss per Share	$ (0.03)	$ ~~(0.05)~~ (5.39)	$ ~~(0.07)~~ (0.08)	$ ~~(0.32)~~ (5.65)

Weighted Average Number of Common Shares Outstanding	39,826,027	2,414,983	39,342,813	2,383,887

The accompanying notes are an integral part of these consolidated financial statements.

2

TAPIMMUNE INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended June 30,	Six Months Ended June 30,	July 27, 1999 (inception of development stage) to June 30,
	2010 (As restated)	2009 (As restated)	2010 (As restated)

Cash Flows from Operating Activities
Net loss	$ ~~(2,,931,328)~~ (2,973,627)	$~~(337,442)~~ (13,474,480)	$ ~~(28,205,404)~~ (41,384,741)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	-	3,685	213,228
Non-cash loss on debt financing	1,615,425	-	1,615,425
Changes in fair value of derivative liabilities	(1,532,350)	-	(1,532,350)
(Gain) loss on settlement of debts	(23,589)	~~(619,050)~~ 12,517,988	~~(1,157,655)~~ 11,979,383
Loss on disposal of assets	-	5,399	5,399
Non-cash interest and finance fees	~~286,979~~ 329,365	173,539	~~3,835,068~~ 3,877,454
Stock-based compensation	1,720,126	23,500	8,987,243
Changes in operating assets and liabilities:
Due from government agency	(31)	32,333	(1,064)
Prepaid expenses and receivables	(33,333)	9,520	(27,333)
Deferred financing costs	57,512	-	57,512
Accounts payable and accrued liabilities	~~401,805~~ 261,131	411,582	~~2,887,818~~ 2,747,144
Research agreement obligations	45,865	(3,315)	309,672
Net Cash Used in Operating Activities	(533,506)	(300,249)	(13,153,028)

Cash Flows from Investing Activities
Purchase of furniture and equipment	-	-	(218,626)
Cash acquired on reverse acquisition	-	-	423,373
Net Cash Provided by Investing Activities	-	-	204,747

Cash Flows from Financing Activities
Issuance of common stock, net	-	-	9,622,125
Convertible notes	712,254	-	1,370,704
Notes and loans payable	-	135,000	919,845
Subscription advances	-	100,000	-
Advances from related parties	130,079	75,849	1,485,865
Net Cash Provided by Financing Activities	842,333	310,849	13,398,539

Net Increase in Cash	308,827	10,600	450,258

Cash, Beginning of Period	141,431	987	-

Cash, End of Period	$ 450,258	$ 11,587	$ 450,258

Supplemental cash flow information and non-cash investing and financing activities: (refer to Note ~~7~~8)

The accompanying notes are an integral part of these consolidated financial statements.

3

TAPIMMUNE INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010 (UNAUDITED)

NOTE 1: A:  RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Restatement relating to accounting for debt settlement transactions in fiscal year ended December 2009

We have restated our consolidated financial statements as of and for the six months ended June 30, 2009 for changes to the Company’s accounting for debt settlement transactions. We had accounted for the equity issuance in settlement of $3,181,206 of debt by estimating the fair value from third party debt assignments instead of the quoted market value of the stock. Additionally, in connection with the debt settlement the Company issued 2,000,000 shares pursuant to a consulting services agreement using a block discount from the quoted value of the stock. Following discussions with the SEC, in connection with comments issued by the staff of the SEC, the Company determined that its accounting for debt settlement transactions should be reviewed. As a result, we reviewed GAAP guidance, which states that, ‘a quoted market price in an active market is the best evidence of fair value and should be used as the basis for the measurement, if available.’ Based on this guidance we have concluded that the difference of $13,137,038 between the fair value recognized using the quoted market price and the debt settled amounts should be recognized as loss on debt settlement.

The impact of the restatement on the consolidated financial statements as of and for the three and six months ended June 30, 2009, and from July 27, 1999 (inception) to June 30, 2009 is shown in the following tables:

As reported		Adjustment	As restated
Balance sheet data — December 31, 2009
Additional paid-in capital	$24,152,319	$13,137,038	$37,289,357
Deficit accumulated during the development stage	(25,274,076)	(13,137,038)	(38,411,114)
Total stockholders’ equity	$(629,388)	$—	$(629,388)

As reported		Adjustment	As restated
Consolidated Statement of Operations dataFor the three months ended June 30, 2009
Gain (loss) on settlement of debt	$619,050	$(13,137,038)	$(12,517,988)
Net Income (Loss) for the period	114,976	(13,137,038)	(13,022,062)
Deficit Accumulated during the Development Stage, end of period	(21,149,548)	(13,137,038)	(34,286,586)
BASIC AND DILUTED NET INCOME (LOSS) PER SHARE	$0.05	$(5.44)	$(5.39)

As reported		Adjustment	As restated
Consolidated Statement of Operations data For the six months ended June 30, 2009
Gain (loss) on settlement of debt	$619,050	$(13,137,038)	$(12,517,988)
Net loss for the period	(337,442)	(13,137,038)	(13,474,480)
Deficit Accumulated during the Development Stage, end of period	(21,149,548)	(13,137,038)	(34,286,586)
BASIC AND DILUTED NET LOSS PER SHARE	$(0.14)	$(5.51)	$(5.65)

4

As reported		Adjustment	As restated
Consolidated Statement of Operations data July 27, 1999 (inception) to June 30, 2009
Gain (Loss) on settlement of debt	$792,060	$(13,137,038)	$(12,344,978)
Net loss for the period	(21,149,548)	(13,137,038)	(34,286,586)
Deficit Accumulated during the Development Stage, end of period	$(21,149,548)	$(13,137,038)	$(34,286,586)

As reported		Adjustment	As restated
Consolidated Statement of Cash Flows data For the six months ended June 30, 2009
Net loss	$(337,442)	$(13,137,038)	$(13,474,480)
(Gain) loss on settlement of debt	(619,050)	13,137,038	12,517,988
NET CASH USED IN OPERATING ACTIVITIES	$(300,249)	$-	$(300,249)

As reported		Adjustment	As restated
Consolidated Statement of Cash Flows data From July 27, 1999 (inception) to June 30, 2009
Net loss	$(21,149,548)	$(13,137,038)	$(34,286,586)
(Gain) loss on settlement of debt	(792,060)	13,137,038	12,344,978
NET CASH USED IN OPERATING ACTIVITIES	$(11,798,045)	$-	$(11,798,045)

Restatement relating to recognition of derivative liabilities for the period ended June 30, 2010

We have restated our consolidated financial statements as of and for the six months ended June 30, 2010 related to the Company’s accounting for embedded warrants in the convertible notes issued during the quarter ended June 30, 2010. We had recorded the fair value of the Series A Warrants, Series B Warrants and Series C Warrants to equity. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for the warrants should be reviewed. As a result, we evaluated the application of ASC 815 Derivatives and Hedging (formerly SFAS No. 133) and ASC 815-40 Contracts in an Entity’s Own Equity to the issued and outstanding warrants to purchase common stock that were issued with the convertible notes during the six months ended June 30, 2010 and those issued as finders’ fees. Based on the guidance in ASC 815 and ASC 815-40-25, the Company concluded these instruments are required to be accounted for as derivatives due to a ratchet down protection feature available on the exercise price (Note 5). Under ASC 815-40-25, the Company has recorded the fair value of these derivatives on its balance sheet at fair value with changes in the values reflected in the statements of operations as “Changes in fair value of derivative liabilities”.

The impact of the restatement on the consolidated financial statements as of and for the three and six months ended June 30, 2010, and from July 27, 1999 (inception) to June 30, 2010 is shown in the following tables:

As reported		Adjustment	As restated
Balance sheet data — June 30, 2010

Deferred financing costs	$-	$205,876	$205,876
Total Assets	465,123	205,876	670,999
Derivative liability – conversion option	-	372,300	372,300
Derivative liability - warrants	-	1,150,875	1,150,875
Total liabilities	$884,683	$1,523,175	$2,407,858
Additional paid-in capital*	27,779,794	11,862,038	39,641,832
Deficit accumulated during the development stage*	(28,205,404)	(13,179,337)	(41,384,741)
Stockholders’ Deficit	$(419,560)	$(1,317,299)	$(1,736,859)
* Includes adjustments relating to accounting for debt settlement transactions in fiscal year ended December 2009

5

As reported		Adjustment	As restated
Consolidated Statement of Operations data For the three months ended June 30, 2010
Consulting fees	$90,699	$(64,000)	$26,699
Interest and finance charges	147,033	23,224	170,257
Net Loss Before Other Items	(1,323,700)	40,776	(1,282,924)
Changes in fair value of derivative liabilities	-	1,532,350	1,532,350
Loss on debt financing	-	(1,615,425)	(1,615,425)
Net Loss for the period	(1,297,182)	(42,299)	(1,339,481)
Deficit Accumulated during the Development Stage, beginning of period*	(26,908,222)	(13,137,038)	(40,045,260)
Deficit Accumulated during the Development Stage, end of period*	(25,274,076)	(16,110,665)	(41,384,741)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.03)	$(0.00)	$(0.03)
* Includes adjustments relating to accounting for debt settlement transactions in fiscal year ended December 2009

As reported		Adjustment	As restated
Consolidated Statement of Operations data For the six months ended June 30, 2010
Consulting fees	$102,699	$(64,000)	$38,699
Interest and finance charges	312,629	23,224	335,853
Net Loss Before Other Items	(2,953,367)	40,776	(2,912,591)
Changes in fair value of derivative liabilities	-	1,532,350	1,532,350
Loss on debt financing	-	(1,615,425)	(1,615,425)
Net Loss for the period	(2,931,328)	(42,299)	(2,973,627)
Deficit Accumulated during the Development Stage, beginning of period*	(25,274,076)	(13,137,038)	(38,411,114)
Deficit Accumulated during the Development Stage, end of period*	(28,205,404)	(13,179,337)	(41,384,741)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.07)	$(0.00)	$(0.08)
* Includes adjustments relating to accounting for debt settlement transactions in fiscal year ended December 2009

As reported		Adjustment	As restated
Consolidated Statement of Operations data From July 27, 1999 (inception) to June 30, 2010
Consulting fees	$1,873,905	$(64,000)	$1,809,905
Interest and finance charges	4,223,232	23,224	4,246,456
Net Loss Before Other Items	(29,434,044)	40,776	(29,393,268)
Changes in fair value of derivative liabilities	-	1,532,350	1,532,350
Loss on debt financing	-	(1,615,425)	(1,615,425)
Gain (loss) on settlement of debt	1,157,655	(13,137,038)	(11,979,383)
Net Loss for the period	(28,205,404)	(13,179,337)	(41,384,741)
Deficit Accumulated during the Development Stage, end of period	$(28,205,404)	$(13,179,337)	$(41,384,741)

6

As reported		Adjustment	As restated
Consolidated Statement of Cash Flows data For the six months ended June 30, 2010
Net loss	$(2,931,328)	$(42,299)	$(2,973,627)
Non-cash loss on debt financing	-	1,615,425	1,615,425
Changes in fair value of derivative liabilities	-	(1,532,350)	(1,532,350)
Non-cash interest and financing charges	-	329,365	329,365
Deferred financing costs	-	57,512	57,512
Accounts payable and accrued liabilities	401,805	(140,674)	261,131
NET CASH USED IN OPERATING ACTIVITIES	$(533,506)	$-	$(533,506)

As reported		Adjustment	As restated
Consolidated Statement of Cash Flows data From July 27, 1999 (inception) to June 30, 2010
Net loss	$(28,205,404)	$(13,179,337)	$(41,384,741)
Non-cash loss on debt financing	-	1,615,425	1,615,425
Changes in fair value of derivative liabilities	-	(1,532,350)	(1,532,350)
Gain (loss) on settlement of debt	(1,157,655)	(10,821,728)	(11,979,383)
Non-cash interest and financing charges	3,835,068	42,386	3,877,454
Deferred financing costs	-	57,512	57,512
Accounts payable and accrued liabilities	2,887,818	(140,674)	2,747,144
NET CASH USED IN OPERATING ACTIVITIES	$(13,153,028)	$-	$(13,153,028)

NOTE 1: NATURE OF OPERATIONS

TapImmune Inc. (the “Company”), a Nevada corporation incorporated in 1992, is a development stage company which was formed for the purpose of building a biotechnology business specializing in the discovery and development of immunotherapeutics aimed at the treatment of cancer, and therapies for infectious diseases, autoimmune disorders and transplant tissue rejection.

Since inception, TapImmune and the University of British Columbia (“UBC”) have been parties to various Collaborative Research Agreements (“CRA”) appointing UBC to carry out development of the licensed technology and providing TapImmune the option to acquire the rights to commercialize any additional technologies developed within the CRA. The lead product candidate, now wholly owned and with no ongoing license or royalty, resulting from these license agreements is an immunotherapy vaccine, on which the Company has been completing pre-clinical work in anticipation of clinical trials. Specifically, the Company has obtained and expanded on three U.S. and international patents, tested various viral vectors, licensed a viral vector and is working towards production of a clinical grade vaccine. The Company plans to continue development of the lead product vaccine through to clinical trials in both oncology and infectious diseases alone or in partnership with other vaccine developers.

These consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at June 30, 2010, the Company had a working capital deficit of $~~419,560~~1,737,000 and has incurred significant losses since inception. Further losses are anticipated in the development stage raising substantial doubt as to the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on raising additional capital to fund ongoing research and development, maintenance and protection of patents, accommodation from certain debt obligations and ultimately on generating future profitable operations. Planned expenditures relating to future clinical trials of the Company’s immunotherapy vaccine will require significant additional funding. The Company is dependent on future financings to fund ongoing research and development as well as working capital requirements. The Company’s future capital requirements will depend on many factors including the rate and extent of scientific progress in its research and development programs, the timing, cost and scope involved in clinical trials, obtaining regulatory approvals, pursuing further patent protections and the timing and costs of commercialization activities.

7

Management is addressing going concern remediation through seeking new sources of capital, restructuring and retiring debt through conversion to equity and debt settlement arrangements with creditors, cost reduction programs and seeking possible joint venture participation. Management’s plans are intended to return the ~~company~~Company to financial stability and improve continuing operations. The Company is continuing initiatives to raise capital through private placements, related party loans and other institutional sources to meet immediate working capital requirements.

The Company was able to substantially complete ongoing restructuring plans in the second half of 2009. Additional funding and equity for debt settlements have retired notes payable and some of the other debt obligations were satisfied. Additional capital is required now to expand programs including pre-clinical work and to establish future manufacturing contracts necessary for clinical trials for the lead TAP (Transporters of Antigen Processing) vaccine and infectious disease adjuvant technology. Strategic partnerships will be needed to continue the product development portfolio and fund development costs. These measures, if successful, may contribute to reduce the risk of going concern uncertainties for the Company over the next twelve months.

There is no certainty that the Company will be able to raise sufficient funding to satisfy current debt obligations or to continue development of products to marketability.

NOTE 2: UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR AN INTERIM PERIOD

Basis of Presentation
These unaudited interim consolidated financial statements may not include all information and footnotes required by US GAAP for complete financial statement disclosure. However, except as disclosed herein, there have been no material changes in the information contained in the notes to the audited consolidated financial statements for the year ended December 31, 2009, included in the Company’s Form 10-K, as amended, which was filed with the Securities and Exchange Commission. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements included in the Form 10-K, as amended. In the opinion of management, all adjustments considered necessary for fair presentation and consisting solely of normal recurring adjustments have been made. Operating results for the three months ended June 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

Recent Accounting Pronouncements
The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

Interim results are not necessarily indicative of results for a full year. The information included in this quarterly report on Form 10-Q should be read in conjunction with information included in the Company’s annual report on Form 10-K filed on April 15, 2010, with the U.S. Securities and Exchange Commission, and amended on September [--], 2011.

NOTE 3: RESEARCH AGREEMENTS

Crucell Holland B.V. (“Crucell”) – Research License and Option Agreement
Effective August 7, 2003, Crucell and our subsidiary GeneMax Pharmaceuticals, Inc. (“GPI”) entered into a five-year research license and option agreement whereby Crucell granted to GPI a non-exclusive worldwide license for the research use of its adenovirus technology. The Company was required to make certain payments over the five-year term totaling Euro €450,000 (approximately $510,100).

At December 31, 2008, $243,598 (€172,801) was owing to Crucell under this agreement. During the year ended December 31, 2009, management negotiated a settlement of the outstanding balance requiring a €17,000 cash payment (paid) and the issuance of 265,000 shares of the Company’s common stock (issued, refer to Note 6).

In addition, retroactively effective August 7, 2008, the Company negotiated an amended license agreement for the use of Crucell’s adenovirus technology. The Company is required to make annual license payments on the anniversary of the effective date for the three year term equal to €75,000 per annum. As at June 30, 2010, the Company had accrued $91,541 (€75,000) under the amended agreement.

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NOTE 4: ~~SHORT TERM DEBT~~ DERIVATIVE WARRANT LIABILITY AND FAIR VALUE

The Company has evaluated the application of ASC 815 Derivatives and Hedging (formerly SFAS No. 133) and ASC 815-40 Contracts in an Entity’s Own Equity to the issued and outstanding warrants to purchase common stock that were issued with the convertible notes during the quarter ended June 30, 2010 and those issued as finders’ fees. Based on the guidance in ASC 815 and ASC 815-40-25, the Company concluded these instruments were required to be accounted for as derivatives due to a ratchet down protection feature available on the exercise price (Note 5). Under ASC 815-40-25, the Company records the fair value of these derivatives on its balance sheet at fair value with changes in the values reflected in the statements of operations as “Changes in fair value of derivative liabilities”. These derivative instruments disclosed on the balance sheet under ‘Derivative liabilities – warrants’.

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820-10 describes three levels of inputs that may be used to measure fair value: Level 1 – Quoted prices in active markets for identical assets or liabilities; Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Company’s Level 3 liabilities consist of the derivative liabilities associated with the warrants issued with the convertible notes during the six months ended June 30, 2010. At June 30, 2010, all of the Company’s derivative liabilities were categorized as Level 3 fair value liabilities. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Level 3 Valuation Techniques
Financial liabilities are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial liabilities consist of the notes and warrants for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation.

Determining fair value of warrants and conversion options, given the Company’s stage of development and financial position, is highly subjective and identifying appropriate measurement criteria and models is subject to uncertainty. There are several generally accepted pricing models for warrants and options and derivative provisions. The Company has chosen to value the conversion option on the notes that contain ratchet down provisions using the Binomial model under the following assumptions:

	At Initial Recognition				June 30, 2010
	Expected Life (Years)	Risk free Rate	Dividend yield	Volatility	Expected Life (Years)	Risk free Rate	Dividend yield	Volatility
Series A Warrants	2.5	0.40%	0.00%	199%	2.0	0.61%	0.00%	199%
Series B Warrants	1.0	0.35%	0.00%	199%	0.9	0.29%	0.00%	199%
Series C Warrants	-	-	-	-	-	-	-	-
Conversion Option	1.0	0.35%	0.00%	199%	0.9	0.29%	0.00%	199%

The Series C Warrants are contingently exercisable following the exercise of the Series B Warrants. The fair value of the Series C Warrants was determined to be nominal.

The foregoing assumptions are reviewed quarterly and are subject to change based primarily on management’s assessment of the probability of the events described occurring. Accordingly, changes to these assessments could materially affect the valuations.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis are summarized below and disclosed on the balance sheet under Derivative liability – warrants and Derivative liability – conversion option:

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	As of June 30, 2010
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$1,150,875	-	-	$1,150,875	$1,150,875
Derivative liability – conversion option	372,300	-	-	372,300	372,300
Total	$1,523,175	-	-	$1,523,175	$1,523,175

The table below provides a summary of the changes in fair value, including net transfers, in and/or out, of financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended June 30, 2010:

	Fair Value Measurements Using Level 3 Inputs
	Derivative liability - warrants	Derivative liability – conversion option	Total
Beginning balance as of May 24, 2010	$2,270,125	$785,400	$3,055,525
Total unrealized gains or losses included in net loss	(1,119,250)	(413,100)	(1,532,350)
Transfers in and/or out of Level 3	-	-	-
Ending balance at June 30, 2010	$1,150,875	$372,300	$1,523,175

NOTE 5: CONVERTIBLE NOTE PAYABLE

The following is a summary of debt instrument transactions that are relevant to the current and prior period:

	Face Value	Unamortized Note Discount	Balance at June 30, 2010

2010 Secured Convertible Notes
Senior Secured Notes, due May 19, 2011	$1,530,000	$1,390,000	$140,000

During the quarter ended June 30, 2010, the Company entered into a securities purchase agreement with accredited investors to place Senior Secured Convertible Notes (the “Notes”) with a maturity date of one year after the issuance thereof in the aggregate principal amount of $1,530,000 for gross consideration of $1,275,000. The $1,275,000 consisted of $712,254 in cash proceeds to the Company, $212,746 of current services and $350,000 was subscribed for by the holder of an outstanding and due 2009 convertible debenture. In connection with the issuance of the notes, the Company entered into a Security Agreement with the note holders secured by all of the Company’s assets.

The Notes were placed at a 20% discount from their face value and bear no interest except in case of an event of default in which case they bear interest at the rate of 18% per annum. The principal and any interest due on the Notes are due in 9 equal monthly installments starting in September 2010. Subject to the satisfaction of certain customary conditions (including the effectiveness of a registration statement and certain minimums on the amount and value of the shares of our common stock traded on the Over-the-Counter Bulletin Board), the Company may elect to pay amounts due on any installment date in either cash or shares of its common stock. Any shares of its common stock that the Company issues as payment on an installment date will be issued at a price which is equal to the lesser of $0.30 per share or 85% of the average of the volume-weighted average prices of the Company’s common stock on the Over-the-Counter Bulletin Board on each of the twenty trading days immediately preceding the applicable installment date.

In connection with the issuance of the Notes, the Company issued 6,375,000 Series A Warrants, 5,100,000 Series B Warrants and 6,375,000 Series C Warrants, in each case, to purchase fully-paid and nonassessable shares of its common stock (together, the “Warrants”). The initial exercise price of ~~theWarrants~~the Warrants is $0.30 per share.

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The Company paid a finders fee of $64,000 and issued 1,400,000 broker’s warrants ~~valued at $73,378. The  broker was issued 500,000 Series A warrants, 400,000 Series B warrants and 500,000 Series C warrants, exercisable on the same terms as the Warrants. The investors and the placement agent shall receive an aggregate of 19,250,000 share warrants, the 6,375,000 Series C warrants can only be exercised on the same pro-rata basis as the exercise of the Series B Warrants. The Notes and each series of the Warrants contain the same anti-dilution features.~~(described below) valued at $165,100. The finder’s fee and fair value of the broker’s warrants was accounted for as deferred financing costs, and is being amortized over the term of the notes. At June 30, 2010, $205,876 remains unamortized and is presented in Current assets on the Company’s Balance sheet.

~~At closing, the Company allocated the net proceeds to the debt and warrants based on their relative fair value. The warrants were recorded at $1,199,200 and allocated to equity and the debt was recorded at $330,800. The fair value of the warrants and broker’s warrants were calculated using the Black-Scholes option pricing model under the flowing assumptions: estimated life 5 years, risk free rate 2.04%, dividend yield 0% and volatility of 253%. The Company recognized an embedded beneficial conversion feature of $330,800 as additional paid-in capital as the convertible notes were issued with an intrinsic value conversion feature. The note discount, the beneficial conversion feature, the fair value of the brokers’ warrants and the fair value of the finder’s fee were recorded as a debt discount. The debt discount is being accreted over the one year term of the Notes using the effective interest rate method.~~

	Issued to Note holders	Issued as broker’s warrants	Maximum Exercise price	Term

Series A Warrants	6,375,000	500,000	$0.30	5 Years
Series B Warrants	5,100,000	400,000	0.30	1 Year
Series C Warrants *	6,375,000	500,000	0.30	5 Years
* The Series C Warrants are only exercisable proportionately with the exercise of the Series B Warrants.

The Notes and Warrants include price adjustment provisions whereby the exercise price will be adjusted downwards based on future sales, issuances, or conversions of equity or debt, which results in a share issuance at a per share amount less than $0.30 per share. The calculated lower per share amount from the future transaction will be the adjusted conversion rate available to the Note and Warrant holders.

The economic characteristics and risks of the embedded Conversion option in the Notes (“Conversion option”) are not considered clearly and closely related to the economic characteristics and risks of the host debt contract. The price adjustment features included in the embedded Conversion option and the Warrants are not considered indexed to Company’s own stock. Pursuant to the guidance of ASC 815-10, the embedded Conversion option in the Notes meet the characteristics of a derivative instrument and must be valued separately from the host debt contract. In accordance with ASC 815-40-25, the Company has evaluated the Notes’ conversion option and recorded $785,400 as the initial fair value of the Conversion option Derivative liability. The fair value was determined using the Binomial option pricing model with current assumptions as outlined in the following paragraphs.

As a result of certain price adjustment clauses related to the Warrants, the Warrants are not included in the Company’s equity. The Company has recorded the fair value of these Warrants and the brokers’ warrants as “Derivative liability – warrants” initially in the amount of $2,270,125. (Note 4)

The proceeds received for the Notes were initially allocated to the embedded Conversion option and then to the Warrants based on their estimated fair value. The difference of $1,615,425 between the gross consideration of the Notes for $1,250,000 and the fair value of the calculated derivative liabilities amounting to $2,890,425 was accounted for under ‘Loss on debt financing’ in the consolidated statements of operations.

To June 30, 2010, accretion of the debt discount relative to the 2010 secured convertible notes was equal to $140,000.

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	Face Value	Unamortized Note Discount	Balance at June 30, 2010	Balance at December 31, 2009
2009 Convertible Debenture
Unsecured Convertible Note, 10% interest, due February 28, 2010	$350,000	$-	$-	$203,021

On August 31, 2009, the Company completed a convertible debenture financing of $350,000 issuing a convertible promissory note bearing interest at 10% per annum. The note was due on February 28, 2010. The unpaid amount of principal and accrued interest could have been converted at any time at the holder's option into shares of the Company's common stock at a price of $0.80 per share.
Under the terms of the debenture agreement, the note would have automatically converted to equity if, during the term of the note, the Company had received funding equal to or exceeding $2,000,000 through the sale of its shares of common stock or additional debt instruments that were convertible into common stock during the term of the debenture. The holders had the option to convert the debentures into 3,500,000 common shares of the Company or receive payment in full.

The Company recognized the embedded beneficial conversion feature of $139,571 as additional paid-in capital as the convertible notes were issued with an intrinsic value conversion feature. Additionally, the Company issued 437,500 non-transferable and registerable share purchase warrants. Management estimated the fair value of the warrants to be $210,429. As the relative fair value of the warrants and beneficial conversion feature together were greater than the face values of the debentures, these were limited to the face value of the loan.

During the quarter ended June 30, 2010, the holder converted the principal amount of the debenture into the Notes as described above and waived  the accrued interest in the amount of $23,589.

	Face Value	Unamortized Note Discount	Balance at June 30, 2010	Balance at December 31, 2009

2009 Secured Debentures
Secured Notes, 30% interest	$135,000	$-	$-	$135,000

In connection with the Debentures, the Company issued a total of 270,000 warrants which have a term of two years from the date of issuance. Management estimated the fair value of these warrants to be $60,000 using the Black-Scholes pricing model.

During the quarter ended June 30, 2010, the Company issued 687,305 common shares pursuant to the conversion of the 2009 secured debentures with a face value of $135,000 plus accrued interest of $49,155.

NOTE ~~5:~~6: RELATED PARTY TRANSACTIONS

During the six months ended June 30, 2010, the Company entered into transactions with certain officers and directors of the Company as follows:

incurred $144,100 (2009 - $127,642) in management fees and $36,000 (2009 - $Nil) in research and development paid to officers and directors during the period;

recorded $648,000 (2009 - $23,500) in stock based compensation for the fair value of options granted to management that were granted and or vested during the period;

incurred $Nil (2009 - $63,716) in interest and finance charges on promissory notes due to related parties during the period, which were settled in ~~conection~~connection with an equity issuance effective June 4, 2009; and

incurred $Nil (2009 - $130,051) in interest and finance charges related to an agreement to issue warrants in connection with extending the terms of the promissory notes due to related parties during the period.

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All related party transactions (other than stock based consideration) involving provision of services were recorded at the exchange amount, which is  the amount established and agreed to by the related parties as representing fair value. The Company has accounted for the debt settlement transactions with related parties at management’s estimate of fair value, which is evidenced by ~~settlements between arms length parties~~the quoted market price of the Company’s shares.

At June 30, 2010, the Company had amounts owing to directors and officers of $146,179 (December 31, 2009 - $16,100). These amounts were in the normal course of operations. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

NOTE ~~6:~~7: CAPITAL STOCK

Share Capital
Prior to January 22, 2009, the authorized capital of the Company consisted of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. On January 22, 2009, the Company increased its authorized shares of common stock from 80,000,000 shares of common stock to 500,000,000 shares of common stock. Effective July 10, 2009, the Company executed a further 1 for 10 reverse stock split while simultaneously reducing the authorized shares of common stock to 50,000,000 common shares with a $0.001 par value and maintaining 5,000,000 non-voting preferred shares with a $0.001 par value. Effective February 21, 2010, the Company increased its authorized shares of common stock from 50,000,000 common shares to 150,000,000 common shares. The Company maintained its authorized shares of preferred stock at 5,000,000.

All prior period share transactions included in the ~~company~~Company’s stock transactions and balances have been retroactively restated to give effect to the 1 for 10 reverse stock split noted above.

2010 Share Transactions

On January 28, 2010, the Company issued 250,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a fair value of $0.52 per share, as quoted in an observable market, and $130,000 was recorded as stock-based consulting fees.

On January 28, 2010, the Company issued 100,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a fair value of $0.52 per share, as quoted in an observable market, and $52,000 was recorded as stock-based consulting fees.

On January 28, 2010, the Company issued 100,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a fair value of $0.52 per share and $52,000 was recorded as stock-based consulting fees.

On January 28, 2010, the Company issued 265,000 shares of its common stock pursuant to a debt settlement agreement (refer to Note 3).

On April 14, 2010, the Company issued 10,400 shares of its common stock for the loss of share certificate in the data exchange with the change in transfer agent.

On April 26, 2010, the Company issued 80,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a fair value of $0.36 per share, as quoted in an observable market, and $28,800 was recorded as stock-based consulting fees.

On May 1, 2010, the Company issued 40,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a fair value of $0.32 per share, as quoted in an observable market, and $12,800 was recorded as stock-based consulting fees.

On May 4, 2010, $90,412 of trade debt was settled in exchange for 361,647 common shares of the Company.

On May 4, 2010, the Company issued 687,305 common shares pursuant to the conversion of the 2009 secured debenture with a face value of $135,000 plus accrued interest of approximately $49,155 (refer to Note 3).

Stock Compensation Plan
On October 14, 2009, the Company adopted the 2009 Stock Incentive Plan (the “2009 Plan”) which supersedes and replaces the 2007 Stock Plan. The 2009 Plan allows for the issuance of up to 10,000,000 common shares. Options granted under the Plan shall be at prices and for terms as determined by the Board of Directors.

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On June 8, 2007, a total of 632,000 stock options were granted, under s 2007 Stock Option plan, at an exercise price of $2.50 per share. The term of these options is ten years. Of the 632,000 options granted, 310,000 vested upon grant, 242,000 vested in one year, 40,000 vested in two years and 40,000 vested in three years. The aggregate fair value of these options was estimated at $1,179,600, or $1.90 per option, using the Black-Scholes option pricing model with a risk free interest rate of 5.26%, a dividend yield of 0%, an expected volatility of 83%, and expected life of 5 years for the options vesting immediately, 4 years for the options vesting in one year, 3 years for the options vesting in two years, and 2 years for the options vesting in three years. The earned portion of the value of these options during the three months ended March 31, 2010 was $Nil (2009 - $13,167) which was recorded as stock based management fees.

On October 14, 2009, the Company granted a total of 3,326,000 stock options at an exercise price of $0.97 per share to consultants and management, of which 1,913,000 vested immediately and the remaining 1,413,000 vest in one year. The term of the options is ten years. Additionally, on October 14, 2009, the Company approved the repricing of certain stock options issued to consultants and management. Options with an exercise price of $2.50 were repriced to $0.97 per share and the aggregate fair value of the repriced options is $5,840. The aggregate fair value of the new grants was estimated at $3,192,960, or $0.96 per option, using the Black-Scholes option pricing model with a risk free interest rate of 2.36%, a dividend yield of 0%, an expected volatility of 236%, and an expected life of 5 years. The expensed portion of the value of these options during the three months ended June 30, 2010 was $339,120 (2009 - $Nil) which was recorded as stock based consulting and management fees.

A summary of the Company’s stock options as of June 30, 2010 and changes during the period is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2009	3,618,000	$0.97	9.60
Issued	-	-	-
Cancelled	-	-	-

Balance, June 30, 2010	3,618,000	$0.97	9.10

A summary of the status of the Company’s unvested options as of June 30, 2010 is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value

Unvested, December 31, 2009	1,413,000	$0.97
Vested	-	-
Cancelled	-	-

Unvested, June 30, 2010	1,413,000	$0.97

Share Purchase Warrants
On January 19, 2010, the Company issued 600,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share for an exercise period of up to three years from the issuance date, and 600,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.60 per share and for an exercise period of up to three years from the issuance date. The warrants were issued pursuant to a consulting services agreement. The fair value of these warrants was determined to be $648,000, using the Black-Scholes option pricing model with an expected life of 3 years, a risk free interest rate of 1.38%, a dividend yield of 0%, and an expected volatility of 235%.

On February 8, 2010, the Company issued 750,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share and for an exercise period of up to five years from the issuance date. The warrants were issued pursuant to a debt settlement agreement. The fair value of these warrants was determined to be $100,000, equal to the amount of debt being settled.

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On May 24, 2010, the Company issued Series A Warrants to purchase shares of its common stock with a 5 year term. Series B Warrants to purchase shares of its common stock with a term that is shorter of (i) 18 months or (ii) one year from an effective registration statement. Series C Warrants to purchase shares of its common stock with a 5 year term, which can only be exercised to the extent that the Series B Warrants are exercised. The initial exercise price of the Series A Warrants is $0.30 per share, and such warrants are exercisable into 6,375,000 shares of common stock in the aggregate. The initial exercise price of the Series B Warrants is $0.30 per share, and such warrants are exercisable into 5,100,000 shares of common stock in the aggregate. The initial exercise price of the Series C Warrants is $.30 per share, and such warrants are exercisable into 6,375,000 shares of common stock. In addition, the Company issued 1,400,000 brokers warrant’s which are exercisable on the same terms and conditions as the note holders warrants described above (500,000 Series A Warrants;400,000 Series B Warrants; 500,000 Series C Warrants).

A summary of the Company’s stock purchase warrants as of June 30, 2010 and changes during the period is presented below:
	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2009	4,112,800	$1.19	3.71
Issued	21,200,000	0.32	3.28
Exercised, cancelled or expired	(437,500)	1.20	-

Balance, June 30, 2010	24,875,300	$0.44	3.74

NOTE ~~7:~~ 8: SUPPLEMENTAL CASH FLOW INFORMATION AND NON-CASH INVESTING AND FINANCING ACTIVITIES

As of June 30, 2010, the prepaid portion of the fair value of shares issued pursuant to consulting services agreements was $3,333 (December 31, 2009 - $214,501).

During the period, $100,000 of accounts payable was settled by the issuance of 750,000 share purchase warrants, exercisable at  $0.50 per share for a 5 year period (refer to Note 6).

During the period, $90,412 of accounts payable was settled by the issuance of 361,648 restricted common shares at a deemed price of $0.25 per share (refer to Note 6).

Pursuant to a consulting arrangement entered into during the period, the Company issued 600,000 share purchase warrants with an exercise price of $0.50 per share and 600,000 share purchase warrants with an ~~excerise~~exercise price of $0.60 per share exercisable for a three year period (refer to Note 6).

	Six Months Ended June 30,
	2010	2009

Interest paid	$-	$-
Income taxes paid	$-	$-

NOTE ~~8:~~9: CONTINGENCY AND COMMITMENTS

Contingency
The Company has not filed income tax returns for several years in certain operating jurisdictions, and may be subject to possible compliance penalties and interest. Management is currently not able to make a reliably measurable provision for possible liability for penalties and interest, if any, at this time, and the Company may be liable for such amounts upon assessment. Penalties and interest, if assessed in the future, will be recorded in the period such amounts are determinable.

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Commitment
Effective December 10, 2009, the Company entered into a twelve month public relations retainer agreement. Pursuant to the terms of the agreement, the Company agreed to: (i) pay a monthly fee of $6,500 through November 30, 2010, (ii) issue 200,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share and for an exercise period of up to five years from the issuance date (issued), and (iii) issue 200,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.60 per share for an exercise period of up to five years from the issuance date (issued). The fair value of these warrants was determined to be $204,000 using the Black-Scholes option pricing model.

Combined Research and Operating Obligations

Effective May 25, 2010, the Company entered into a research and license option agreement with Mayo Clinic for the development and possible commercial use of a breast cancer vaccine. Subject to the approval and guidance of the United States Food and Drug Administration (“FDA”) Mayo Clinic plans to conduct a Phase I human clinical trial (“Phase I Trial”) to test and develop the technology. As part of the consideration for the Option granted herein, the Company agrees that it shall, during the period of the option and upon approval of FDA to conduct the above mentioned Phase I Trial, pay all the costs incurred by Mayo and invoiced to the Company, but not to exceed a total of $841,000, as sponsored research funding for Mayo Clinic to conduct such Phase I Trial. Mayo Clinic shall apply for the necessary approvals with the FDA to conduct such Phase I Trial and promptly inform the Company of the receipt of such approval. Both Parties agree that within 30 days after Mayo Clinic informs the Company in writing about the receipt of FDA approval to initiate the Phase I Trial, parties shall enter into a investigator initiated research agreement.

The Company has obligations under various agreements through December 31, 2013. The aggregate minimum annual payments for the years ending December 31 is as follows:

2010	$50,000
2011	161,055
2012	101,093
2013	101,093
$413,241

NOTE ~~9:~~10: SUBSEQUENT EVENTS

On July 24, 2010, the Company entered into a research and technology option agreement with Mayo Clinic for the development of a smallpox vaccine. Under the terms of the agreement the Company is obligated to pay an option fee of $50,000 within five months of the agreement date. If preliminary studies conducted by Mayo Clinic are successful, the Company will pay for further development costs of $120,000.

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Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations

This quarterly report on Form 10-Q contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, that involve risks and uncertainties. All statements other than statements relating to historical matters including statements to the effect that we “believe”, “expect”, “anticipate”, “plan”, “target”, “intend” and similar expressions should be considered forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of important factors, including factors discussed in this section and elsewhere in this quarterly report on Form 10-Q, and the risks discussed in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis, judgment, belief or expectation only as the date hereof. We assume no obligation to update these forward-looking statements to reflect events or circumstance that arise after the date hereof.

As used in this quarterly report: (i) the terms “we”, “us”, “our”, “TapImmune” and the “Company” mean TapImmune Inc. and its wholly owned subsidiary, GeneMax Pharmaceuticals Inc. which wholly owns GeneMax Pharmaceuticals Canada Inc., unless the context otherwise requires; (ii) “SEC” refers to the Securities and Exchange Commission; (iii) “Securities Act” refers to the Securities Act of 1933, as amended; (iv) “Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and (v) all dollar amounts refer to United States dollars unless otherwise indicated.

The following should be read in conjunction with our unaudited consolidated interim financial statements and related notes for the three months ended June 30, 2010 included in this quarterly report, as well as our Annual Report on Form 10-K for the year ended December 31, 2009 and other filings that we have made with the SEC.

Overview
We are a biotechnology company whose strategic vision is to develop and market products specializing in the application of discoveries in cellular and molecular immunology and cancer biology to the development of proprietary therapeutics aimed at the treatment and eradication of cancer and prevention of infectious diseases. Our technologies are based on an understanding of the function of a protein pump known as “TAP”, which is located within cells and which is essential to the processing of foreign (microbial) or autologous antigens, and subsequent presentation to the immune system for eradication of the cancer or infected cell. We currently have none of our product candidates on the market and are focusing on the development and testing of our product candidates.

The current standard therapies for cancer treatment include surgery, radiation therapy and chemotherapy. However, we believe that these treatments are not precise in targeting only cancerous cells and often fail to remove or destroy all of the cancer. The remaining cancer cells may then grow into new tumors, which can be resistant to further chemotherapy or radiation, which may result in death. In the United States, deaths from cancer are second only to cardiovascular deaths.

The Immunotherapy Industry for Cancer
Management believes that there is a critical need for more effective cancer therapies. Management further believes that the global market for effective cancer treatments is large, and that immunotherapies representing potential treatments for metastatic cancer are an unmet need in the area of oncology.

The human immune system appears to have the potential to clear cancers from the body, based on clinical observations that some tumors spontaneously regress when the immune system is activated. Most cancers are not very “immunogenic”, however, meaning that the cancers are not able to induce an immune response because they no longer express sufficient levels of key proteins on their cell surface, known as Major Histocompatability Class I or MHC Class I proteins. In healthy cells, these proteins provide the information to the immune system that defines whether the cell is healthy or, in the case of cancer or viral infection, abnormal. If the MHC Class I proteins signal that the cells are abnormal, then the immune system’s T-cells are activated to attack and kill the infected or malignant cell.

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In many solid cancer tumors, the TAP protein system does not function and, therefore, the immune system is not stimulated to attack the cancer. Management believes that although a number of cancer therapies have been developed that stimulate the immune system, these approaches have often proven ineffective because the cancers remain invisible to the immune system due to this apparent lack of or low expression of the TAP protein.

By restoring TAP expression to TAP-deficient cells, the MHC Class I protein peptide complexes could signal the immune system to attack the cancer. The strategic vision of TapImmune is to be a product-driven biotechnology company, focusing primarily on use of its patented TAP technology to restore the TAP function within cancerous cells, thus making them immunogenic, or more “visible” to cancer fighting immune cells. Management believes that this cancer vaccine strategy will provide the most viable therapeutic approach that addresses this problem of “non-immunogenicity” of cancer. Management believes that this therapy may have a strong competitive advantage over other cancer therapies, since restoring the TAP protein will direct the immune system to specifically target the cancerous cells without damaging healthy tissue.

As a key part of its overall strategy, and with adequate funding, the ~~company~~Company is pursuing the development of prophylactic vaccines against infectious microbes and will also do so in partnership with other vaccine developers. The company intends to develop the TAP technology for use as a vaccine that restores normal immune recognition for the treatment of cancer and supplements immune recognition for the development of prophylactic vaccines.

TapImmune’s Target Market Strategy
With the required funding in place, we will support and expand on our key infectious disease partnerships, including our recently announced collaboration effort with Aeras TB Foundation. We will also continue product development in oncology either alone or with corporate partners. Cancer encompasses a large number of diseases that affect many different parts of the human body. The diversity of cancer types and their overall prevalence create a large need for new and improved treatments. Management believes that there is a significant market opportunity for a cancer treatment that utilizes the highly specific defense mechanisms of the immune system to attack cancers. Research & Markets (Global Vaccine Market Outlook 2007 – 2010) estimated that the market for cancer vaccines could reach approximately $6 billion in 2010. IMS has estimated that the cancer market will mushroom from $48 billion to $75 billion in 2012 with biopharma companies anticipating that cancer vaccines will grab a large slice of the market (Fierch Biotech, March 23, 2010). The goal of TapImmune management is to have the FDA approve our cancer vaccines within the next few years so that we can secure a portion of this market.

Management also believes that our prophylactic vaccine adjuvant will improve the creation of new vaccines and enhance the efficacy of current vaccines. It will be a key business development strategy to pursue additional partnerships and joint research and development ventures with vaccine manufacturers and pharmaceutical companies to bring new and improved vaccines to market. This strategy includes the development of vaccines for pandemic diseases and for bioterrorism threats. Management believes that our adjuvant will increase the potency of many of the currently available vaccines and lead to the creation of better, more effective new vaccines, thereby allowing us to participate in this large market through novel new products and in combination with existing vaccines.

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Research and Development Efforts
We direct our research and development efforts towards the development of immunotherapeutic and prophylactic vaccine products for the treatment of cancer and protection against pathogenic microbes respectively, using our proprietary TAP technology. We have focused our efforts initially on the development of a therapeutic vaccine for applications in cancer treatment while demonstrating the breadth of the TAP technology for the development of prophylactic vaccines and its ability to complement currently approved and emerging products in both cancer therapeutics and prophylactic vaccines against microbes. This approach allows us to pursue our own internal product development while positioning us to enter into multiple partnerships and licensing agreements. Our first generation TAP vaccines that have been used in animal preclinical studies are based on insertion of TAP genes into a proprietary modified adeno virus vector. For clinical studies, we plan to have this product manufactured using the PerC6 cell line licensed from Crucell Holland B.V. (“Crucell”). We have an opportunity to take advantage of our potential partners’ capabilities while reducing our overhead costs. Our relationship with the University of British Columbia (“UBC”) allowed us to conduct contract research and development by employing highly skilled scientists at UBC. The research and development team performed the basic research on the biological function of TAP and related licensed technology as well as preclinical animal studies in cancer and infectious diseases. Moving into the development phase, we plan to initiate a contract with a qualified CRO (contract research organization) for the production of clinical grade vaccine product to be used in preclinical and clinical studies that require production facilities with Good Manufacturing Practices (“GMP”) and Good Laboratory Practices (“GLP”) certification. We will also plan to rely on our new partnerships with Aeras and Mayo Clinic to demonstrate the use of TAP in a new TB and smallpox vaccine candidates as well as new HER2/neu breast cancer vaccine. We also intend to develop second generation vaccines using TAP-encoding DNA plasmids.

Products and Technology in Development

TAP Cancer Vaccine
We previously developed our TAP Cancer Vaccine at the UBC Biomedical Research Centre under an agreement we refer to in this report as our “Collaborative Research Agreement”. This therapeutic cancer vaccine candidate, to be tested in preclinical toxicology studies, will, if successfully developed, include the patented use of the TAP-1 gene to restore the TAP protein, with the objective being to develop the TAP technology as a therapeutic cancer vaccine that will restore the normal immune recognition of cancer cells. The TAP Cancer Vaccine will be targeted at those cancers that are deficient in the TAP protein, which include breast cancer, prostate cancer, lung cancer, liver cancer, melanoma, renal cancer and colorectal cancer.

Management believes that the TAP Cancer Vaccine will deliver the genetic information required for the production of the TAP protein in the target cancer cell. This will trigger the cancer cell’s ability to effectively identify itself to the body’s immune system by transporting the cancer antigen peptides to the cell surface using the individual’s specific MHC Class I proteins. As a result, we believe that the immune response could be targeted to the entire repertoire of cancer antigen peptides produced by the cancer cell, rather than just to a single cancer antigen, as delivered by current cancer vaccines. The TAP Cancer Vaccine could allow the immune response to respond to the cancer even if the TAP protein and genetic information were only delivered to a small portion of the cancer cells. In addition, the TAP Cancer Vaccine would generate an immune response to any TAP-deficient cancer, regardless of the patient’s individual genetic variability either in the MHC Class I proteins or in the cancer-specific proteins and resultant peptides.

In general, a “cancer vaccine” is a therapy whose goal is to stimulate the immune system to attack tumors. Management believes that most current cancer vaccines contain either cancer-specific proteins that directly activate the immune system or contain genetic information, such as DNA, that encodes these cancer-specific proteins. Management believes that there are a number of key conditions that must be met before a cancer vaccine can be effective in generating a therapeutic immune response: (i) the cancer antigen peptide delivered by the vaccine has to be recognized by the immune system as “abnormal” or “foreign” in order to generate a strong and specific T-cell response; (ii) the same cancer antigen peptide has to be displayed on the surface of the cancer cells in association with the MHC Class I proteins; and (iii) these cancer antigen peptides then have to be sufficiently different from normal proteins in order to generate a strong anti-tumor response.

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If these conditions are all met, then management believes that such cancer vaccines should generate a sufficiently strong immune response to kill the cancer cells. However, the identification of suitable cancer-specific antigen proteins to use in these therapeutic vaccines has proven extremely complex. In addition, the MHC Class I proteins are highly variable, with over 100 different types in humans and, as a result, any one-cancer antigen peptide will not produce an immune response for all individuals. Cancers are “genetically unstable” and their proteins are highly variable, so that the selected cancer antigen protein may result in the immune system only attacking a small subset of the cancerous cells.

Laboratory Testing of the TAP Cancer Vaccine
We have completed small animal pre-clinical animal testing of our TAP Cancer Vaccine to the extent that is required as a prerequisite for further preclinical toxicology analysis and Investigational New Drug (or “IND”) application to the FDA. The pre-clinical testing of the TAP Cancer Vaccine to date included the evaluation of several strains of vaccinia and adenovirus vectors to assess their respective ability to deliver the correct genetic information allowing expression of the TAP protein in tumors, the selection and licensing of the vector from Crucell and the identification and entering into an agreement, that we refer to in this report as our “Production Services Agreement”, with a CRO, a GMP manufacturer, for subsequent production of the TAP Cancer Vaccine. We have to complete the performance of toxicology studies using the TAP Cancer Vaccine on at least two animal species to confirm its non-toxicity. In addition, we must complete initial vaccine production, and develop internal and external clinical trials, support personnel and infrastructure before commencing clinical trials.

Once the formal pre-clinical testing is completed, we intend to compile and summarize the data and submit it to the United States Federal Drug Administration (or “FDA”) and/or the Canadian Health Canada (or “HC”), and/or other national regulatory agencies, in the form of an investigational new drug application. We anticipate that these applications would include data on vaccine production, animal studies and toxicology studies, as well as proposed protocols for the Phase I human clinical trials, described below.

Phase I Human Clinical Trials
Management believes that, subject to the completion of remaining pre-clinical work and financing, estimated at approximately $5,000,000, the Phase I human clinical trials could commence in 2011 depending on how quickly funding or an appropriate partnership is in place. The Phase I human clinical trials will be designed to provide data on the safety of the TAP Cancer Vaccine when used alone or as a component of a cancer vaccine in humans. If the latter strategy is employed the clinical trial design and specific cancer indication will be dependent upon the collaboration.

Clinical trials to support new drug applications are typically conducted in three sequential phases, although the phases may overlap. During Phase I there is an initial introduction of the therapeutic candidate into healthy human subjects or patients. The drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to assess the clinical activity of the drug in specific targeted indications, assess dosage tolerance and optimal dosage and continue to identify possible adverse effects and safety risks. If the therapeutic candidate is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites.

HER2/neu Vaccine Technology – Mayo Clinic

On June 1, 2010, we signed an exclusive licensing option agreement with the Mayo Clinic, Rochester MN for clinical development of a new HER2/neu breast cancer vaccine technology. Under the principle investigator Dr Keith Knutson, an IND application followed by Phase 1 clinical studies could begin as early Q1 2011.

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Infectious Disease Application for “TAP” Adjuvant
TapImmune plans to develop or license out our technology for the creation of enhanced viral vaccines, such as for smallpox and others, based on our findings that TAP can augment immune responses. We have presented data showing that increasing TAP expression in TAP-competent antigen presenting cells (APCs) and/or virus infected cells increases the antigenic peptide associated with MHC class I expression on the cell surface, and leads to increased specific T cell-mediated immune responses. We believe this technology can add great value to the creation of new vaccines and enhance those that already exist. Our collaboration with Aeras TB Foundation is evidence of this, and we will continue to pursue additional partnerships and collaborations as a key strategy to expand our R&D program to optimize resources and to reduce costs and development times.

Strategic Relationships

Crucell Holland B.V. Research License and Option Agreement
Effective August 7, 2003, we entered into a five-year research license and option agreement with Crucell Holland B.V. (“Crucell”), whereby Crucell granted us a non-exclusive worldwide license for the research use of its packaging cell (PerC6) technology. We were required to make certain payments over the five-year term totaling Euro €450,000 (approximately $510,100). The license was dormant with an outstanding balance owing of 170,000 Euro ($248,938) that was included in research obligations. Management completed a settlement for the remaining balance including a €17,000 cash payment and the issuance of 265,000 shares of the Company’s restricted common stock.

Effective August 7, 2008, we negotiated an amended license agreement for the use of Crucell’s adenovirus technology. We are required to make annual license payments on the anniversary of the effective date for the three year term equal to €75,000 per annum. As at June 30, 2010, we have accrued $91,541 (€68,500) under the amended agreement.

National Institute of Allergy and Infectious Diseases
We signed a License Agreement with the National Institute of Health (USA) for the use of the Modified Vaccinia Ankora (MVA) virus for the development of vaccines. We will continue to license this technology for the development of prophylactic vaccines against infectious diseases. Under the terms of this agreement, we are required to pay a royalty of $2,500 per year. This license is expected to be renegotiated pending adequate funding.

Aeras Global TB Foundation
On February 1, 2010, we announced our collaboration intent with Aeras Global TB Foundation. Aeras, one of the foremost non-profit organizations is developing new approaches for tuberculosis (“TB”) vaccines, which is dedicated to the development of effective TB vaccine regimens that will prevent tuberculosis in all age groups and will be affordable, available and adopted worldwide.

Mayo Clinic HER2/neo ~~Breat~~Breast Cancer Vaccine
In June 2010, TapImmune signed an exclusive Licensing Option agreement with the Mayo Clinic in Rochester, Minnesota, for the clinical development of a vaccine technology to treat breast cancer. The technology targets a novel set of antigens on the human epidermal growth factor receptor 2 (HER-2/neu) receptor that were identified in breast cancer patients with pre-existent immunity. It has a number of potential advantages for the development of a breast cancer vaccine that may use both MHC class I and class II pathways to address a broad patient population (Source: Clinical Cancer Research 16[3]:825-34, 2010). The technology may also elicit a longer immune response versus traditional immunotherapies.

The option to license this technology can be exercised after Phase I clinical trials under terms agreed between Mayo Clinic and TapImmune. Upon obtaining IND approval, TapImmune and the Mayo Clinic will likely execute a Sponsored Research agreement.

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Mayo Clinic  Smallpox Vaccine
On August 4th 2010, we announced a Research and Technology License Option Agreement with Mayo Clinic, Rochester, MN, for the development of a smallpox vaccine. The research will be conducted by Gregory Poland M.D. at Mayo Clinic, to evaluate novel peptide antigens together with TapImmune’s proprietary TAP technology. TapImmune also has an exclusive Option to the smallpox vaccine technology after research studies are completed under the terms of the agreement.

Our collaborator on the new smallpox vaccine, Dr Gregory Poland, is a world-renowned expert on the development of vaccines for infectious disease and leads the Translational Immunovirology and Biodefense Program at the Mayo Clinic. It is the broad goal of TapImmune to determine whether TAP can be a platform technology for improving the efficacy of vaccines designed to combat additional viral threats in the biodefense field.

In preclinical studies our TAP technology improved the efficacy of a vaccinia (Pox) virus vaccine by over a 100 fold.

Other Technology
On February 16, 2004, we added to our technology portfolio by expanding the License Agreement (now assigned under the purchase agreement) with UBC to include a technological method that identifies agonists or antagonists antigen presentation to the immune system by normal and cancerous cells. Management believes that this technology can be used to screen and select new drugs that regulate immune responses.

Intellectual Property, Patents and Trademarks
Patents and other proprietary rights are vital to our business operations. We protect our technology through various United States and foreign patent filings, and maintain trade secrets that we own. Our policy is to seek appropriate patent protection both in the United States and abroad for its proprietary technologies and products. We require each of our employees, consultants and advisors to execute a confidentiality agreement upon the commencement of any employment, consulting or advisory relationship with us. Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not be disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions conceived of by an employee shall be our exclusive property.

Patent applications in the United States are maintained in secrecy until patents are issued. There can be no assurance that our patents, and any patents that may be issued to us in the future, will afford protection against competitors with similar technology. In addition, no assurances can be given that the patents issued to us will not be infringed upon or designed around by others or that others will not obtain patents that we would need to license or design around. If the courts uphold existing or future patents containing broad claims over technology used by us, the holders of such patents could require us to obtain licenses to use such technology.

Pursuant to the acquisition agreement with UBC, we acquired the portfolio of intellectual property as follows:

Method of Enhancing Expression of MHC Class I Molecules Bearing Endogenous Peptides
On March 26, 2002, the United States Patent and Trademark Office issued US Patent No. 6,361,770 to UBC for the use of TAP-1 as an immunotherapy against all cancers. The patent is titled “Method of Enhancing Expression of MHC Class I Molecules Bearing Endogenous Peptides” and provides comprehensive protection and coverage to both in vivo and ex vivo applications of TAP-1 as a therapeutic against all cancers with a variety of delivery mechanisms. The inventors were Dr. Jefferies, Dr. Reinhard Gabathuler, Dr. Gerassinmoes Kolaitis and Dr. Gregor S.D. Reid, who collectively assigned the patent to UBC under an assignment agreement. The patent expires March 23, 2014. We have pending applications for patent protection for this patent in Europe and in Japan.

Method of Enhancing an Immune Response
U.S. patent No. 7,378,087, issued May 27 2008. The patent claims relate to methods for enhancing the immune response to tumor cells by introducing the TAP molecule into the infected cells. Patent applications are pending on other aspects of the ~~company~~Company’s technology. The inventors were Jefferies, Wilfred A.; Zhang, Qian-Jin; Chen, Susan Shu-Ping; Alimonti, Judie B., who collectively assigned the patent to UBC under an assignment agreement.

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Method of Identifying MHC Class I Restricted Antigens Endogenously Processed by a Secretory Pathway
On August 11, 1998, the U.S. Patent and Trademark Office issued US Patent No. 5,792,604 to UBC, being a patent for the use of bioengineered cell lines to measure the output of the MHC Class I restricted antigen presentation pathway as a way to screen for immunomodulating drugs. The patent is titled “Method of Identifying MHC Class I Restricted Antigens Endogenously Processed by a Secretory Pathway.”  This patent covers the assay which can identify compounds capable of modulating the immune system. The inventors were Dr. Jefferies, Dr. Gabathuler, Dr. Kolaitis and Dr. Reid, who collectively assigned the patent to UBC under an assignment agreement. The patent expires on March 12, 2016. We have been granted patent protection for this patent in Finland, France, Germany, Italy, Sweden Switzerland and the United Kingdom, and have applied for patent protection in Canada and Japan.

TAP Vaccines and other filings
Patent applications have been filed by TapImmune and UBC in respect of our technologies and those currently under assignment. In December 2006, January, November, and December 2007 we made additional filings as continuations or new filings with regard to the same technologies as well as their applications in infectious diseases. We intend to continue to work with UBC to file additional patent applications with respect to any novel aspects of our technology to further protect our intellectual property portfolio. As disclosed in previous filings, additional patents have been acquired under the execution of the option agreement. An invention that describes the use of bio-acceptable substances to promote the transcription of the TAP-1 gene in TAP-1 expression-deficient cells was filed in July 2009. The patent is entitled “HAT acetylation promoters and uses of compositions thereof in promoting immunogenicity”.

Plan of Operation and Funding
Management believes that as a result of a significant debt settlement and restructuring in July 2009, we are well positioned and have a balance sheet that has been restructured to make it possible to go to the equity market to raise the estimated $5,000,000 necessary over the next two years for expenses associated with the balance of pre-clinical development and completion of toxicology trials for the TAP Cancer Vaccine and prophylactic vaccine development and for various operating expenses.

2008 and 2009 were very challenging years in the capital markets. We have been able to secure over $2,000,000 enabling us to complete our restructure, ensure our important patent work continued along and pursue our business development initiatives. These initiatives resulted in a collaboration agreement with Aeras Global Tuberculosis Foundation, a new license agreement with Crucell Holland and in this quarter and subsequent, two development  and license partnership with the Mayo Clinic, (Rochester MN) giving us the opportunity to ~~advacnce~~advance multiple product candidates to the market.
Along with Aeras Global TB Foundation we have now added an additional collaboration with the Mayo Clinic in Breast Cancer.

We are extremely pleased that these world class institutions have identified the uniqueness and the potential of our technology platform and the opportunities we are pursuing.

We have not generated any cash flows from operations to fund our operations and activities due primarily to the nature of lengthy product development cycles that are normal to the biotech industry. Therefore, we must raise additional funds in the future to continue operations. We intend to finance our operating expenses with further issuances of common stock and/or debt. Although we do not currently have funds to continue operations for more than four months, we believe that future investment, if successful, should be adequate to fund our operations over the next 24 months. Thereafter, we expect we will need to raise additional capital to meet long-term operating requirements. Our future success and viability are dependent on our ability to raise additional capital through further private offerings of our stock or loans from private investors. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, we may not be able to conduct our proposed business operations successfully, which could significantly and materially restrict or delay our overall business operations.

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Results of Operations

In this discussion of the Company’s results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009

We are a development stage company. We recorded a net loss of $~~1,297,000~~1,339,000 during the three months ended June 30, 2010 compared to net ~~income~~loss of $~~115,000~~13,022,000 for the three months ended June 30, 2009.

Operating costs increased to $~~1,324,000~~1,283,000 during the three months ended June 30, 2010 compared to $454,000 in the prior period. Significant changes in operating expenses are outlined as follows:

●
Consulting fees decreased to $~~91,000~~27,000 during the three months ended June 30, 2010 from $193,000 during the prior period, due primarily to business development services relating to debt restructuring that were in place during the prior period.

●
Consulting fees – stock-based increased to $208,000 during the three months ended June 30, 2010 from $Nil during the prior period. The current period expense consists of the fair value of option, stock and warrant grants earned during the period.

●
General and administrative expenses increased to $94,000 in the three months ended June 30, 2010 from $18,000 in the prior period, with the increase resulting primarily from a higher investor relations activities in the current period.

●
Interest and finance charges increased to $~~147,000~~170,000 during the three months ended June 30, 2010 from $57,000 during the prior period. Current and prior period interest charges are primarily accretion of interest and the fair value of warrants issued with promissory notes.

●
Management fees increased to $75,000 during the three months ended June 30, 2010 from $52,000 during the prior period. Our Board of Directors and management were reorganized during the prior year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

●
Management fees – stock-based increased to $324,000 during the three months ended June 30, 2010 from $10,000 during the prior period. The current and prior period expense consists of the fair value of option grants earned during the period.

●
Professional fees increased to $278,000 during the three months ended June 30, 2010 from $142,000 during the prior period, due to significant activity relating to financing and debt restructuring in the current period.

●
Research and development increased to $107,000 during the three months ended June 30, 2010 from ($20,000) during the prior period. Our Board of Directors and management were reorganized during the year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009

We recorded a net loss of $~~2,953,000~~2,974,00 during the six months ended June 30, 2010 compared to a net loss of $~~337,000~~13,4745,000 for the six months ended June 30, 2009.

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Operating costs increased to $~~2,931,000~~2,913,000 during the six months ended June 30, 2010 compared to $940,000 in the prior period. Significant changes in operating expenses are outlined as follows:

●
Consulting fees decreased to $~~103,000~~39,000 during the six months ended June 30, 2010 from $233,000 during the prior period, due primarily to business development services relating to debt restructuring that were in place during the prior period.

●
Consulting fees – stock-based increased to $1,072,000 during the six months ended June 30, 2010 from $Nil during the prior period. The current period expense consists of the fair value of option, stock and warrant grants earned during the period.

●
General and administrative expenses increased to $110,000 in the six months ended June 30, 2010 from $42,000 in the prior period, with the increase resulting primarily from a higher investor relations activities in the current period.

●
Interest and finance charges decreased slightly to $~~313,000~~336,000 during the six months ended June 30, 2010 from $257,000 during the prior period. Current and prior period interest charges are primarily accretion of interest and the fair value of warrants issued with the convertible note payable.

●
Management fees increased to $144,000 during the six months ended June 30, 2010 from $127,000 during the prior period. Our Board of Directors and management were reorganized during the prior year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

●
Management fees – stock-based increased to $648,000 during the six months ended June 30, 2010 from $24,000 during the prior period. The current and prior period expense consists of the fair value of option grants earned during the period.

●
Professional fees increased to $414,000 during the six months ended June 30, 2010 from $250,000 during the prior period due to significant activity relating to financing and debt restructuring in the current period].

●
Research and development increased to $150,000 during the six months ended June 30, 2010 from $4,000 during the prior period. Our Board of Directors and management were reorganized during the year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer has been allocated to research and development.

Liquidity and Capital Resources

Since inception, we have continued to incur development related expenses which have resulted in the accumulation of a substantial deficit during the development stage. We will require significant additional financial resources and will be dependant on future financings to fund our ongoing research and development as well as other working capital requirements.

As of June 30, 2010, we had total assets of $~~465,000,~~671,000, total liabilities of $~~885,000~~2,408,000 and a deficit of $~~28,205,000~~41,385,000 accumulated during the development stage. Generally, we have financed our operations through the proceeds from convertible notes and the private placement of equity securities as noted in Financing Activities below.

Cash and Working Capital
We had cash and cash equivalents of $450,000 as of June 30, 2010, compared to cash of $141,000 at December 31, 2009 and $12,000 at June 30, 2009. We had working capital deficiency of $~~420,000~~1,737,000 as of June 30, 2010, compared to a working capital deficiency of $629,000 as of December 31, 2009 and working capital deficiency of $834,000 as of June 30, 2009.

Operating Activities
Net cash used in operating activities during the six months ended June 30, 2010 was $534,000 compared to $300,000 during the prior period. We had no revenues during the current or prior periods. Operating expenditures increased during the current period due to higher legal fees associated with debt and note settlement, a new agreement with Mayo Foundation and higher consulting fees for investor relation services provided by Financial Insights offset by lower non-cash accretion of interest charges related to convertible debentures.

Investing Activities
Net cash used in investing activities during the three months ended June 30, 2010 was $Nil compared to $Nil during the prior period.

Financing Activities
Net cash provided by financing activities during the six months ended June 30, 2010 was $842,000 compared to $311,000 during the prior period. Current period financing consisted of advances from related parties and proceeds from convertible notes and prior period financing also included proceeds from the same sources.

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At June 30, 2010, we had 3,618,000 stock options and 24,875,300 share purchase warrants outstanding. The outstanding stock options had a weighted average exercise price of $0.97 per share, with the warrants having a weighted average exercise price of $0.44 per share. Accordingly, as of June 30, 2010, the outstanding options and warrants represented a total of 28,493,300 shares issuable for proceeds of approximately $14,689,000, if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised or that those warrants that contain a cashless exercise provision will not be exercised on a cashless basis.

As of June 30, 2010, we anticipate that we will need significant financing to enable us to meet our anticipated expenditures for the next 24 months, which are expected to be in the range of $5,000,000 assuming a single Phase 1 clinical trial.

Going Concern
Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. Our ability to continue as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and pay our liabilities arising from our business operations when they come due. We intend to finance our anticipated operating expenses with further issuances of common stock through private placement offerings or loans from private investors. Management believes that the Company will be able to continue limited operations with accommodations from debt holders and additional temporary short term funding over the next twelve months. Due to capital market conditions, funding continues to be challenging. It is unlikely the Company will be able to continue as a going concern past a twelve month horizon if significant equity funding is not raised within this period.

Off-Balance Sheet Arrangements
Other than as disclosed in the financial statements, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies
Our consolidated financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our consolidated financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Refer to Note 2 of our consolidated financial statements for our year ended December 31, 2009 for a summary of significant accounting policies.

Item 3. ~~Quantitive~~ Quantitative and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

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Item 4.Controls and Procedures

Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals.

Management’s Report on Internal Control Over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Principal Executive Officer and Principal Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with United States generally accepted accounting principles (“US GAAP”).

As of June 30, 2010, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, as at June 30, 2010 such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) inadequate entity level controls due to an ineffective audit committee resulting from a lack of independent members on the current audit committee and a lack of outside directors on our board of directors; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; (4) ineffective controls over period end financial disclosure and reporting processes; (5) incorrect classification of fair value of warrants to additional paid-in capital instead of as a derivative liability on the balance sheet.

Management believes that none of the material weaknesses set forth above had a material adverse effect on the Company's financial results for the three months ended June 30, 2010, but management is most concerned that the material weakness in entity level controls set forth in item (1) results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, it could result in a material misstatement in our financial statements in future periods.

We are committed to improving our financial organization. As part of this commitment, we will continue to enhance our internal control over financial reporting by: i) expanding our personnel, ii) improving segregate duties consistent with control objectives, iii) appointing one or more outside directors to our board of directors who shall be appointed to our audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management; and iv) preparing and implementing sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

27

Management believes that the appointment of one or more outside directors, who shall be appointed to a fully functioning audit committee, will remedy the ineffective audit committee and a lack of outside directors on our Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes. Further, management believes that the hiring of additional personnel will result in improved segregation of duties and provide more checks and balances within the financial reporting department.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action by implementing additional enhancements or improvements, or deploying additional human resources as may be deemed necessary.

Changes in Internal Control Over Financial Reporting
There have been no changes in our internal control over financial reporting during the three months ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1.Legal Proceedings

As of the date of this Quarterly Report, no director, officer, affiliate or beneficial owner of more than 5% of our common stock is (i) a party adverse to us in any legal proceeding, or (ii) has an adverse interest to us in any legal proceeding. Management is not aware of any other legal proceedings pending or that have been threatened against us or our properties.

Item 1A.Risk Factors

Not Applicable.

Item 2.Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.Defaults Upon Senior Securities

None.

Item 4.(Removed and Reserved)

Not Applicable.

Item 5.Other Information

None.

Item 6.Exhibits

The following exhibits are included with this Quarterly Report on Form 10-Q:

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1933, as amended.
31.2	Certification of Acting Principal Accounting Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1933, as amended.
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Acting Principal Accounting Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

28

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAPIMMUNE INC.
/s/ Glynn Wilson ________________________________
Glynn Wilson Chairman and Principal Executive Officer Date: September [--], 2011. ~~August 23, 2010~~
/s/ Denis Corin __________________________________
Denis Corin Chief Financial Officer and Acting Principal Accounting Officer Date: September [--], 2011. ~~August 23, 2010~~

Exhibit 31.1

CERTIFICATION

I, Glynn Wilson, certify that:

(1)	I have reviewed this Report on Form 10-Q for the quarterly period ended June 30, 2010 of TapImmune Inc.;

(2)
Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting in the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September [--], 2011.  ~~August 23, 2010~~
/s/ Glynn Wilson
By:           Glynn Wilson
Title:        Chairman and Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, Denis Corin certify that:

(1)	I have reviewed this Report on Form 10-Q for the quarterly period ended June 30, 2010 of TapImmune Inc.;

(2)
Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting in the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:    September [--], 2011.  ~~August 23, 2010~~
/s/ Denis Corin
By:           Denis Corin
Title:        Chief Financial Officer and Acting Principal Accounting Officer

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Glynn Wilson, the Principal Executive Officer of TapImmune Inc. (the “Company”) hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his or her knowledge, the Report on Form 10-Q of TapImmune Inc., for the quarterly period ended June 30, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in the Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of TapImmune Inc.

Date:    ~~August 23, 2010~~
/s/ Glynn Wilson
By:           Glynn Wilson
Title:        Chairman and Principal Executive Officer

Exhibit 32.2

CERTIFICATION OF ACTING PRINCIPAL ACCOUNTING OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Denis Corin, the Acting Principal Accounting Officer of TapImmune Inc. (the “Company”) hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his or her knowledge, the Report on Form 10-Q of TapImmune Inc., for the quarterly period ended June 30, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in the Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of TapImmune Inc.

Date:  September [--], 2011.  ~~August 23, 2010~~
/s/ Denis Corin
By:           Denis Corin
Title:        Chief Financial Officer and Acting Principal Accounting Officer

Exhibit D

Draft Form 10-Q/A for the quarter ended September 30, 2010

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

(Amendment No. 1)

☒           Quarterly Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the quarterly period ended September 30, 2010

☐           Transition Report Under Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _____ to _____.

Commission File Number: 000-27239

TAPIMMUNE INC.
(Name of registrant in its charter)
NEVADA	88-0277072
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2815 Eastlake Avenue East, Suite 300 Seattle	98102
(Address of principal executive offices)	(Zip Code)

(206) 336-5560
(Issuer's telephone number)

 Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒   No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or a smaller reporting company. See definition of “accelerated filer”, “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

☐  Large accelerated filer                                                                           ☐  Accelerated filer
☐  Non-accelerated filer (Do not check                                                   ☒  Smaller reporting company
      if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐   No  ☒

As of October 31, 2010, the Company had 40,256,026 shares of common stock issued and outstanding.

EXPLANATORY NOTE

This Amendment No. 1 on Form 10-Q/A (the “Form 10-Q/A”) to the Quarterly Report on Form 10-Q for TapImmune Inc. (“we” or the “Company”) for the quarterly period ended September 30, 2010, initially filed with the Securities and Exchange Commission (the “SEC”) on November 22, 2010 (the “Original Filing”), is being filed to report restated Stockholders’ deficit and Accumulated paid-in capital relating to revaluation and reclassification of accounting for debt settlement transactions in fiscal year ended December 2009 and recognition of derivative liabilities relating to embedded warrants in the convertible notes in the current period. The restatement of the Company’s accounting for the debt settlement transactions and recognition of derivative liabilities arose in connection with comments received from the staff of the SEC in its review of the Company’s periodic SEC filings.

As a result, and as previously disclosed in filings made with the SEC, on April 6, 2011, the Board of Directors of the Company, determined that the Company’s previously issued consolidated unaudited financial statements and reports filed with the SEC for the quarterly period ended September 30, 2010 should not be relied upon. For a more detailed description of the effects of the restatement, see further discussion in Note 1A, “Restatement of Consolidated Financial Statements” to our consolidated financial statements included in Part I, Item 1 of this report.

For the convenience of the reader, this Form 10-Q/A sets forth the Original Filing in its entirety. However, this Form 10-Q/A only amends and restates Items 1 and 2 of Part I of the Original Filing, in each case, solely as a result of, and to reflect, the restatement and comments of the SEC, and no other information in the Original Filing is amended hereby. The foregoing items have not been updated to reflect other events occurring after the Original Filing or to modify or update those disclosures affected by subsequent events. In addition, pursuant to the rules of the SEC, Item 6 of Part II of the Original Filings has been amended to contain currently dated certifications from the Company’s Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and are attached as Exhibits 31.1, 31.2, 32.1 and 32.2 to this report.

Except for the foregoing amended information, this Form 10-Q/A continues to speak as of the dates of the Original Filing, and the Company has not updated the disclosures contained herein to reflect events that occurred at a later date. Other events occurring after the filings of the Original Filings or other disclosures necessary to reflect subsequent events will be addressed in any reports filed with the SEC subsequent to this filing.

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

Description	Page

Consolidated Balance Sheets as of September 30, 2010 (Unaudited) and December 31, 2009	2

Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2010 and 2009 and for the Period from July 27, 1999 (Inception of Development Stage) to September 30, 2010 (Unaudited)	3

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2010 and 2009 and for the Period from July 27, 1999 (Inception of Development Stage) to September 30, 2010 (Unaudited)	4

Notes to the Consolidated Financial Statements (Unaudited)	5

TAPIMMUNE~~,~~ INC.
(A Development Stage Company)
CONSOLIDATED BALANCE SHEETS

	September 30, 2010	December 31, 2009
	(Unaudited) (As restated)	(As restated)
ASSETS
Current Assets
Cash	$ 144,741	$ 141,431
Due from government agency	1,051	1,033
Prepaid expenses and deposits (Note ~~7~~8)	700	214,501
Deferred financing costs (Note 5)	148,131	-

	$ ~~146,492~~ 294,623	$ 356,965

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities
Accounts payable and accrued liabilities	$ 655,978	$ 586,556
Research agreement obligations (Note 3)	119,080	45,676
Derivative liability – conversion option (Note 4)	262,933	-
Derivative liability – warrants (Note 4)	1,068,375	-
Convertible note payable (Note ~~4~~5)	370,740	203,021
Notes payable and secured loan (Note ~~4~~5)	-	135,000
Due to related parties (Note ~~5~~6)	157,479	16,100
	~~1,303,277~~ 2,634,585	986,353

~~Commitments and Contingencies (Notes 1, 3, 4 and 8)~~

Stockholders’ Deficit
Capital stock (Note ~~6~~7)
Common stock, $0.001 par value, 150,000,000 shares authorized
40,256,026 shares issued and outstanding (2009 – 38,361,674)	40,256	38,362
Additional paid-in capital	~~28,187,821~~ 40,049,859	~~24,152,319~~ 37,289,357
Shares and warrants to be issued	27,523	513,733
Deficit accumulated during the development stage	~~(29,353,539)~~ (42,398,754)	~~(25,274,076)~~ (38,411,114)
Accumulated other comprehensive loss	(58,846)	(59,726)
	(2,339,962)	(629,388)

	$ ~~146,492~~ 294,623	$ 356,965

RESTATEMENT (Note 1(A))

Commitments and Contingencies (Notes 1, 3, 5 and 9)

The accompanying notes are an integral part of these consolidated financial statements.

1

TAPIMMUNE~~,~~ INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,		July 27, 1999 (inception of development stage) to September 30,
	2010 (As restated)	2009 (As restated)	2010 (As restated)	2009 (As restated)	2010 (As restated)

Expenses
Consulting fees	$ 28,000	$ 86,514	$ ~~130,699~~ 66,699	$ 319,950	$ ~~1,901,905~~ 1,837,905
Consultant compensation – stock-based (Note 6)	70,015	27,500	1,142,141	27,500	4,933,958
Depreciation	-	56	-	3,741	213,227
General and administrative	32,827	12,760	142,870	54,266	2,551,326
Interest and finance charges (Note 4 and 5)	~~400,820~~ 458,565	319,969	~~713,449~~ 794,418	577,073	~~4,624,052~~ 4,705,021
Management fees (Note 5)	54,300	63,300	198,400	190,942	2,392,877
Management compensation – stock- based (Notes 5 and 6)	325,977	-	973,977	23,500	3,821,027
Professional fees	170,657	213,079	584,564	462,747	3,899,013
Research and development (Note 5)	93,517	25,069	243,380	28,979	5,660,772
Research and development – stock-based	-	-	-	-	612,000
	~~1,176,113~~ 1,233,858	748,247	~~4,129,480~~ 4,146,449	1,688,697	~~30,610,157~~ 30,627,126

Net Loss Before Other Items	~~(1,176,113)~~ (1,233,858)	(748,247)	~~(4,129,480)~~ (4,146,449)	(1,688,697)	~~(30,610,157)~~ (30,627,126)

Other Items
Foreign exchange (loss) gain	(2,022)	(31,400)	(3,572)	(44,706)	41,018
Changes in fair value of derivative liabilities (Note 4)	191,867	-	1,724,217	-	1,724,217
Loss on debt financing (Note 5)	-	-	(1,615,425)	-	(1,615,425)
Gain (loss) on settlement of debt (Note 1A)	30,000	(11,314)	53,589	~~607,736~~ (12,529,302)	~~1,187,655~~ (11,949,383)
Interest income	-	83	-	2,746	33,344
Loss on disposal of assets	-	-	-	(5,399)	(5,399)

Net Loss for the Period	~~(1,148,135)~~ (1,014,013)	(790,878)	~~(4,079,463)~~ (3,987,640)	~~(1,128,320)~~ (14,265,358)	~~(29,353,539)~~ (42,398,754)

Deficit Accumulated During the Development Stage, beginning of period	~~(28,205,404)~~ (41,384,741)	~~(21,149,548)~~ (34,286,586)	~~(25,274,076)~~ (38,411,114)	(20,812,106)	-

Deficit Accumulated During the Development Stage, end of period	$~~(29,353,539)~~ (42,398,754)	$~~(21,940,426)~~ (35,077,464)	$~~(29,353,539)~~ (42,398,754)	$~~(21,940,426)~~ (35,077,464)	$~~(29,353,539)~~ (42,398,754)

Basic and Diluted Net Loss per Share	$ (0.03)	$ (0.02)	$ (0.10)	$ ~~(0.08)~~ (1.04)

Weighted Average Number of Common Shares Outstanding	40,042,202	35,982,604	39,650,563	13,727,147

The accompanying notes are an integral part of these consolidated financial statements.

2

TAPIMMUNE~~,~~ INC.
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Nine Months Ended September 30,	Nine Months Ended September 30,	July 27, 1999 (inception of development stage) to September 30,
	2010 (As restated)	2009 (As restated)	2010 (As restated)

Cash Flows from Operating Activities
Net loss	$ ~~(4,079,463)~~ (3,987,640)	$ ~~(1,128,320)~~ (14,265,358)	$ ~~(29,353,539)~~ (42,398,754)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	-	3,740	213,228
Non-cash loss on debt financing	1,615,425	-	1,615,425
Changes in fair value of derivative liabilities	(1,724,217)	-	(1,724,217)
(Gain) loss on settlement of debts	(53,589)	~~(607,736)~~ 12,529,302	~~(1,187,655)~~ 11,949,383
Loss on disposal of assets	-	5,399	5,399
Non-cash interest and finance fees	~~713,449~~ 771,799	480,423	~~4,261,538~~ 4,319,888
Stock-based compensation	2,116,118	51,000	9,383,235
Changes in operating assets and liabilities:
Due from government agency	(31)	32,255	(1,064)
Prepaid expenses and receivables	(30,700)	(90,480)	(24,700)
Deferred financing costs	41,381	-	41,381
Accounts payable and accrued liabilities	~~410,489~~ 327,727	589,287	~~2,896,502~~ 2,813,740
Research agreement obligations	73,404	(25,467)	337,211
Net Cash Used in Operating Activities	(850,323)	(689,899)	(13,469,845)

Cash Flows from Investing Activities
Purchase of furniture and equipment	-	-	(218,626)
Cash acquired on reverse acquisition	-	-	423,373
Net Cash Provided by Investing Activities	-	-	204,747

Cash Flows from Financing Activities
Issuance of common stock, net	-	-	9,622,125
Convertible notes	712,254	350,000	1,370,704
Notes and loans payable	-	135,000	919,845
Subscription advances	-	200,000	-
Advances from related parties	141,379	50,153	1,497,165
Net Cash Provided by Financing Activities	853,633	735,153	13,409,839

Net Increase in Cash	3,310	45,254	144,741

Cash, Beginning of Period	141,431	987	-

Cash, End of Period	$ 144,741	$ 46,241	$ 144,741

Supplemental cash flow information and non-cash investing and financing activities: (refer to Note 8)

The accompanying notes are an integral part of these consolidated financial statements.

3

TAPIMMUNE~~,~~ INC.
(A Development Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2010 (UNAUDITED)

NOTE 1: A:  RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Restatement relating to accounting for debt settlement transactions in fiscal year ended December 2009

We have restated our consolidated financial statements as of and for the nine months ended September 30, 2009 for changes to the Company’s accounting for debt settlement transactions. We had accounted for the equity issuance in settlement of $3,181,206 of debt by estimating the fair value from third party debt assignments instead of the quoted market value of the stock. Additionally, in connection with the debt settlement, the Company issued 2,000,000 shares pursuant to a consulting services agreement using a block discount from the quoted value of the stock. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for debt settlement transactions should be reviewed. As a result, we reviewed GAAP guidance, which states that, ‘a quoted market price in an active market is the best evidence of fair value and should be used as the basis for the measurement, if available.’ Based on this guidance we have concluded that the difference of $13,137,038 between the fair value recognized using the quoted market price and the debt settled amounts should be recognized as loss on debt settlement.

The impact of the restatement on the consolidated financial statements as of and for the three and nine months ended September 30, 2009, and from July 27, 1999 (inception) to September 30, 2009 is shown in the following tables:

As reported		Adjustment	As restated
Balance sheet data — September 30, 2009
Additional paid-in capital	$20,936,055	$13,137,038	$34,073,093
Deficit accumulated during the development stage	(21,940,426)	(13,137,038)	(35,077,464)

As reported		Adjustment	As restated
Consolidated Statement of Operations data For the three months ended September 30, 2009
Deficit Accumulated during the Development Stage, beginning of period	(21,149,548)	(13,137,038)	(34,286,586)
Deficit Accumulated during the Development Stage, end of period	(21,940,426)	(13,137,038)	(35,077,464)

As reported		Adjustment	As restated
Consolidated Statement of Operations data For the nine months ended September 30, 2009
Gain (loss) on settlement of debt	$607,736	$(13,137,038)	$(12,529,302)
Net loss for the period	(1,128,320)	(13,137,038)	(14,265,358)
Deficit Accumulated during the Development Stage, end of period	(21,940,426)	(13,137,038)	(35,077,464)
BASIC AND DILUTED NET LOSS PER SHARE	$(0.08)	$(0.96)	$(1.04)

4

As reported		Adjustment	As restated
Consolidated Statement of Operations data July 27, 1999 (inception) to September 30, 2009
Gain (loss) on settlement of debt	$780,746	$(13,137,038)	$(12,356,292)
Net loss for the period	(21,940,426)	(13,137,038)	(35,077,464)
Deficit Accumulated during the Development Stage, end of period	$(21,940,426)	$(13,137,038)	$(35,077,464)

As reported		Adjustment	As restated
Consolidated Statement of Cash Flows data For the nine months ended September 30, 2009
Net loss	$(1,128,320)	$(13,137,038)	$(14,265,358)
Gain on settlement of debt	(607,736)	13,137,038	12,529,302
NET CASH USED IN OPERATING ACTIVITIES	$(689,899)	$-	$(689,899)

As reported		Adjustment	As restated
Consolidated Statement of Cash Flows data From July 27, 1999 (inception) to September 30, 2009
Net loss	$(21,940,426)	$(13,137,038)	$(35,077,464)
Gain on settlement of debt	(780,746)	13,137,038	12,356,292
NET CASH USED IN OPERATING ACTIVITIES	$(12,187,695)	$-	$(12,187,695)

Restatement relating to recognition of derivative liabilities for the period ended June 30, 2010

We have restated our consolidated financial statements as of and for the nine months ended September 30, 2010 related to the Company’s accounting for embedded warrants in the convertible notes issued during the nine months ended September 30, 2010. We had recorded the fair value of the Series A Warrants, Series B Warrants and Series C Warrants to equity. Following discussions with the SEC in connection with comments issued by the staff of the SEC, the Company determined that its accounting for the warrants should be reviewed. As a result, we evaluated the application of ASC 815 Derivatives and Hedging (formerly SFAS No. 133) and ASC 815-40 Contracts in an Entity’s Own Equity to the issued and outstanding warrants to purchase common stock that were issued with the convertible notes during the nine months ended September 30, 2010 and those issued as finders’ fees. Based on the guidance in ASC 815 and ASC 815-40-25, the Company concluded these instruments are required to be accounted for as derivatives due to a ratchet down protection feature available on the exercise price (Note 5). Under ASC 815-40-25, the Company has recorded the fair value of these derivatives on its balance sheet at fair value with changes in the values reflected in the statements of operations as “Changes in fair value of derivative liabilities”.

5

The impact of the restatement on the consolidated financial statements as of and for the three and nine months ended September 30, 2010, and from July 27, 1999 (inception) to September 30, 2010 is shown in the following tables:

As reported		Adjustment	As restated
Balance sheet data — September 30, 2010

Deferred financing costs	$-	$148,131	$148,131
Total Assets	146,492	148,131	294,623
Derivative liability – conversion option	-	262,933	262,933
Derivative liability - warrants	-	1,068,375	1,068,375
Total liabilities	$1,303,277	$1,331,308	$2,634,585
Additional paid-in capital*	28,187,821	11,862,038	40,049,859
Deficit accumulated during the development stage*	(29,353,539)	(13,045,215)	(42,398,754)
Stockholders’ Deficit	$(1,156,785)	$(1,183,177)	$(2,339,962)
* Includes adjustments relating to accounting for debt settlement transactions in fiscal year ended December 2009

As reported		Adjustment	As restated
Consolidated Statement of Operations data For the three months ended September 30, 2010
Interest and finance charges	400,820	57,745	458,565
Net Loss Before Other Items	(1,176,113)	(57,745)	(1,233,858)
Changes in fair value of derivative liabilities	-	191,867	191,867
Loss on debt financing	-	(1,615,425)	(1,615,425)
Net Loss for the period	(1,148,135)	134,122	(1,014,013)
Deficit Accumulated during the Development Stage, beginning of period*	(28,205,404)	(13,179,337)	(41,384,741)
Deficit Accumulated during the Development Stage, end of period*	(29,353,539)	(13,045,215)	(42,398,754)

BASIC AND DILUTED NET LOSS PER SHARE	$(0.03)	$(0.00)	$(0.03)
* Includes adjustments relating to accounting for debt settlement transactions in fiscal year ended December 2009

As reported		Adjustment	As restated
Consolidated Statement of Operations data For the nine months ended September 30, 2010
Consulting fees	$130,699	$(64,000)	$66,699
Interest and finance charges	713,449	80,969	794,418
Net Loss Before Other Items	(4,129,480)	(16,969)	(4,146,449)
Changes in fair value of derivative liabilities	-	1,724,217	1,724,217
Loss on debt financing	-	(1,615,425)	(1,615,425)
Net Loss for the period	(4,079,463)	91,823	(3,987,640)
Deficit Accumulated during the Development Stage, beginning of period*	(25,274,076)	(13,137,038)	(38,411,114)
Deficit Accumulated during the Development Stage, end of period*	(29,353,539)	(13,045,215)	(42,398,754)

BASIC AND DILUTED NET INCOME (LOSS) PER SHARE	$(0.10)	$(0.00)	$(0.10)
* Includes adjustments relating to accounting for debt settlement transactions in fiscal year ended December 2009

6

As reported		Adjustment	As restated
Consolidated Statement of Operations data From July 27, 1999 (inception) to September 30, 2010
Consulting fees	$1,901,905	$(64,000)	$1,837,905
Interest and finance charges	4,624,052	80,969	4,705,021
Net Loss Before Other Items	(30,610,157)	(16,969)	(30,627,126)
Changes in fair value of derivative liabilities	-	1,724,217	1,724,217
Loss on debt financing	-	(1,615,425)	(1,615,425)
Gain (loss) on settlement of debt	1,187,655	(13,137,038)	(11,949,383)
Net Loss for the period	(29,353,539)	(13,045,215)	(42,398,754)
Deficit Accumulated during the Development Stage, end of period	$(29,353,539)	(13,045,215)	(42,398,754)

As reported		Adjustment	As restated
Consolidated Statement of Cash Flows data For the nine months ended September 30, 2010
Net loss	$(4,079,463)	$91,823	$(3,987,640)
Non-cash loss on debt financing	-	1,615,425	1,615,425
Changes in fair value of derivative liabilities	-	(1,724,217)	(1,724,217)
Non-cash interest and financing charges	713,449	58,350	771,799
Deferred financing costs	-	41,381	41,381
Accounts payable and accrued liabilities	410,489	(82,762)	327,727
NET CASH USED IN OPERATING ACTIVITIES	$(850,323)	$-	$(850,323)

As reported		Adjustment	As restated
Consolidated Statement of Cash Flows data From July 27, 1999 (inception) to September 30, 2010
Net loss	$(29,353,539)	$(13,045,215)	$(42,398,754)
Non-cash loss on debt financing	-	1,615,425	1,615,425
Changes in fair value of derivative liabilities	-	(1,724,217)	(1,724,217)
Gain on settlement of debt	(1,187,655)	13,137,038	11,949,383
Non-cash interest and financing charges	4,261,538	58,350	4,319,888
Deferred financing costs	-	41,381	41,381
Accounts payable and accrued liabilities	2,896,502	(82,762)	2,813,740
NET CASH USED IN OPERATING ACTIVITIES	$(13,469,845)	$-	$(13,469,845)

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NOTE 1: NATURE OF OPERATIONS

TapImmune~~,~~ Inc. (the “Company” ~~or "TapImmune"~~), a Nevada corporation incorporated in 1992, is a development stage company which was formed for the purpose of building a biotechnology business specializing in the discovery and development of immunotherapeutics aimed at the treatment of cancer, and therapies for infectious diseases, autoimmune disorders and transplant tissue rejection.

Since inception, TapImmune and the University of British Columbia (“UBC”) have been parties to various Collaborative Research Agreements (“CRA”) appointing UBC to carry out development of the licensed technology and providing TapImmune the option to acquire the rights to commercialize any additional technologies developed within the CRA. The lead product candidate, now wholly owned and with no ongoing license or royalty, resulting from these license agreements is an immunotherapy vaccine, on which the Company has been completing pre-clinical work in anticipation of clinical trials. Specifically, the Company has obtained and expanded on three U.S. and international patents, tested various viral vectors, licensed a viral vector and is working towards production of a clinical grade vaccine. The Company plans to continue development of the lead product vaccine through to clinical trials in both oncology and infectious diseases alone or in partnership with other vaccine developers.

These consolidated financial statements have been prepared on the basis of a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As at September 30, 2010, the Company had a working capital deficit of $~~1,156,785~~2,340,000 and has incurred significant losses since inception. Further losses are anticipated in the development stage raising substantial doubt as to the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on raising additional capital to fund ongoing research and development, maintenance and protection of patents, accommodation from certain debt obligations and ultimately on generating future profitable operations. Planned expenditures relating to future clinical trials of the Company’s immunotherapy vaccine will require significant additional funding. The Company is dependent on future financings to fund ongoing research and development as well as working capital requirements. The Company’s future capital requirements will depend on many factors including the rate and extent of scientific progress in its research and development programs, the timing, cost and scope involved in clinical trials, obtaining regulatory approvals, pursuing further patent protections and the timing and costs of commercialization activities.

Management is addressing going concern remediation through seeking new sources of capital, restructuring and retiring debt through conversion to equity and debt settlement arrangements with creditors, cost reduction programs and seeking possible joint venture participation. Management’s plans are intended to return the ~~company~~Company to financial stability and improve continuing operations. The Company is continuing initiatives to raise capital through private placements, related party loans and other institutional sources to meet immediate working capital requirements.

The Company was able to substantially complete ongoing restructuring plans in the second half of 2009. Additional funding and equity for debt settlements have retired notes payable and some of the other debt obligations were satisfied. Additional capital is required now to expand programs including pre-clinical work and to establish future manufacturing contracts necessary for clinical trials for the lead TAP (Transporters of Antigen Processing) vaccine and infectious disease adjuvant technology. Strategic partnerships will be needed to continue the product development portfolio and fund development costs. These measures, if successful, may contribute to reduce the risk of going concern uncertainties for the Company over the next twelve months.

There is no certainty that the Company will be able to raise sufficient funding to satisfy current debt obligations or to continue development of products to marketability. Currently, the Company does not have sufficient funds available to meet an upcoming payment on secured convertible notes issued in May 2010, and the stipulated market conditions allowing for the repayment of those secured convertible notes in shares of our common stock do not exist.  If we fail to raise additional capital or modify the terms with the holders of the convertible notes we will default on our secured convertible notes and the note holders may make claims on the assets of the Company should a cure not be made within the allowable limits. Management is negotiating with potential investors and the note holders to ensure that additional financing is made available and that we do not default on the secured convertible notes.

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NOTE 2: UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR AN INTERIM PERIOD

Basis of Presentation
These unaudited interim consolidated financial statements may not include all information and footnotes required by US GAAP for complete financial statement disclosure. However, except as disclosed herein, there have been no material changes in the information contained in the notes to the audited consolidated financial statements for the year ended December 31, 2009, included in the Company’s Form 10-K, as amended, which was filed with the Securities and Exchange Commission. These unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements included in the Form 10-K, as amended. In the opinion of management, all adjustments considered necessary for fair presentation and consisting solely of normal recurring adjustments have been made. Operating results for the three months ended September 30, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.

Recent Accounting Pronouncements

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

Interim results are not necessarily indicative of results for a full year. The information included in this quarterly report on Form 10-Q should be read in conjunction with information included in the Company’s annual report on Form 10-K filed on April 15, 2010, with the U.S. Securities and Exchange Commission, and as amended on September [--], 2011.

NOTE 3: RESEARCH AGREEMENTS

Crucell Holland B.V. (“Crucell”) – Research License and Option Agreement
Effective August 7, 2003, Crucell and our subsidiary GeneMax Pharmaceuticals, Inc. (“GPI”) entered into a five-year research license and option agreement whereby Crucell granted to GPI a non-exclusive worldwide license for the research use of its adenovirus technology. The Company was required to make certain payments over the five-year term totaling Euro €450,000 (approximately $510,100).

At December 31, 2008, $243,598 (€172,801) was owing to Crucell under this agreement. During the year ended December 31, 2009, management negotiated a settlement of the outstanding balance requiring a €17,000 cash payment (paid) and the issuance of 265,000 shares of the Company’s common stock (issued, refer to Note 6).

9

In addition, retroactively effective August 7, 2008, the Company negotiated an amended license agreement for the use of Crucell’s adenovirus technology. The Company is required to make annual license payments on the anniversary of the effective date for the three year term equal to €75,000 per annum. As at September 30, 2010, the Company had accrued $119,080 (€87,500; December 31, 2009: $45,676 (€31,250)) under the amended agreement. The Company is currently delinquent on making its 2009 1st year annual license payment. Settlement of the licensing fee can be made with as little as 10% in cash and the balance in restricted stock. As a result, the impact on going concern of settling the debt or restructuring it should be minimal.

NOTE 4: SHORT TERM DEBTDERIVATIVE WARRANT LIABILITY AND FAIR VALUE

The Company has evaluated the application of ASC 815 Derivatives and Hedging (formerly SFAS No. 133) and ASC 815-40 Contracts in an Entity’s Own Equity to the issued and outstanding warrants to purchase common stock that were issued with the convertible notes during the nine months ended September 30, 2010 and those issued as finders’ fees. Based on the guidance in ASC 815 and ASC 815-40-25, the Company concluded these instruments were required to be accounted for as derivatives due to a ratchet down protection feature available on the exercise price (Note 5). Under ASC 815-40-25, the Company records the fair value of these derivatives on its balance sheet at fair value with changes in the values reflected in the statements of operations as “Changes in fair value of derivative liabilities”. These derivative instruments disclosed on the balance sheet under ‘Derivative liabilities – warrants’.

ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820-10 describes three levels of inputs that may be used to measure fair value: Level 1 – Quoted prices in active markets for identical assets or liabilities; Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Company’s Level 3 liabilities consist of the derivative liabilities associated with the warrants issued with the convertible notes during the nine months ended September 30, 2010. At September 30, 2010, all of the Company’s derivative liabilities were categorized as Level 3 fair value liabilities. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Level 3 Valuation Techniques

Financial liabilities are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable. Level 3 financial liabilities consist of the notes and warrants for which there is no current market for these securities such that the determination of fair value requires significant judgment or estimation.

Determining fair value of warrants and conversion options, given the Company’s stage of development and financial position, is highly subjective and identifying appropriate measurement criteria and models is subject to uncertainty. There are several generally accepted pricing models for warrants and options and derivative provisions. The Company has chosen to value the conversion option on the notes that contain ratchet down provisions using the Binomial model under the following assumptions:
	At Initial Recognition				September 30, 2010
	Expected Life (Years)	Risk free Rate	Dividend yield	Volatility	Expected Life (Years)	Risk free Rate	Dividend yield	Volatility
Series A Warrants	2.5	0.40%	0.00%	199%	2.0	0.42%	0.00%	199%
Series B Warrants	1.0	0.35%	0.00%	199%	0.6	0.19%	0.00%	199%
Series C Warrants	-	-	-	-	-	-	-	-
Conversion Option	1.0	0.35%	0.00%	199%	0.6	0.19%	0.00%	199%

The Series C Warrants are contingently exercisable following the exercise of the Series B Warrants. The fair value of the Series C Warrants was determined to be nominal.

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The foregoing assumptions are reviewed quarterly and are subject to change based primarily on management’s assessment of the probability of the events described occurring. Accordingly, changes to these assessments could materially affect the valuations.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

Financial assets and liabilities measured at fair value on a recurring basis are summarized below and disclosed on the balance sheet under Derivative liability – warrants and Derivative liability – conversion option:

	As of September 30, 2010
		Fair Value Measurements Using
	Carrying Value	Level 1	Level 2	Level 3	Total
Derivative liability - warrants	$1,068,375	-	-	$1,068,375	$1,068,375
Derivative liability – conversion option	262,933	-	-	262,933	262,933
Total	$1,331,308	-	-	$1,331,308	$1,331,308

The table below provides a summary of the changes in fair value, including net transfers, in and/or out, of financial assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the nine months ended September 30, 2010:

	Fair Value Measurements Using Level 3 Inputs
	Derivative liability - warrants	Derivative liability – conversion option	Total
Beginning balance as of May 24, 2010	$2,270,125	$785,400	$3,055,525
Total unrealized gains or losses included in net loss	(1,201,750)	(522,467)	(1,724,217)
Transfers in and/or out of Level 3	-	-	-
Ending balance at September 30, 2010	$1,068,375	$262,933	$1,331,308

NOTE 5: CONVERTIBLE NOTE PAYABLE

The following is a summary of debt instrument transactions that are relevant to the current and prior period:

	Face Value	Principal Repayment	Unamortized Note Discount	Balance at September 30, 2010

2010 Secured Convertible Notes
Senior Secured Notes, due May ~~24~~19, 2011	$1,530,000	$(170,000)	$989,260	$370,740

During the nine months ended September 30, 2010, the Company entered into a securities purchase agreement with accredited investors to place Senior Secured Convertible Notes (the “Notes”) with a maturity date of one year after the issuance thereof in the aggregate principal amount of $1,530,000 for gross consideration of $1,275,000. The $1,275,000 consisted of $712,254 in cash proceeds to the Company, $212,746 of current services and $350,000 was subscribed for by the holder of an outstanding and due 2009 convertible debenture. In connection with the issuance of the notes, the Company entered into a Security Agreement with the note holders secured by all of the Company’s assets.

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The Notes were placed at a 20% discount from their face value and bear no interest except in event of default in which case they bear interest at the rate of 18% per annum. The principal and any interest due on the Notes are due in 9 equal monthly installments starting in September 2010. Subject to the satisfaction of certain customary conditions (including the effectiveness of a registration statement and certain minimums on the amount and value of the shares of our common stock traded on the Over-the-Counter Bulletin Board), the Company may elect to pay amounts due on any installment date in either cash or shares of its common stock. Any shares of its common stock that the Company issues as payment on an installment date will be issued at a price which is equal to the lesser of $0.30 per share or 85% of the average of the volume-weighted average prices of the Company’s common stock on the Over-the-Counter Bulletin Board on each of the twenty trading days immediately preceding the applicable installment date.
In connection with the issuance of the Notes, the Company issued 6,375,000 Series A Warrants, 5,100,000 Series B Warrants and 6,375,000 Series C Warrants, in each case, to purchase fully-paid and nonassessable shares of its common stock (together, the “Warrants”). The initial exercise price of the Warrants is $0.30 per share.

The Company paid a ~~finders fee of $64,000 and issued 1,400,000 broker’s warrants valued at $73,378. The broker was issued 500,000 Series A warrants, 400,000 Series B warrants and 500,000 Series C warrants, exercisable on the same terms as the Warrants. The investors and the placement agent shall receive an aggregate of 19,250,000 share warrants, the 6,375,000 Series C warrants can only be exercised on the same pro-rata basis as the exercise of the Series B Warrants. The Notes and each series of the Warrants contain the same anti-dilution features.~~finder’s fee of $64,000 and issued 1,400,000 broker’s warrants (described below) valued at $165,100. The finder’s fee and fair value of the broker’s warrants was accounted for as deferred financing costs and is being amortized over the term of the notes. At September 30, 2010, $148,131 remains unamortized and is presented in Current assets on the Company’s Balance sheet.

~~At closing, the Company allocated the net proceeds to the debt and warrants based on their relative fair value. The warrants were recorded at $1,199,200 and allocated to equity and the debt was recorded at $330,800. The fair value of the warrants and broker’s warrants were calculated using the Black-Scholes option pricing model under the following assumptions: estimated life 5 years, risk free rate 2.04%, dividend yield 0% and volatility of 253%. The Company recognized an embedded beneficial conversion feature of $330,800 as additional paid-in capital as the convertible notes were issued with an intrinsic value conversion feature thus reducing the debt carrying charges to $nil. The note discount, the beneficial conversion feature, the fair value of the brokers’ warrants and the fair value of the finder’s fee were recorded as a debt discount. The debt discount is being accreted over the one year term of the Notes using the effective interest rate method.~~

	Issued to Note holders	Issued as broker’s warrants	Maximum Exercise price	Term

Series A Warrants	6,375,000	500,000	$0.30	5 Years
Series B Warrants	5,100,000	400,000	0.30	1 Year
Series C Warrants *	6,375,000	500,000	0.30	5 Years
* The Series C Warrants are only exercisable proportionately with the exercise of the Series B Warrants.

The Notes and Warrants include price adjustment provisions whereby the exercise price will be adjusted downwards based on future sales, issuances, or conversions of equity or debt, which results in a share issuance at a per share amount less than $0.30 per share. The calculated lower per share amount from the future transaction will be the adjusted conversion rate available to the Note and Warrant holders.

The economic characteristics and risks of the embedded Conversion option in the Notes (“Conversion option”) are not considered clearly and closely related to the economic characteristics and risks of the host debt contract. The price adjustment features included in the embedded Conversion option and the Warrants are not considered indexed to Company’s own stock. Pursuant to the guidance of ASC 815-10, the embedded Conversion option in the Notes meet the characteristics of a derivative instrument and must be valued separately from the host debt contract. In accordance with ASC 815-40-25, the Company has evaluated the Notes’ conversion option and recorded $785,400 as the initial fair value of the Conversion option Derivative liability. The fair value was determined using the Binomial option pricing model with current assumptions as outlined in the following paragraphs.

As a result of certain price adjustment clauses related to the Warrants, the Warrants are not included in the Company’s equity. The Company has recorded the fair value of these Warrants and the brokers’ warrants as “Derivative liability – warrants” initially in the amount of $2,270,125. (Note 4)

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The proceeds received for the Notes were initially allocated to the embedded Conversion option and then to the Warrants based on their estimated fair value. The difference of $1,615,425 between the gross consideration of the Notes for $1,250,000 and the fair value of the calculated derivative liabilities amounting to $2,890,425 was accounted for under ‘Loss on debt financing’ in the consolidated statements of operations.

To September 30, 2010, accretion of the debt discount relative to the 2010 secured convertible notes was equal to $540,740. The Company made the first $170,000 monthly principal repayment in September 2010.

	Face Value	Unamortized Note Discount	Balance at September 30, 2010	Balance at December 31, 2009
2009 Convertible Debenture
Unsecured Convertible Note, 10% interest, due February 28, 2010	$350,000	$-	$-	$203,021

On August 31, 2009, the Company completed a convertible debenture financing of $350,000 issuing a convertible promissory note bearing interest at 10% per annum. The note was due on February 28, 2010. The unpaid amount of principal and accrued interest could have been converted at any time at the holder's option into shares of the Company's common stock at a price of $0.80 per share.

Under the terms of the debenture agreement, the note would have automatically converted to equity if, during the term of the note, the Company had received funding equal to or exceeding $2,000,000 through the sale of its shares of common stock or additional debt instruments that were convertible into common stock during the term of the debenture. The holders had the option to convert the debentures into 3,500,000 common shares of the Company or receive payment in full.

The Company recognized the embedded beneficial conversion feature of $139,571 as additional paid-in capital as the convertible notes were issued with an intrinsic value conversion feature. Additionally, the Company issued 437,500 non-transferable and registerable share purchase warrants. Management estimated the fair value of the warrants to be $210,429. As the relative fair value of the warrants and beneficial conversion feature together were greater than the face values of the debentures, these were limited to the face value of the loan.

During the nine months ended September 30, 2010, the holder converted the principal amount of the debenture into the 2010 secured convertible notes as described above and waived  the accrued interest in the amount of $23,589.

	Face Value	Unamortized Note Discount	Balance at September 30, 2010	Balance at December 31, 2009

2009 Secured Debentures
Secured Notes, 30% interest	$135,000	$-	$-	$135,000

In connection with the Debentures, the Company issued a total of 270,000 stock purchase warrants which have a term of two years from the date of issuance. Management estimated the fair value of these warrants to be $60,000 using the Black-Scholes pricing model.

During the nine months ended September 30, 2010, the Company issued 687,305 common shares pursuant to the conversion of the 2009 secured debentures with a face value of $135,000 plus accrued interest of $49,155.

NOTE 56: RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2010, the Company entered into transactions with certain officers and directors of the Company as follows:

(a)	incurred $198,400 (2009 - $190,942) in management fees and $54,000 (2009 - $24,000) in research and development paid to officers and directors during the period;

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(b)	recorded $973,977 (2009 - $23,500) in stock based compensation for the fair value of options granted to management that were granted and or vested during the period;

(c)
incurred $Nil (2009 - $64,850) in interest and finance charges on promissory notes due to related parties during the period, which were settled in connection with an equity issuance effective June 4, 2009;

(d)
incurred $Nil (2009 - $134,218) in interest and finance charges related to an agreement to issue warrants in connection with extending the terms of the promissory notes due to related parties during the period; and

(e)
a $nil (2009 - $15,000) secured promissory note bearing interest at 30% per annum and issued 30,000 transferable and registrable share purchase warrants with an exercise price of $0.20 per share for an exercise period of up to two years from the issuance date to a direct family member of an officer of the Company.

All related party transactions (other than stock based consideration) involving provision of services were recorded at the exchange amount, which is the amount established and agreed to by the related parties. The Company accounted for the debt settlement transactions with related parties at management’s estimate of fair value, which is evidenced by the quoted market price of the Company’s shares.

At September 30, 2010, the Company had amounts owing to directors and officers of $157,479 (September 30, 2009 - $41,100). These amounts were in the normal course of operations. Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

NOTE 67: CAPITAL STOCK

Share Capital

Prior to January 22, 2009, the authorized capital of the Company consisted of 20,000,000 shares of common stock and 5,000,000 shares of preferred stock. On January 22, 2009, the Company increased its authorized shares of common stock from 80,000,000 shares of common stock to 500,000,000 shares of common stock. Effective July 10, 2009, the Company executed a further 1 for 10 reverse stock split while simultaneously reducing the authorized shares of common stock to 50,000,000 common shares with a $0.001 par value and maintaining 5,000,000 non-voting preferred shares with a $0.001 par value. Effective February 21, 2010, the Company increased its authorized shares of common stock from 50,000,000 common shares to 150,000,000 common shares. The Company maintained its authorized shares of preferred stock at 5,000,000.

All prior period share transactions included in the ~~company~~Company’s stock transactions and balances have been retroactively restated to give effect to the 1 for 10 reverse stock split noted above.

2010 Share Transactions

On January 28, 2010, the Company issued 250,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a fair value of $0.52 per share, as quoted in an observable market, and $130,000 was recorded as stock-based consulting fees.

On January 28, 2010, the Company issued 100,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a fair value of $0.52 per share, as quoted in an observable market, and $52,000 was recorded as stock-based consulting fees.

On January 28, 2010, the Company issued 100,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a fair value of $0.52 per share and $52,000 was recorded as stock-based consulting fees.

On January 28, 2010, the Company issued 265,000 shares of its common stock pursuant to a debt settlement agreement (refer to Note 3).

On April 14, 2010, the Company issued 10,400 shares of its common stock for the loss of share certificate in the data exchange with the change in transfer agent.

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On April 26, 2010, the Company issued 80,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a fair value of $0.36 per share, as quoted in an observable market, and $28,800 was recorded as stock-based consulting fees.

On May 1, 2010, the Company issued 40,000 shares of its common stock pursuant to a consulting services agreement. At the time of issuance the shares had a fair value of $0.32 per share, as quoted in an observable market, and $12,800 was recorded as stock-based consulting fees.

On May 4, 2010, $90,412 of trade debt was settled in exchange for 361,647 common shares of the Company.

On May 4, 2010, the Company issued 687,305 common shares pursuant to the conversion of the 2009 secured debenture with a face value of $135,000 plus accrued interest of approximately $49,155 (refer to Note 4).

Stock Compensation Plan

On October 14, 2009, the Company adopted the 2009 Stock Incentive Plan (the “2009 Plan”) which supersedes and replaces the 2007 Stock Plan. The 2009 Plan allows for the issuance of up to 10,000,000 common shares. Options granted under the Plan shall be at prices and for terms as determined by the Board of Directors.

On June 8, 2007, a total of 632,000 stock options were granted, under s 2007 Stock Option plan, at an exercise price of $2.50 per share. The term of these options is ten years. Of the 632,000 options granted, 310,000 vested upon grant, 242,000 vested in one year, 40,000 vested in two years and 40,000 vested in three years. The aggregate fair value of these options was estimated at $1,179,600, or $1.90 per option, using the Black-Scholes option pricing model with a risk free interest rate of 5.26%, a dividend yield of 0%, an expected volatility of 83%, and expected lives between 2 and 5 years. The earned portion of the value of these options during the three months ended March 31, 2010 was $Nil (2009 - $13,167) which was recorded as stock based management fees.

On October 14, 2009, the Company granted a total of 3,326,000 stock options at an exercise price of $0.97 per share to consultants and management, of which 1,913,000 vested immediately and the remaining 1,413,000 vest in one year. The term of the options is ten years. Additionally, on October 14, 2009, the Company approved the repricing of certain stock options issued to consultants and management. Options with an exercise price of $2.50 were repriced to $0.97 per share and the aggregate fair value of the repriced options is $5,840. The aggregate fair value of the new grants was estimated at $3,192,960, or $0.96 per option, using the Black-Scholes option pricing model with a risk free interest rate of 2.36%, a dividend yield of 0%, an expected volatility of 236%, and an expected life of 5 years. The recognized portion of the value of these options during the nine months ended September 30, 2010 was $339,120 (2009 - $Nil) which was recorded as stock based consulting and management compensation.

On September 7, 2010, the Company granted 250,000 stock options at an exercise price of $0.35 per share to a director of the Company, vesting monthly over a twenty four month period. The term of the options is ten years. The fair value of the new grant was estimated at $47,500, or $0.19 per option, using the Black-Scholes option pricing model with a risk free interest rate of 2.61%, a dividend yield of 0%, an expected volatility of 249.6%, and an expected life of 10 years. The expensed portion of the value of these options during the three months ended September 30, 2010 was $1,979, which was recorded as stock based management compensation.

A summary of the Company’s stock options as of September 30, 2010 and changes during the period is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2009	3,618,000	$0.97	9.60
Issued	250,000	0.35	9.95
Cancelled	-	-	-

Balance, September 30, 2010	3,868,000	$0.93	8.92

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A summary of the status of the Company’s unvested options as of September 30, 2010 is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value

Unvested, December 31, 2009	1,413,000	$0.97
Granted	250,000	0.19
Vested	(10,417)	0.19
Cancelled	-	-

Unvested, September 30, 2010	1,652,583	$0.84

Share Purchase Warrants

On January 19, 2010, the Company issued 600,000 share purchase warrants to allow the holders to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share for an exercise period of up to three years from the issuance date, and 600,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.60 per share and for an exercise period of up to three years from the issuance date. The warrants were issued pursuant to a consulting services agreement. The fair value of these warrants was determined to be $648,000, using the Black-Scholes option pricing model with an expected life of 3 years, a risk free interest rate of 1.38%, a dividend yield of 0%, and an expected volatility of 235%.

On February 8, 2010, the Company issued 750,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share and for an exercise period of up to five years from the issuance date. The warrants were issued pursuant to a debt settlement agreement. The fair value of these warrants was determined to be $100,000, equal to the amount of debt being settled.

On May 24, 2010, the Company issued Series A Warrants to purchase shares of its common stock with a 5 year term. Series B Warrants to purchase shares of its common stock with a term that is shorter of (i) 18 months or (ii) one year from an effective registration statement. Series C Warrants to purchase shares of its common stock with a 5 year term, which can only be exercised to the extent that the Series B Warrants are exercised. The initial exercise price of the Series A Warrants is $0.30 per share, and such warrants are exercisable into 6,375,000 shares of common stock in the aggregate. The initial exercise price of the Series B Warrants is $0.30 per share, and such warrants are exercisable into 5,100,000 shares of common stock in the aggregate. The initial exercise price of the Series C Warrants is $.30 per share, and such warrants are exercisable into 6,375,000 shares of common stock. In addition, the Company issued 1,400,000 brokers warrant’s which are exercisable on the same terms and conditions as the note holders warrants described above (500,000 Series A Warrants;400,000 Series B Warrants; 500,000 Series C Warrants).

A summary of the Company’s stock purchase warrants as of September 30, 2010 and changes during the period is presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Life

Balance, December 31, 2009	4,112,800	$1.19	3.71
Issued	21,200,000	0.32	3.28
Exercised, cancelled or expired	(444,500)	1.22	-

Balance, September 30, 2010	24,868,300	$0.44	3.49

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NOTE 78: SUPPLEMENTAL CASH FLOW INFORMATION

As of September 30, 2010, the prepaid portion of the fair value of shares issued pursuant to consulting services agreements was $nil (December 31, 2009 - $214,501).

During the nine months ended September 30, 2010, $100,000 of accounts payable was settled by the issuance of 750,000 share purchase warrants, exercisable at  $0.50 per share for a 5 year period (refer to Note 6).

During the nine months ended September 30, 2010, $90,412 of accounts payable was settled by the issuance of 361,647 restricted common shares at a deemed price of $0.25 per share (refer to Note 6).

Pursuant to a consulting arrangement entered into during the period, the Company issued 600,000 share purchase warrants with an exercise price of $0.50 per share and 600,000 share purchase warrants with an ~~excercise~~exercise price of $0.60 per share exercisable for a three year period (refer to Note 6).

See Notes 5 and 8 for additional disclosure on non-cash transactions.

	Nine Months Ended September 30,
	2010	2009

Interest paid	$-	$-
Income taxes paid	$-	$-

NOTE ~~8~~9: CONTINGENCY AND COMMITMENTS

Contingency

The Company has not filed income tax returns for several years in certain operating jurisdictions, and may be subject to possible compliance penalties and interest. Management is currently not able to make a reliably measurable provision for possible liability for penalties and interest, if any, at this time. The Company may be liable for such amounts upon assessment. Penalties and interest, if assessed in the future, will be recorded in the period such amounts are determinable.

Commitment

Effective December 10, 2009, the Company entered into a twelve month public relations retainer agreement. Pursuant to the terms of the agreement, the Company agreed to: (i) pay a monthly fee of $6,500 through November 30, 2010, (ii) issue 200,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.50 per share and for an exercise period of up to five years from the issuance date (issued), and (iii) issue 200,000 share purchase warrants to acquire an equivalent number of common shares of the Company, at an exercise price of $0.60 per share for an exercise period of up to five years from the issuance date (issued). The fair value of these warrants was determined to be $204,000 using the Black-Scholes option pricing model.

Under a resolution dated September 7, 2010, the Company had agreed to compensate a director for their services by the payment of a $50,000 bonus from a future financing.

Combined Research and Operating Obligations

Effective May 25, 2010, the Company entered into a research and license option agreement with Mayo Clinic for the development and possible commercial use of a breast cancer vaccine. Subject to the approval and guidance of the United States Food and Drug Administration (“FDA”) Mayo Clinic plans to conduct a Phase I human clinical trial (“Phase I Trial”) to test and develop the technology. As part of the consideration for the Option granted herein, the Company agrees that it shall, during the period of the option and upon approval of FDA to conduct the above mentioned Phase I Trial, pay all the costs incurred by Mayo and invoiced to the Company, but not to exceed a total of $841,000, as sponsored research funding for Mayo Clinic to conduct such Phase I Trial. Mayo Clinic shall apply for the necessary approvals with the FDA to conduct such Phase I Trial and promptly inform the Company of the receipt of such approval. Both Parties agree that within 30 days after Mayo Clinic informs the Company in writing about the receipt of FDA approval to initiate the Phase I Trial, parties shall enter into a investigator initiated research agreement.

The Company has obligations under various agreements through December 31, 2013. The aggregate minimum annual payments for the years ending December 31 are as follows:

2010	$125,000
2011	513,825
2012	445,500
2013	25,000
$1,109,947

NOTE 910:  SUBSEQUENT EVENTS

Management is negotiating with potential investors and the note holders to ensure that additional financing is made available and that we do not default on the secured convertible notes.

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Item 2.                 Management’s Discussion and Analysis of Financial Condition and Results of Operations

This quarterly report on Form 10-Q contains forward-looking statements within the meaning of Section 21E of the Securities and Exchange Act of 1934, as amended, that involve risks and uncertainties. All statements other than statements relating to historical matters including statements to the effect that we “believe”, “expect”, “anticipate”, “plan”, “target”, “intend” and similar expressions should be considered forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements as a result of a number of important factors, including factors discussed in this section and elsewhere in this quarterly report on Form 10-Q, and the risks discussed in our other filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis, judgment, belief or expectation only as the date hereof. We assume no obligation to update these forward-looking statements to reflect events or circumstance that arise after the date hereof.

As used in this quarterly report: (i) the terms “we”, “us”, “our”, “TapImmune” and the “Company” mean TapImmune~~,~~ Inc. and its wholly owned subsidiary, GeneMax Pharmaceuticals Inc. which wholly owns GeneMax Pharmaceuticals Canada Inc., unless the context otherwise requires; (ii) “SEC” refers to the Securities and Exchange Commission; (iii) “Securities Act” refers to the Securities Act of 1933, as amended; (iv) “Exchange Act” refers to the Securities Exchange Act of 1934, as amended; and (v) all dollar amounts refer to United States dollars unless otherwise indicated.

The following should be read in conjunction with our unaudited consolidated interim financial statements and related notes for the three and nine months ended September 30, 2010 included in this quarterly report, as well as our Annual Report on Form 10-K, as amended,  for the year ended December 31, 2009 and other filings that we have made with the SEC.

Overview
We are a biotechnology company whose strategic vision is to develop and market products specializing in the application of discoveries in cellular and molecular immunology and cancer biology to the development of proprietary therapeutics aimed at the treatment and eradication of cancer and prevention of infectious diseases. Our core technologies are based on an understanding of the function of a protein pump known as “TAP”, which is located within cells and which is essential to the processing of foreign (microbial) or autologous antigens, and subsequent presentation to the immune system for eradication of the cancer or infected cell. In addition, through strategic partnerships, we plan to license additional technologies that are synergistic to TAP. We currently have none of our product candidates on the market and are focusing on the development and testing of our product candidates.

The current standard therapies for cancer treatment include surgery, radiation therapy and chemotherapy. However, we believe that these treatments are not precise in targeting only cancerous cells and often fail to remove or destroy all of the cancer. The remaining cancer cells may then grow into new tumors, which can be resistant to further chemotherapy or radiation, which may result in death. In the United States, deaths from cancer are second only to cardiovascular deaths.

The Immunotherapy Industry for Cancer
Management believes that there is a critical need for more effective cancer therapies. Management further believes that the global market for effective cancer treatments is large, and that immunotherapies representing potential treatments for metastatic cancer are an unmet need in the area of oncology.

The human immune system appears to have the potential to clear cancers from the body, based on clinical observations that some tumors spontaneously regress when the immune system is activated. Most cancers are not very “immunogenic”, however, meaning that the cancers are not able to induce an immune response because they no longer express sufficient levels of key proteins on their cell surface, known as Major Histocompatability Class I or MHC Class I proteins. In healthy cells, these proteins provide the information to the immune system that defines whether the cell is healthy or, in the case of cancer or viral infection, abnormal. If the MHC Class I proteins signal that the cells are abnormal, then the immune system’s T-cells are activated to attack and kill the infected or malignant cell.

In many solid cancer tumors, the TAP protein system does not function and, therefore, the immune system is not stimulated to attack the cancer. Management believes that although a number of cancer therapies have been developed that stimulate the immune system, these approaches have often proven ineffective because the cancers remain invisible to the immune system due to this apparent lack of or low expression of the TAP protein.

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By restoring TAP expression to TAP-deficient cells, the MHC Class I protein peptide complexes could signal the immune system to attack the cancer. The strategic vision of TapImmune is to be a product-driven biotechnology company, focusing primarily on use of its patented TAP technology to restore the TAP function within cancerous cells, thus making them immunogenic, or more “visible” to cancer fighting immune cells. Management believes that this cancer vaccine strategy will provide the most viable therapeutic approach that addresses this problem of “non-immunogenicity” of cancer. Management believes that this therapy may have a strong competitive advantage over other cancer therapies, since restoring the TAP protein will direct the immune system to specifically target the cancerous cells without damaging healthy tissue.

As a key part of its overall strategy, and with adequate funding, the ~~company~~Company is pursuing the development of prophylactic vaccines against infectious microbes and will also do so in partnership with other vaccine developers. The company intends to develop the TAP technology for use as a vaccine that restores normal immune recognition for the treatment of cancer and supplements immune recognition for the development of prophylactic vaccines.

TapImmune’s Target Market Strategy
With the required funding in place, we will support and expand on our key infectious disease partnerships, including Aeras TB Foundation and the Mayo Clinic. We will also continue product development in oncology either alone as  well as with strategic partners including the Mayo Clinic where we expect to have a Phase 1 Breast Cancer clinical trial initiated in early 2011. Cancer encompasses a large number of diseases that affect many different parts of the human body. The diversity of cancer types and their overall prevalence create a large need for new and improved treatments. Management believes that there is a significant market opportunity for a cancer treatment that utilizes the highly specific defense mechanisms of the immune system to attack cancers. Research & Markets (Global Vaccine Market Outlook 2007 – 2010) estimated that the market for cancer vaccines could reach approximately $6 billion in 2010. IMS has estimated that the cancer market will mushroom from $48 billion to $75 billion in 2012 with biopharma companies anticipating that cancer vaccines will grab a large slice of the market (Fierch Biotech, March 23, 2010). The goal of TapImmune management is to have the FDA approve our cancer vaccines within the next few years so that we can secure a portion of this market.

Management also believes that our prophylactic vaccine adjuvant will improve the creation of new vaccines and enhance the efficacy of current vaccines. It will be a key business development strategy to pursue additional partnerships and joint research and development ventures with vaccine manufacturers and pharmaceutical companies to bring new and improved vaccines to market. This strategy includes the development of vaccines for pandemic diseases and for bioterrorism threats. Management believes that our adjuvant will increase the potency of many of the currently available vaccines and lead to the creation of better, more effective new vaccines, thereby allowing us to participate in this large market through novel new products and in combination with existing vaccines.

Research and Development Efforts
We direct our research and development efforts towards the development of immunotherapeutic and prophylactic vaccine products for the treatment of cancer and protection against pathogenic microbes respectively, using our proprietary TAP technology. We have focused our efforts initially on the development of a therapeutic vaccine for applications in cancer treatment while demonstrating the breadth of the TAP technology for the development of prophylactic vaccines and its ability to complement currently approved and emerging products in both cancer therapeutics and prophylactic vaccines against microbes. This approach allows us to pursue our own internal product development while positioning us to enter into multiple partnerships and licensing agreements. Our first generation TAP vaccines that have been used in animal preclinical studies are based on insertion of TAP genes into a proprietary modified adeno virus vector. For clinical studies, we plan to have this product manufactured using the PerC6 cell line licensed from Crucell Holland B.V. (“Crucell”). We have an opportunity to take advantage of our potential partners’ capabilities while reducing our overhead costs. Our relationship with the University of British Columbia (“UBC”) allowed us to conduct contract research and development by employing highly skilled scientists at UBC. The research and development team performed the basic research on the biological function of TAP and related licensed technology as well as preclinical animal studies in cancer and infectious diseases. Moving into the development phase, we plan to initiate a contract with a qualified CRO (contract research organization) for the production of clinical grade vaccine product to be used in preclinical and clinical studies that require production facilities with Good Manufacturing Practices (“GMP”) and Good Laboratory Practices (“GLP”) certification. We will also plan to rely on our new partnerships with Aeras and Mayo Clinic to demonstrate the use of TAP in a new TB and smallpox vaccine candidates as well as new HER2/neu breast cancer vaccine. We also intend to develop second generation vaccines using TAP-encoding DNA plasmids.

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Products and Technology in Development

TAP Cancer Vaccine
We previously developed our TAP Cancer Vaccine at the UBC Biomedical Research Centre under an agreement we refer to in this report as our “Collaborative Research Agreement”. This therapeutic cancer vaccine candidate, to be tested in preclinical toxicology studies, will, if successfully developed, include the patented use of the TAP-1 gene to restore the TAP protein, with the objective being to develop the TAP technology as a therapeutic cancer vaccine that will restore the normal immune recognition of cancer cells. The TAP Cancer Vaccine will be targeted at those cancers that are deficient in the TAP protein, which include breast cancer, prostate cancer, lung cancer, liver cancer, melanoma, renal cancer and colorectal cancer.

Management believes that the TAP Cancer Vaccine will deliver the genetic information required for the production of the TAP protein in the target cancer cell. This will trigger the cancer cell’s ability to effectively identify itself to the body’s immune system by transporting the cancer antigen peptides to the cell surface using the individual’s specific MHC Class I proteins. As a result, we believe that the immune response could be targeted to the entire repertoire of cancer antigen peptides produced by the cancer cell, rather than just to a single cancer antigen, as delivered by current cancer vaccines. The TAP Cancer Vaccine could allow the immune response to respond to the cancer even if the TAP protein and genetic information were only delivered to a small portion of the cancer cells. In addition, the TAP Cancer Vaccine would generate an immune response to any TAP-deficient cancer, regardless of the patient’s individual genetic variability either in the MHC Class I proteins or in the cancer-specific proteins and resultant peptides.

In general, a “cancer vaccine” is a therapy whose goal is to stimulate the immune system to attack tumors. Management believes that most current cancer vaccines contain either cancer-specific proteins that directly activate the immune system or contain genetic information, such as DNA, that encodes these cancer-specific proteins. Management believes that there are a number of key conditions that must be met before a cancer vaccine can be effective in generating a therapeutic immune response: (i) the cancer antigen peptide delivered by the vaccine has to be recognized by the immune system as “abnormal” or “foreign” in order to generate a strong and specific T-cell response; (ii) the same cancer antigen peptide has to be displayed on the surface of the cancer cells in association with the MHC Class I proteins; and (iii) these cancer antigen peptides then have to be sufficiently different from normal proteins in order to generate a strong anti-tumor response.

If these conditions are all met, then management believes that such cancer vaccines should generate a sufficiently strong immune response to kill the cancer cells. However, the identification of suitable cancer-specific antigen proteins to use in these therapeutic vaccines has proven extremely complex. In addition, the MHC Class I proteins are highly variable, with over 100 different types in humans and, as a result, any one-cancer antigen peptide will not produce an immune response for all individuals. Cancers are “genetically unstable” and their proteins are highly variable, so that the selected cancer antigen protein may result in the immune system only attacking a small subset of the cancerous cells.

Laboratory Testing of the TAP Cancer Vaccine
We have completed small animal pre-clinical animal testing of our TAP Cancer Vaccine to the extent that is required as a prerequisite for further preclinical toxicology analysis and Investigational New Drug (or “IND”) application to the FDA. The pre-clinical testing of the TAP Cancer Vaccine to date included the evaluation of several strains of vaccinia and adenovirus vectors to assess their respective ability to deliver the correct genetic information allowing expression of the TAP protein in tumors, the selection and licensing of the vector from Crucell and the identification and entering into an agreement, that we refer to in this report as our “Production Services Agreement”, with a CRO, a GMP manufacturer, for subsequent production of the TAP Cancer Vaccine. We have to complete the performance of toxicology studies using the TAP Cancer Vaccine on at least two animal species to confirm its non-toxicity. In addition, we must complete initial vaccine production, and develop internal and external clinical trials, support personnel and infrastructure before commencing clinical trials.

Once the formal pre-clinical testing is completed, we intend to compile and summarize the data and submit it to the United States Federal Drug Administration (or “FDA”) and/or the Canadian Health Canada (or “HC”), and/or other national regulatory agencies, in the form of an investigational new drug application. We anticipate that these applications would include data on vaccine production, animal studies and toxicology studies, as well as proposed protocols for the Phase I human clinical trials, described below.

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Phase I Human Clinical Trials
Management believes that, subject to the completion of remaining pre-clinical work and financing, estimated at approximately $5,000,000, the Phase I human clinical trials could commence in 2011 depending on how quickly funding or an appropriate partnership is in place. The Phase I human clinical trials will be designed to provide data on the safety of the TAP Cancer Vaccine when used alone or as a component of a cancer vaccine in humans. If the latter strategy is employed the clinical trial design and specific cancer indication will be dependent upon the collaboration.

Clinical trials to support new drug applications are typically conducted in three sequential phases, although the phases may overlap. During Phase I there is an initial introduction of the therapeutic candidate into healthy human subjects or patients. The drug is tested to assess metabolism, pharmacokinetics and pharmacological actions and safety, including side effects associated with increasing doses. Phase II usually involves studies in a limited patient population to assess the clinical activity of the drug in specific targeted indications, assess dosage tolerance and optimal dosage and continue to identify possible adverse effects and safety risks. If the therapeutic candidate is found to be potentially effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to further demonstrate clinical efficacy and to further test for safety within an expanded patient population at geographically dispersed clinical trial sites.

HER2/neu Vaccine Technology – Mayo Clinic

On June 1, 2010, we signed an exclusive licensing option agreement with the Mayo Clinic, Rochester MN for clinical development of a new HER2/neu breast cancer vaccine technology. Under the principle investigator Dr Keith Knutson, an IND application followed by Phase 1 clinical studies could begin as early Q1 2011.

Infectious Disease Application for “TAP” Adjuvant
TapImmune plans to develop or license out our technology for the creation of enhanced viral vaccines, such as for smallpox and others, based on our findings that TAP can augment immune responses. We have presented data showing that increasing TAP expression in TAP-competent antigen presenting cells (APCs) and/or virus infected cells increases the antigenic peptide associated with MHC class I expression on the cell surface, and leads to increased specific T cell-mediated immune responses. We believe this technology can add great value to the creation of new vaccines and enhance those that already exist. Our collaboration with Aeras TB Foundation and Mayo Clinic is evidence of this, and we will continue to pursue additional partnerships and collaborations as a key strategy to expand our R&D program to optimize resources and to reduce costs and development times.

Strategic Relationships

Crucell Holland B.V. Research License and Option Agreement
Effective August 7, 2003, we entered into a five-year research license and option agreement with Crucell Holland B.V. (“Crucell”), whereby Crucell granted us a non-exclusive worldwide license for the research use of its packaging cell (PerC6) technology. We were required to make certain payments over the five-year term totaling Euro €450,000 (approximately $510,100). The license was dormant with an outstanding balance owing of 170,000 Euro ($248,938) that was included in research obligations. Management completed a settlement for the remaining balance including a €17,000 cash payment and the issuance of 265,000 shares of the Company’s restricted common stock.

Effective August 7, 2008, we negotiated an amended license agreement for the use of Crucell’s adenovirus technology. We are required to make annual license payments on the anniversary of the effective date for the three year term equal to €75,000 per annum. As at September 30, 2010, we have accrued $119,080 (€87,500) under the amended agreement.

National Institute of Allergy and Infectious Diseases
We signed a License Agreement with the National Institute of Health (USA) for the use of the Modified Vaccinia Ankora (MVA) virus for the development of vaccines. We will continue to license this technology for the development of prophylactic vaccines against infectious diseases. Under the terms of this agreement, we are required to pay a royalty of $2,500 per year. This license is expected to be renegotiated pending adequate funding.

Aeras Global TB Foundation
On February 1, 2010, we announced our collaboration intent with Aeras Global TB Foundation. Aeras, one of the foremost non-profit organizations is developing new approaches for tuberculosis (“TB”) vaccines, which is dedicated to the development of effective TB vaccine regimens that will prevent tuberculosis in all age groups and will be affordable, available and adopted worldwide.

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Mayo Clinic HER2/neo Breast Cancer Vaccine
In June 2010, TapImmune signed an exclusive Licensing Option agreement with the Mayo Clinic in Rochester, Minnesota, for the clinical development of a vaccine technology to treat breast cancer. The technology targets a novel set of antigens on the human epidermal growth factor receptor 2 (HER-2/neu) receptor that were identified in breast cancer patients with pre-existent immunity. It has a number of potential advantages for the development of a breast cancer vaccine that may use both MHC class I and class II pathways to address a broad patient population (Source: Clinical Cancer Research 16[3]:825-34, 2010). The technology may also elicit a longer immune response versus traditional immunotherapies.

The option to license this technology can be exercised after Phase I clinical trials under terms agreed between Mayo Clinic and TapImmune. Upon obtaining IND approval, TapImmune and the Mayo Clinic will likely execute a Sponsored Research agreement.

Mayo Clinic Smallpox Vaccine
On August 4th 2010, we announced a Research and Technology License Option Agreement with Mayo Clinic, Rochester, MN, for the development of a smallpox vaccine. The research will be conducted by Gregory Poland M.D. at Mayo Clinic, to evaluate novel peptide antigens together with TapImmune’s proprietary TAP technology. TapImmune also has an exclusive Option to the smallpox vaccine technology after research studies are completed under the terms of the agreement.

Our collaborator on the new smallpox vaccine, Dr Gregory Poland, is a world-renowned expert on the development of vaccines for infectious disease and leads the Translational Immunovirology and Biodefense Program at the Mayo Clinic. It is the broad goal of TapImmune to determine whether TAP can be a platform technology for improving the efficacy of vaccines designed to combat additional viral threats in the biodefense field.

In preclinical studies our TAP technology improved the efficacy of a vaccinia (Pox) virus vaccine by over a 100 fold.

Other Technology
On February 16, 2004, we added to our technology portfolio by expanding the License Agreement (now assigned under the purchase agreement) with UBC to include a technological method that identifies agonists or antagonists antigen presentation to the immune system by normal and cancerous cells. Management believes that this technology can be used to screen and select new drugs that regulate immune responses.

Intellectual Property, Patents and Trademarks
Patents and other proprietary rights are vital to our business operations. We protect our technology through various United States and foreign patent filings, and maintain trade secrets that we own. Our policy is to seek appropriate patent protection both in the United States and abroad for its proprietary technologies and products. We require each of our employees, consultants and advisors to execute a confidentiality agreement upon the commencement of any employment, consulting or advisory relationship with us. Each agreement provides that all confidential information developed or made known to the individual during the course of the relationship will be kept confidential and not be disclosed to third parties except in specified circumstances. In the case of employees, the agreements provide that all inventions conceived of by an employee shall be our exclusive property.

Patent applications in the United States are maintained in secrecy until patents are issued. There can be no assurance that our patents, and any patents that may be issued to us in the future, will afford protection against competitors with similar technology. In addition, no assurances can be given that the patents issued to us will not be infringed upon or designed around by others or that others will not obtain patents that we would need to license or design around. If the courts uphold existing or future patents containing broad claims over technology used by us, the holders of such patents could require us to obtain licenses to use such technology.

Pursuant to the acquisition agreement with UBC, we acquired the portfolio of intellectual property as follows:

Method of Enhancing Expression of MHC Class I Molecules Bearing Endogenous Peptides
On March 26, 2002, the United States Patent and Trademark Office issued US Patent No. 6,361,770 to UBC for the use of TAP-1 as an immunotherapy against all cancers. The patent is titled “Method of Enhancing Expression of MHC Class I Molecules Bearing Endogenous Peptides” and provides comprehensive protection and coverage to both in vivo and ex vivo applications of TAP-1 as a therapeutic against all cancers with a variety of delivery mechanisms. The inventors were Dr. Jefferies, Dr. Reinhard Gabathuler, Dr. Gerassinmoes Kolaitis and Dr. Gregor S.D. Reid, who collectively assigned the patent to UBC under an assignment agreement. The patent expires March 23, 2014. We have pending applications for patent protection for this patent in Europe and in Japan.

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Method of Enhancing an Immune Response
U.S. patent No. 7,378,087, issued May 27 2008. The patent claims relate to methods for enhancing the immune response to tumor cells by introducing the TAP molecule into the infected cells. Patent applications are pending on other aspects of the ~~company~~Company’s technology. The inventors were Jefferies, Wilfred A.; Zhang, Qian-Jin; Chen, Susan Shu-Ping; Alimonti, Judie B., who collectively assigned the patent to UBC under an assignment agreement.

Method of Identifying MHC Class I Restricted Antigens Endogenously Processed by a Secretory Pathway
On August 11, 1998, the U.S. Patent and Trademark Office issued US Patent No. 5,792,604 to UBC, being a patent for the use of bioengineered cell lines to measure the output of the MHC Class I restricted antigen presentation pathway as a way to screen for immunomodulating drugs. The patent is titled “Method of Identifying MHC Class I Restricted Antigens Endogenously Processed by a Secretory Pathway.”  This patent covers the assay which can identify compounds capable of modulating the immune system. The inventors were Dr. Jefferies, Dr. Gabathuler, Dr. Kolaitis and Dr. Reid, who collectively assigned the patent to UBC under an assignment agreement. The patent expires on March 12, 2016. We have been granted patent protection for this patent in Finland, France, Germany, Italy, Sweden Switzerland and the United Kingdom, and have applied for patent protection in Canada and Japan.

TAP Vaccines and other filings
Patent applications have been filed by TapImmune and UBC in respect of our technologies and those currently under assignment. In December 2006, January, November, and December 2007 we made additional filings as continuations or new filings with regard to the same technologies as well as their applications in infectious diseases. We intend to continue to work with UBC to file additional patent applications with respect to any novel aspects of our technology to further protect our intellectual property portfolio. As disclosed in previous filings, additional patents have been acquired under the execution of the option agreement. An invention that describes the use of bio-acceptable substances to promote the transcription of the TAP-1 gene in TAP-1 expression-deficient cells was filed in July 2009. The patent is entitled “HAT acetylation promoters and uses of compositions thereof in promoting immunogenicity”.

Plan of Operation and Funding
Management believes that as a result of a significant debt settlement and restructuring in July 2009, we are well positioned and have a balance sheet that has been restructured to make it possible to go to the equity market to raise the estimated $5,000,000 necessary over the next two years for expenses associated with the balance of pre-clinical development and completion of toxicology trials for the TAP Cancer Vaccine and prophylactic vaccine development and for various operating expenses.

2008 and 2009 were very challenging years in the capital markets. We have been able to secure over $2,000,000 enabling us to complete our restructure, ensure our important patent work continued along and pursue our business development initiatives. These initiatives resulted in a collaboration agreement with Aeras Global Tuberculosis Foundation, a new license agreement with Crucell Holland and two development and license partnership with the Mayo Clinic, (Rochester MN) giving us the opportunity to advance multiple product candidates to the market.
We are extremely pleased that these world class institutions and leading individuals recently added to our board and advisory board have identified the uniqueness and the potential of our technology platform and the opportunities we are pursuing.

We have not generated any cash flows from operations to fund our operations and activities due primarily to the nature of lengthy product development cycles that are normal to the biotech industry. Therefore, we must raise additional funds in the future to continue operations. We intend to finance our operating expenses with further issuances of common stock and/or debt. Although we do not currently have funds to continue operations for more than four months, we believe that future investment, if successful, should be adequate to fund our operations over the next 24 months. Thereafter, we expect we will need to raise additional capital to meet long-term operating requirements. Our future success and viability are dependent on our ability to raise additional capital through further private offerings of our stock or loans from private investors. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or not available on acceptable terms, we may not be able to conduct our proposed business operations successfully, which could significantly and materially restrict or delay our overall business operations.

Results of Operations

In this discussion of the Company’s results of operations and financial condition, amounts, other than per-share amounts, have been rounded to the nearest thousand dollars.

23

In this Amendment No. 1, we have restated the amounts in our three months and six months results of operations and financial condition, where applicable.

Three Months Ended September 30, 2010 Compared to Three Months Ended September 30, 2009

We are a development stage company. We recorded a net loss of $~~1,148,000~~1,014,000 during the three months ended September 30, 2010 compared to net loss of $791,000 for the three months ended September 30, 2009.

Operating costs increased to $~~1,176,000~~1,234,000 during the three months ended September 30, 2010 compared to $748,000 in the prior period. Significant changes in operating expenses are outlined as follows:

•
Consulting fees decrerased to $28,000 during the three months ended September 30, 2010 compared to $87,000 during the prior period, due primarily to business development services relating to debt restructuring that were in place during the prior period.

•
Consulting compensation – stock-based increased to $70,000 during the three months ended September 30, 2010 from $28,000 during the prior period. The current period expense consists of the fair value of option, stock and warrant grants earned during the period.

•
General and administrative expenses increased to $33,000 in the three months ended September 30, 2010 from $13,000 in the prior period, with the increase resulting primarily from a higher investor relations and travel related activities in the current period.

•
Interest and finance charges increased to $~~401,000~~459,000 during the three months ended September 30, 2010 from $320,000 during the prior period. Current and prior period interest charges are primarily accretion of interest and the fair value of warrants issued with convertible debentures and promissory notes, respectively.

•
Management fees decreased to $54,000 during the three months ended September 30, 2010 from $63,000 during the prior period. Our Board of Directors and management were reorganized during the prior year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

•
Management compensation – stock-based increased to $326,000 during the three months ended September 30, 2010 from $nil during the prior period. The current period expense consists of the fair value of option grants earned during the period.

•
Professional fees decreased to $171,000 during the three months ended September 30, 2010 from $213,000 during the prior period, due to significant activity relating to financing and debt restructuring in the prior period.

•
Research and development increased to $94,000 during the three months ended September 30, 2010 from $25,000 during the prior period. The increase in expense in the current period is due to an option fee payment for licensing technology made to Mayo Foundation for education. Also, our Board of Directors and management were reorganized during the year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer has been allocated to research and development.

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

We recorded a net loss of $~~4,079,000~~3,988,000 during the nine months ended September 30, 2010 compared to a net loss of $~~1,128,000~~14,265,000 for the nine months ended September 30, 2009.

Operating costs increased to $~~4,129,000~~4,146,000 during the nine months ended September 30, 2010 compared to $1,689,000 in the prior period. Significant changes in operating expenses are outlined as follows:

•
Consulting fees decreased to $~~131,000~~67,000 during the nine months ended September 30, 2010 from $320,000 during the prior period, due primarily to business development services relating to debt restructuring that were in place during the prior period.

•
Consulting compensation – stock-based increased to $1,142,000 during the nine months ended September 30, 2010 from $27,500 during the prior period. The current period expense consists of the fair value of option, stock and warrant grants earned during the period.

●
General and administrative expenses increased to $143,000 in the nine months ended September 30, 2010 from $54,000 in the prior period, with the increase resulting primarily from a higher investor relations activities in the current period.

•
Interest and finance charges increased to $~~713,000~~794,000 during the nine months ended September 30, 2010 from $577,000 during the prior period. Current and prior period interest charges are primarily accretion of interest and the fair value of warrants issued with convertible debentures and promissory notes, respectively.

24

•
Management fees increased slightly to $198,000 during the nine months ended September 30, 2010 from $191,000 during the prior period. Our Board of Directors and management were reorganized during the prior year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer have been allocated to research and development.

•
Management compensation – stock-based increased to $974,000 during the nine months ended September 30, 2010 from $24,000 during the prior period. The current and prior period expense consists of the fair value of option grants earned during the period.

•
Professional fees increased to $585,000 during the nine months ended September 30, 2010 from $463,000 during the prior period due to significant activity relating to financing and debt restructuring in the current period].

•
Research and development increased to $243,000 during the nine months ended September 30, 2010 from $29,000 during the prior period. The increase in expense in the current period is due to an option fee payment for licensing technology made to Mayo Foundation for education. Also, our Board of Directors and management were reorganized during the year, and as of June 1, 2009, a portion of the fees paid or accrued to our Chief Executive Officer has been allocated to research and development.

Liquidity and Capital Resources

Since inception, we have continued to incur development related expenses which have resulted in the accumulation of a substantial deficit during the development stage. We will require significant additional financial resources and will be dependant on future financings to fund our ongoing research and development as well as other working capital requirements.

As of September 30, 2010, we had total assets of $~~146,000,~~295,000, total liabilities of $~~1,303,000~~2,635,000 and a deficit of $~~29,354,000~~42,399,000 accumulated during the development stage. Generally, we have financed our operations through the proceeds from convertible notes and the private placement of equity securities as noted in financing activities section below.

Cash and Working Capital

We had cash and cash equivalents of $145,000 as of September 30, 2010, compared to cash of $141,000 at December 31, 2009 and $46,000 at September 30, 2009. We had working capital deficiency of $~~1,157,000~~2,340,000 as of September 30, 2010, compared to a working capital deficiency of $629,000 as of December 31, 2009 and working capital deficiency of $760,000 as of September 30, 2009.

Operating Activities
Net cash used in operating activities during the nine months ended September 30, 2010 was $850,000 compared to $690,000 during the prior period. We had no revenues during the current or prior periods. Operating expenditures increased during the current period due to higher legal fees associated with debt and note settlement, a new agreement with Mayo Foundation, higher non-cash stock-based management fee and higher consulting fees for investor relation services provided by Financial Insights offset by lower consulting fee.

Investing Activities
Net cash used in investing activities during the nine months ended September 30, 2010 was $Nil compared to $Nil during the prior period.

Financing Activities
Net cash provided by financing activities during the nine months ended September 30, 2010 was $854,000 compared to $735,000 during the prior period. Current period financing consisted of advances from related parties and proceeds from convertible notes and prior period financing included proceeds from the same sources in addition to advances from notes and loans payable and equity.

At September 30, 2010, we had 3,868,000 stock options and 24,868,300 share purchase warrants outstanding. The outstanding stock options had a weighted average exercise price of $0.93 per share, with the warrants having a weighted average exercise price of $0.45 per share. Accordingly, as of September 30, 2010, the outstanding options and warrants represented a total of 28,736,300 shares issuable for proceeds of approximately $14,788,000, if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised or that those warrants that contain a cashless exercise provision will not be exercised on a cashless basis.

As of September 30, 2010, we anticipate that we will need significant financing to enable us to meet our anticipated expenditures for the next 24 months, which are expected to be in the range of $5,000,000 assuming a single Phase 1 clinical trial.

25

Going Concern
Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation. Our ability to continue as a going concern is dependent upon our ability to obtain the necessary financing to meet our obligations and pay our liabilities arising from our business operations when they come due. We intend to finance our anticipated operating expenses with further issuances of common stock through private placement offerings or loans from private investors. Management believes that the Company will be able to continue limited operations with accommodations from debt holders and additional temporary short term funding over the next twelve months. Due to capital market conditions, funding continues to be challenging. It is unlikely the Company will be able to continue as a going concern past a twelve month horizon if significant equity funding is not raised within this period.

Off-Balance Sheet Arrangements
Other than as disclosed in the financial statements, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to stockholders.

Critical Accounting Policies
Our consolidated financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our consolidated financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

Refer to Note 2 of our consolidated financial statements for our year ended December 31, 2009 for a summary of significant accounting policies.

Item 3. Quantitive and Qualitative Disclosures About Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Principal Executive Officer and Principal Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is accumulated and communicated to management, including our Principal Executive Officer and Principal Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Based on such evaluation, our Principal Executive Officer and Principal Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are not effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in the reports that we file or submit under the Exchange Act.

It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable (and not absolute) assurance as to its effectiveness, and there can be no assurance that any design will succeed in achieving its stated goals.

Management’s Report on Internal Control Over Financial Reporting
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as required by Sarbanes-Oxley (SOX) Section 404 A. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Principal Executive Officer and Principal Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with United States generally accepted accounting principles (“US GAAP”).

26

As of September 30, 2010, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, as at September 30, 2010 such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below.

The matters involving internal controls and procedures that the Company’s management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were: (1) inadequate entity level controls due to an ineffective audit committee resulting from a lack of independent members on the current audit committee and a lack of outside directors on our board of directors; (2) inadequate segregation of duties consistent with control objectives; (3) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; (4) ineffective controls over period end financial disclosure and reporting processes; (5) incorrect classification of fair value of warrants to additional paid-in capital instead of as a derivative liability on the balance sheet.

Management believes that none of the material weaknesses set forth above had a material adverse effect on the Company's financial results for the nine months ended September 30, 2010, but management is most concerned that the material weakness in entity level controls set forth in item (1) results in ineffective oversight in the establishment and monitoring of required internal controls and procedures, it could result in a material misstatement in our financial statements in future periods.

We are committed to improving our financial organization. As part of this commitment, we will continue to enhance our internal control over financial reporting by: i) expanding our personnel, ii) improving segregate duties consistent with control objectives, iii) appointing one or more outside directors to our board of directors who shall be appointed to our audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management; and iv) preparing and implementing sufficient written policies and checklists which will set forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

Management believes that the appointment of one or more outside directors, who shall be appointed to a fully functioning audit committee, will remedy the ineffective audit committee and a lack of outside directors on our Board. In addition, management believes that preparing and implementing sufficient written policies and checklists will remedy the following material weaknesses (i) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements; and (ii) ineffective controls over period end financial close and reporting processes. Further, management believes that the hiring of additional personnel will result in improved segregation of duties and provide more checks and balances within the financial reporting department.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures over financial reporting on an ongoing basis and are committed to taking further action by implementing additional enhancements or improvements, or deploying additional human resources as may be deemed necessary.

Changes in Internal Control Over Financial Reporting
There have been no changes in our internal control over financial reporting during the nine months ended September 30, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

As of the date of this Quarterly Report, no director, officer, affiliate or beneficial owner of more than 5% of our common stock is (i) a party adverse to us in any legal proceeding, or (ii) has an adverse interest to us in any legal proceeding. Management is not aware of any other legal proceedings pending or that have been threatened against us or our properties.

Item 1A. Risk Factors

Not Applicable.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

27

Item 3. Defaults Upon Senior Securities

None.

Item 4. (Removed and Reserved)

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

The following exhibits are included with this Quarterly Report on Form 10-Q:

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1933, as amended.
31.2	Certification of Acting Principal Accounting Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1933, as amended.
32.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Acting Principal Accounting Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

28

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAPIMMUNE~~,~~ INC.
/s/ Glynn Wilson ________________________________
Glynn Wilson Chairman and Principal Executive Officer Date:  ~~November 19, 2010.~~September [--], 2011.
/s/ Denis Corin __________________________________
Denis Corin Chief Financial Officer and Acting Principal Accounting Officer Date:  ~~November 19, 2010.~~September [--], 2011.

Exhibit 31.1

CERTIFICATION

I, Glynn Wilson, certify that:

(1)	I have reviewed this Report on Form 10-Q for the quarterly period ended September 30, 2010 of TapImmune Inc.;

(2)
Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting in the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:
~~November 19, 2010~~September [--], 2011.
/s/ Glynn Wilson
By: Glynn Wilson
Title: Chairman and Principal Executive Officer

Exhibit 31.2

CERTIFICATION

I, Denis Corin certify that:

(1)	I have reviewed this Report on Form 10-Q for the quarterly period ended September 30, 2010 of TapImmune Inc.;

(2)
Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

(3)
Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

(4)
The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurances regarding the reliability of financial reporting in the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

(5)
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of the internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:~~November 19, 2010~~September [--], 2011.
/s/ Denis Corin
By: Denis Corin
Title: Chief Financial Officer and Acting Principal Accounting Officer

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Glynn Wilson, the Principal Executive Officer of TapImmune Inc. (the “Company”) hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his or her knowledge, the Report on Form 10-Q of TapImmune Inc., for the quarterly period ended September 30, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in the Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of TapImmune Inc.

Date: ~~November 19, 2010~~September [--], 2011.

/s/ Glynn Wilson ________________________________
Glynn Wilson Chairman and Principal Executive Officer

Exhibit 32.2

CERTIFICATION OF ACTING PRINCIPAL ACCOUNTING OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, Denis Corin, the Acting Principal Accounting Officer of TapImmune Inc. (the “Company”) hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his or her knowledge, the Report on Form 10-Q of TapImmune Inc., for the quarterly period ended September 30, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and that the information contained in the Report on Form 10-Q fairly presents in all material respects the financial condition and results of operations of TapImmune Inc.

Date:  ~~November 19, 2010~~

/s/ Denis Corin __________________________________
Denis Corin Chief Financial Officer and Acting Principal Accounting Officer